Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

K-9 HOLDINGS, INC.,

K-9 ACQUISITION, INC.

and

GREAT WOLF RESORTS, INC.

Dated as of March 12, 2012

i

Exhibits

A	Tender Offer Conditions
B	Certificate of Incorporation
C	Concord Amendment
D-1	Rights Plan
D-2	Certificate of Designation
E	Mortgage Notes Consent Solicitation and Change of Control Offer
F	TruPS Exchange Agreement

Page

Disclosure Letters

Company Disclosure Letter
Parent Disclosure Letter

INDEX OF DEFINED TERMS

Term	Section
2007 Junior Subordinated Notes	9.1(y)
2007 Junior Subordinated Notes Indenture	9.1(x)
2011 Audited Financials	4.11(a)
2017 First Mortgage Indenture	6.16(a)
2017 First Mortgage Notes	5.6(a)
Acceptable Confidentiality Agreement	9.1(a)
Acceptance Time	1.4(a)
Adverse Recommendation Change	6.5(d)
Affiliate	9.1(b)
Agreement	Preamble
Alternative Acquisition Agreement	9.1(c)
Applicable Exchange	9.1(d)
Balance Sheet Date	4.12(a)
Book-Entry Shares	3.1(c)(ii)
Business Day	9.1(e)
Businesses	9.1(f)
Capital Lease Obligations	9.1(g)
Certificate of Designation	6.4
Certificate of Merger	2.3
Certificates	3.1(c)(ii)
Change of Control Amendments	6.16(a)
Change of Control Offer	6.16(a)
Chehalis Audited Balance Sheet	4.11(b)
Chehalis Audited Financial Statements	4.11(b)
Chehalis Financial Statements	4.11(b)
Chehalis Joint Venture	4.5
Chosen Courts	9.5(a)
Closing	2.2
Closing Date	2.2
Code	3.2(f)
Collective Bargaining Agreement	9.1(h)
Common Stock	9.1(i)
Company	Preamble
Company Affiliate Transaction	4.24
Company Assets	4.7
Company Benefit Plans	4.16(a)
Company Board	Recitals
Company Board Recommendation	4.3
Company Disclosure Letter	IV
Company Financial Advisor	4.25
Company Financing Parties	4.8(h)
Company Insurer	6.9(d)

v

Term	Section
Company Leases	4.21(a)
Company Material Adverse Effect	9.1(j)
Company Option	3.3(a)
Company Option Plans	9.1(k)
Company Organizational Documents	9.1(l)
Company Permits	4.23(a)
Company Proxy Statement	4.6(b)
Company SEC Reports	4.10
Company Severance Plan	6.8(b)
Company Stock Plans	9.1(m)
Company Stockholders Meeting	4.6(b)
Company Termination Fee	8.6(b)
Concord Amendment	Recitals
Concord Mortgage Loan	9.1(n)
Confidentiality Agreement	6.3(b)
Consent Solicitation	6.16(a)
Continuation Period	6.8(a)
Contract	9.1(o)
Covered Indemnification Rights	6.9(a)
Damages	6.9(b)
DGCL	2.1
Disclosed Conditions	5.6(e)
Dissenting Shares	3.4(a)
Effective Time	2.3
Employee	6.8(a)
Enforceability Exceptions	9.1(p)
Environmental Law	4.19
Equity Commitment Letter	5.6(a)
Equity Financing	5.6(a)
ERISA	4.16(a)
ERISA Affiliate	4.16(c)
Exchange Act	1.1(a)
Excluded Shares	3.1(b)
Expenses	6.13
Expiration Date	1.1(b)
Fairness Opinion	4.25
Fee Letters	5.6(e)
Financing	5.6(a)
Financing Commitments	5.6(a)
Forward Purchase Commitment	5.6(a)
Forward Purchase Commitment Letter	5.6(a)
Forward Purchase Commitment Party	9.5(b)
Forward Purchase Termination Fee	8.6(d)
Forward Purchasers	5.6(a)
Fraud	9.1(q)

Term	Section
Funded Debt	9.1(r)
GAAP	4.11(a)(ii)
Governmental Authority	9.1(s)
Governmental Authorizations	4.6
Grand Mound Loans	6.1(x)
Grand Mound Term Sheet	6.1(x)
Guarantee	9.1(t)
Hazardous Substances	9.1(u)
Indebtedness	9.1(v)
Indemnified Parties	6.9(a)
Independent Directors	1.4(c)
Initial Expiration Date	1.1(b)
Intellectual Property	9.1(w)
Intervening Event	6.5(f)
IRS	4.16(b)
Issuers	6.16(a)
Knowledge	9.1(z)
Latest Balance Sheet	4.11(b)
Law	9.1(aa)
Leased Parcel	4.21(b)
Legal Actions	4.14
Liabilities	4.12
Licensed Intellectual Property	9.1(bb)
Liens	9.1(cc)
Limited Guarantee	5.11
Material Contracts	4.15
Maximum Premium	6.9(c)
Merger	Recitals
Merger Consideration	3.1(c)(i)
Merger Sub	Preamble
New Grand Mound Loans	6.1(x)
New Junior Subordinated Notes	Recitals
New Junior Subordinated Notes Indenture	Recitals
New Plans	6.8(c)
Notes Offer Documents	6.16(d)
Notes Offers	6.16(a)
Notice Period	6.5(e)(iii)
Offer Price	Recitals
Offer to Purchase	1.2
Old Plans	6.8(c)
Orders	9.1(dd)
Owned Intellectual Property	9.1(ee)
Owned Real Property	4.21(a)
Parent	Preamble
Parent Assets	5.4(b)

Term	Section
Parent Contracts	5.4(c)
Parent Disclosure Letter	V
Parent Material Adverse Effect	9.1(ff)
Parent Related Parties	9.13
Parent Related Party	9.13
Parent Termination Fee	8.6(c)
Paying Agent	3.2(a)
Payment Fund	3.2(b)
Permits	4.23(a)
Permitted Lien	9.1(gg)
Person	9.1(hh)
Personal Information	4.20(f)
Pre-2012 Stock Unit Award	3.3(b)
Preferred Stock	4.8(a)
Privacy Policy	4.20(f)
Promissory Note	1.5(c)
Real Estate Agreements	4.21(b)
Real Property Leases	4.21(b)
Related Party	4.24(a)
Representatives	9.1(ii)
Required Information	9.1(jj)
Requisite Company Vote	9.1(kk)
Requisite Notes Consent	9.1(ll)
Restricted Shares	3.3(b)
Rights	9.1(mm)
Rights Plan	4.26
Sarbanes-Oxley Act	4.10
Schedule 14D-9	1.3(b)
Schedule TO	1.2
SEC	4.6(b)
Securities Act	1.5(b)
Sponsors	5.6(a)
Subsequent Offering Period	1.1(b)
Subsidiary	9.1(oo)
Superior Proposal	9.1(pp)
Surviving Bylaws	2.6
Surviving Charter	2.5
Surviving Corporation	2.1
Takeover Laws	9.1(qq)
Takeover Proposal	9.1(rr)
Tax Returns	9.1(ss)
Taxes	9.1(tt)
Tender Offer	Recitals
Tender Offer Conditions	1.1(a)
Tender Offer Documents	1.2

Term	Section
Termination Date	8.2(a)
Top-Up Closing	1.5(c)
Top-Up Closing Date	1.5(c)
Top-Up Option	1.5(a)
Top-Up Shares	1.5(a)
Transaction Claims	6.11(g)
TruPS Exchange	Recitals
TruPS Exchange Agreement	Recitals
Trust III Preferred Securities	4.8(h)
Trust IV	Recitals
Trust IV Preferred Securities	Recitals
Wholly-Owned Subsidiary	9.1(uu)
Willful and Material Breach	9.1(vv)
Wisconsin Statutes	9.1(ww)
Working Capital Facility	6.14(d)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of March 12, 2012 (this “Agreement”), by and among K-9 HOLDINGS, INC., a Delaware corporation (“Parent”), K-9 ACQUISITION, INC., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and GREAT WOLF RESORTS, INC., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, it is proposed that Merger Sub shall commence a tender offer (as it may be amended or supplemented from time to time as permitted by this Agreement, the “Tender Offer”) to purchase all of the outstanding shares of Common Stock at a price per share of Common Stock of $5.00 net to the seller in cash (such amount or any greater amount per share of Common Stock as may be paid pursuant to the Tender Offer or as may be equitably adjusted as provided herein, the “Offer Price”), on the terms and subject to the conditions set forth herein;

WHEREAS, the parties intend that following the consummation of the Tender Offer, Merger Sub shall be merged with and into the Company on the terms and subject to the conditions of this Agreement (the “Merger”);

WHEREAS, the board of directors of the Company (the “Company Board”), at a meeting thereof duly called and held, has unanimously (including a majority of disinterested directors) (a) approved and declared advisable this Agreement, the Merger and the transactions contemplated by this Agreement, including the Tender Offer, (b) declared that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement, (c) directed that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company, and (d) resolved and agreed to recommend to the Stockholders of the Company that they accept the Tender Offer, tender their Common Stock into the Tender Offer and, to the extent required by applicable Law, vote in favor of the approval and adoption of this Agreement and the transactions contemplated hereby including the Merger and the Tender Offer, in each case on the terms and subject to the conditions of this Agreement;

WHEREAS, the board of directors of Merger Sub, at a meeting thereof duly called and held, has unanimously approved and declared advisable, and the board of directors of Parent, at a meeting thereof duly called and held, has unanimously approved, this Agreement, the Merger and the transactions contemplated by this Agreement, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, on or prior to the execution of this Agreement, and as a condition and inducement to the willingness of Parent to enter into this Agreement, the Company or its applicable Subsidiary has entered into a First Amendment to Loan Agreement dated as of March 12, 2012, by and among Great Wolf Lodge of the Carolinas, LLC, a Delaware limited liability company, Crédit Agricole Corporate and Investment Bank and Deutsche Bank Trust Company Americas in the form attached hereto as Exhibit C (the “Concord Amendment”);

WHEREAS, on or prior to the execution of this Agreement, and as a condition and inducement to the willingness of Parent to enter into this Agreement, (i) GW Capital Trust IV, a Delaware statutory trust (“Trust IV”) has issued undivided preferred beneficial interests (“Trust IV Preferred Securities”) pursuant to the Exchange Agreement dated as of March 12, 2012 among Trust IV, the Company and Kodiak CDO II, Ltd. (the “TruPS Exchange Agreement”) in exchange for all outstanding Trust III Preferred Securities (the “TruPS Exchange”), and (ii) the Company has issued new Junior Subordinated Notes due July 31, 2017 (“New Junior Subordinated Notes”) under that certain Junior Subordinated Indenture, dated as of March 12, 2012, between the Company and Wells Fargo Delaware Trust Company, National Association, as trustee (the “New Junior Subordinated Notes Indenture”) to replace the 2007 Junior Subordinated Notes; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, the Sponsors are entering into a Limited Guarantee in favor of the Company with respect to certain of Parent’s and Merger Sub’s obligations under this Agreement as further specified therein.

Accordingly, in consideration of the mutual representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

THE TENDER OFFER

Section 1.1 The Tender Offer.

(a) If this Agreement shall not have been terminated in accordance with Article VIII, as promptly as reasonably practicable, and in any event no more than five Business Days following the date hereof (but subject to applicable Law), Merger Sub shall, and Parent shall cause Merger Sub to commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Exchange Act”)) an offer to purchase all outstanding shares of Common Stock at the Offer Price. The obligations of Merger Sub, and of Parent to cause Merger Sub, to accept for payment and pay for any shares of Common Stock tendered pursuant to the Tender Offer shall be subject only to the satisfaction or waiver by Merger Sub of the conditions set forth in Exhibit A hereto (the “Tender Offer Conditions”) and the terms and conditions hereof. Merger Sub expressly reserves the right, in its sole discretion, to waive any Tender Offer Condition, in whole or in part, at any time or from time to time, or to modify the terms or conditions of the Tender Offer, except that, without the written consent of the Company, Merger Sub shall not (i) reduce the Offer Price except in accordance with Section 3.1(d), (ii) change the form of consideration payable in the Tender Offer (other than by adding consideration), (iii) reduce the number of shares of Common Stock subject to the Tender Offer, (iv) waive or change the Minimum Condition, (v) add to, or impose conditions on the Tender Offer other than, the Tender Offer Conditions, (vi) extend the expiration of the Tender Offer except (A) as required or permitted by Section 1.1(b), (B) as required by applicable Law or (C) in connection with an increase in the Offer Price, or (vii) modify any Tender Offer Condition or any term of the Tender Offer set forth in this Agreement in a manner adverse to the holders of shares of Common Stock or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Tender Offer or prevent, materially delay or impair the ability of Parent or Merger Sub to consummate the Tender Offer, the Merger or the other transactions contemplated by this Agreement; provided, however, nothing herein shall limit the ability of Merger Sub to elect to extend the Tender Offer after the acceptance of shares of Common Stock to provide for a Subsequent Offering Period. Either Parent or Merger Sub may, in its sole and absolute discretion and without the consent of the Company, increase the Offer Price, in which case the Tender Offer shall be extended, without the consent of the Company, as required by applicable Law. The Company agrees that no shares of Common Stock held by the Company or any of its Subsidiaries will be tendered in the Tender Offer; provided that for the avoidance of doubt, the foregoing limitation does not apply to the shares of Common Stock held in trust to fund obligations under the Company’s Deferred Compensation Plan.

(b) The Tender Offer shall initially be scheduled to expire at 9:00 a.m., New York time, on the date that is 21 Business Days (determined in accordance with Rule 14d 1(g)(3) of the Exchange Act) after commencement of the Tender Offer (the “Initial Expiration Date”) or, in the event the Initial Expiration Date has been extended pursuant to this Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Date, or such later date and time to which the Initial Expiration Date has been extended pursuant to this Agreement, is referred to as the “Expiration Date”). If at the Initial Expiration Date or any subsequent Expiration Date, any Tender Offer Condition, including the Delaying Condition, is not satisfied or waived, then Merger Sub shall, and Parent shall cause Merger Sub to, extend the Tender Offer for at least five (5) but not greater than ten (10) Business Days (the length of such period to be determined, subject to applicable Law, in the sole discretion of Merger Sub); provided, that such extension does not extend beyond the Termination Date. In addition, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Tender Offer on one or more occasions for the minimum period required by any rule, regulation or interpretation of the SEC, or the staff thereof, applicable to the Tender Offer, provided, that such extension does not extend beyond the Termination Date. To the extent the Change of Control Offer has not terminated and the Delaying Condition shall not have been satisfied or waived, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Tender Offer so that the Expiration Date is co-terminus with the scheduled expiration time of the Change of Control Offer; provided, however, that such extension does not extend beyond five (5) Business Days prior to the Termination Date. To the extent the Change of Control Offer has not terminated and (A) Parent has not received the Requisite Notes Consent and (B) the Forward Purchase Commitment Letter shall have been terminated or the Forward

Purchasers shall have indicated to Parent in writing their intention not to consummate their obligations thereunder with respect to the Change of Control Offer or Parent or its Affiliate shall not be able to obtain the Forward Purchase Commitment promptly following the Acceptance Time, Merger Sub may, but shall not be required to, extend the Tender Offer on one or more occasions in increments of at least five (5) but not greater than ten (10) Business Days (the length of such period to be determined, subject to applicable Law, in the sole discretion of Merger Sub); provided, however, that such extension(s) does not extend beyond the Termination Date. Merger Sub may, without the consent of the Company and in its sole discretion, extend the Tender Offer for up to ten (10) Business Days beyond the then scheduled expiration date of the Tender Offer up to the Termination Date, if the Company shall have received a Takeover Proposal or an Adverse Recommendation Change occurs. The Offer Price shall, subject to applicable withholding of taxes as set forth in Section 3.2(f), be net to the seller in cash, upon the terms and subject to the conditions of the Tender Offer. Merger Sub shall pay for all shares of Common Stock validly tendered and not withdrawn promptly following the acceptance of the shares of Common Stock for payment pursuant to the Tender Offer. Notwithstanding the immediately preceding sentence and subject to the applicable rules of the SEC and the terms and conditions of the Tender Offer, Merger Sub expressly reserves the right to delay payment for shares of Common Stock in order to comply in whole or in part with applicable Laws. Any such delay shall be effected in compliance with the Exchange Act. Merger Sub may extend the Tender Offer after the acceptance of shares of Common Stock thereunder for a further period of time by means of a subsequent offering period under Rule 14d-11 promulgated under the Exchange Act (a “Subsequent Offering Period”) of not more than 20 Business Days to meet the objective that there be validly tendered, in accordance with the terms of the Tender Offer, prior to the expiration of the Tender Offer (as so extended), and not withdrawn a number of shares of Common Stock which, together with shares of Common Stock then owned by Parent and Merger Sub, represents at least 90% of the then outstanding shares of Common Stock. If the payment equal to the Offer Price in cash is to be made to a person other than the person in whose name the surrendered certificate formerly evidencing shares of Common Stock is registered on the stock transfer books of the Company, it shall be a condition of payment that the certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and similar taxes required by reason of the payment of the Offer Price to a person other than the registered holder of the certificate surrendered, or shall have established to the satisfaction of Merger Sub that such taxes either have been paid or are not applicable.

(c) Subject to the terms of the Tender Offer and this Agreement and the satisfaction of all of the Tender Offer Conditions, Merger Sub will accept for payment and pay for all shares of Common Stock validly tendered and not validly withdrawn pursuant to the Tender Offer as soon as practicable after the scheduled expiration date thereof (as the same may be extended or required to be extended) or, in the case of any shares of Common Stock tendered during any Subsequent Offering Period, as soon as practicable following the valid tender thereof. Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase and pay for any and all shares of Common Stock that Merger Sub becomes obligated to accept for payment and purchase pursuant to the Tender Offer and shall cause Merger Sub to fulfill all of Merger Sub’s covenants, agreements and obligations in respect of the Tender Offer and this Agreement, in each case to the extent such covenants and payment obligations are to be performed or made at or prior to Closing.

(d) If this Agreement is validly terminated pursuant to Article VIII prior to the Acceptance Time, then Merger Sub shall, and Parent shall cause Merger Sub to, promptly (and in any event within seventy-two (72) hours of such termination), irrevocably and unconditionally terminate the Tender Offer and in any event shall not acquire any shares of Common Stock pursuant thereto. If the Tender Offer is terminated or withdrawn by Merger Sub, or this Agreement is terminated in accordance with Article VIII prior to the Acceptance Time, Merger Sub shall promptly return, and shall cause any depositary acting on behalf of Merger Sub to return, in accordance with applicable Law, all tendered shares of Common Stock to the registered holders thereof.

Section 1.2 Tender Offer Documents. As promptly as reasonably practicable on the date of commencement of the Tender Offer, Parent and Merger Sub shall (a) file a combined Tender Offer Statement under cover of Schedule TO (together with all amendments and supplements thereto, the “Schedule TO”) with respect to the Tender Offer, which shall (i) be in a form reasonably satisfactory to the Company (provided the Company completes its review and provides it comments thereto in a timely manner), (ii) comply in all material respects with all applicable federal securities Laws and (iii) contain or shall incorporate by reference an offer to purchase (the “Offer to Purchase”) and forms of the related letter of transmittal and form of summary advertisement (the Schedule TO, the Offer to Purchase and such other documents, together with all amendments and supplements thereto, the “Tender Offer Documents”) and (b) cause the Tender Offer Documents to be disseminated to the Company’s stockholders, in each case as and to the extent required by applicable federal securities Laws. The Tender Offer Documents will contain all information that is required to be included therein in accordance with the Exchange Act, and the rules and regulations thereunder, and under any applicable Laws. The Company shall promptly supply Parent and Merger Sub in writing, for inclusion in the Tender Offer Documents, all information concerning the Company and its Subsidiaries and the Company’s stockholders that may be required under the Exchange Act or reasonably requested in connection with any action contemplated by this Section 1.2 to be included in the Tender Offer Documents. The Company hereby consents to the inclusion in the Tender Offer Documents of the Fairness Opinion and all other material disclosure relating to the Company Financial Advisor (including the fees and other consideration that the Company Financial Advisor will receive upon consummation of the Tender Offer and the Merger). Each of Parent, Merger Sub and the Company agrees promptly to correct any information provided by it for use in the Tender Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Merger Sub further agrees to take all steps necessary to cause the Tender Offer Documents as so corrected to be filed with the SEC and to be disseminated to the Company’s stockholders, in each case as and to the extent required by applicable federal securities Laws. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Tender Offer Documents and any amendments thereto prior to the filing thereof with the SEC and Parent shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company and its counsel. In addition, Parent agrees to provide the Company and its counsel any written comments that Parent may receive from the SEC or its staff with respect to the Tender Offer Documents promptly after the receipt of such comments, and any written responses thereto, and to promptly inform them of any oral comments or other communications. The Company and its counsel shall be given a reasonable opportunity to review and comment upon any written responses and to participate in any oral responses and Parent shall give due consideration to all reasonable additions, deletions or changes, as applicable, suggested thereto by the Company and its counsel.

Section 1.3 Company Actions.

(a) The Company hereby consents to the Tender Offer and to the inclusion in the Tender Offer Documents of the Company Board Recommendation (subject only to the Company’s right to rescind, modify or withdraw the Company Board Recommendation in accordance with the provisions of Section 6.5).

(b) The Company shall use its reasonable best efforts to file with the SEC and to mail to the Company’s stockholders on the date of filing by Parent and Merger Sub of the Tender Offer Documents (and in any event not later than the later of (i) five days following the date hereof and (ii) the date of filing by Parent and Merger Sub of the Tender Offer Documents) a Solicitation/Recommendation Statement on Schedule 14D-9 (such Schedule 14D-9, together with any amendments or supplements thereto, the “Schedule 14D-9”) containing the Company Board Recommendation and the Fairness Opinion, and shall cause the Schedule 14D-9 to be disseminated to the Company’s stockholders (concurrently with and in the same mailing envelope as the Tender Offer Documents) as required by Rule 14d-9 under the Exchange Act. Parent and Merger Sub shall promptly furnish to the Company all information concerning Parent and Merger Sub that is required under the Exchange Act or reasonably requested in connection with any action contemplated by this Section 1.3 to be included in the Schedule 14D-9. Each of the Company, Parent and Merger Sub agrees promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to the Company’s stockholders, in each case, as and to the extent required by applicable federal securities Law. Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 and any amendments thereto prior to the filing thereof with the SEC and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent, Merger Sub and their counsel. In addition, the Company agrees to provide Parent, Merger Sub and their counsel any written comments that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments, and any written responses thereto, and to promptly inform them of any oral comments or other communications. Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review and comment upon any written responses and to participate in any oral responses and the Company shall give due consideration to all reasonable additions, deletions or changes, as applicable, suggested thereto by Parent, Merger Sub and their counsel.

(c) In connection with the Tender Offer, the Company shall cause its transfer agent promptly (but in any event not later than three Business Days following the date hereof) to furnish Parent and Merger Sub with mailing labels, security position listings, any non-objecting beneficial owner lists and any available listings or computer files containing the names and addresses of the record holders of shares of Common Stock as of the most recent practicable date and shall furnish Parent and Merger Sub with such additional available information (including periodic updates of such information) and such other assistance as Parent, Merger Sub or their agents may reasonably request in communicating the Tender Offer to the record and beneficial holders of shares of Common Stock. Upon Parent’s reasonable request and subject to the requirements of applicable Law, the Company shall cause its Representatives to use their, and shall use its, reasonable best efforts to make solicitations and recommendations to the holders of shares of Common Stock for purposes of causing the Minimum Condition to be satisfied, including, upon Parent’s request, together with Parent and Merger Sub, jointly preparing a presentation to RiskMetrics Group or such other proxy advisory firm as designated by Parent to recommend this Agreement and the transactions contemplated hereby, including the Tender Offer and the Merger. Parent and Merger Sub shall, and shall cause their agents to treat the information contained in any such labels, listings and files in accordance with the terms and conditions of the Confidentiality Agreement, shall use such information prior to Closing only in connection with the Tender Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, promptly deliver to the Company or destroy all copies of such information then in their possession or under their control or in the possession or under the control of any of their representatives or agents in accordance with the terms of the Confidentiality Agreement.

Section 1.4 Directors.

(a) Subject to compliance with applicable Law, promptly upon the acceptance for payment by Merger Sub of shares of Common Stock pursuant to the Tender Offer representing at least such number of shares of Common Stock as shall satisfy the Minimum Condition (the time of such acceptance, the “Acceptance Time”), and from time to time thereafter, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, to the Company Board as is equal to the product of the total number of directors on the Company Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage of the total number of outstanding shares of Common Stock at such time represented by the aggregate number of shares of Common Stock beneficially owned by Parent or its Affiliates at such time (including shares of Common Stock so accepted for payment);

provided, however, that Parent shall be entitled to designate at least a majority of the directors on the Company Board as long as Parent and its Affiliates beneficially own a majority of the shares of Common Stock of the Company. In furtherance thereof, the Company shall, upon request of Parent, promptly take all actions necessary to cause Parent’s designees to be so elected or appointed by the incumbent directors of the Company and each Subsidiary of the Company (as applicable) prior to the Acceptance Time, including increasing the size of the Company Board and/or securing the resignations of one or more incumbent directors and/or filling any vacancies so created with Parent’s designees. At such time, the Company shall, upon request of Parent, also promptly take, and cause any incumbent directors of the Company and each Subsidiary of the Company (as applicable) prior to the Acceptance Time to take, all actions necessary to cause individuals designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each Subsidiary of the Company (including in the case of GWR Operating Partnership, L.L.L.P. taking any actions necessary to cause Parent’s designees to become “Continuing Directors” as such term is defined in the 2017 First Mortgage Indenture) and (iii) each committee (or similar body) of each such board, in each case, subject to applicable Law and, if applicable, the rules and regulations of the Applicable Exchange.

(b) The Company’s obligations to appoint Parent’s designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The Company shall promptly take, at its expense, all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.4, including mailing to stockholders the information required under Section 14(f) and Rule 14f-1 not later than such time as is necessary to enable Parent’s designees to be elected or appointed to the Company Board at the Acceptance Time. Parent shall supply to the Company and be solely responsible for any information with respect to itself and its officers, directors and Affiliates to the extent required by Section 14(f) and Rule 14f-1. Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review and comment on the any materials required to be filed with the SEC or mailed to security holders pursuant to Section 14(f) or Rule 14f-1 and any amendments thereto prior to the filing thereof with the SEC and mailing thereof to security holders and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent, Merger Sub and their counsel. The provisions of this Section 1.4 are in addition to and shall not limit any rights that Parent, Merger Sub or any of their Affiliates may have as a holder or beneficial owner of shares of Common Stock as a matter of applicable Law with respect to the election of directors or otherwise.

(c) If Parent’s designees are elected or appointed to the Company Board pursuant to this Section 1.4, then, until the Effective Time, the Company shall cause the Company Board to maintain at least three directors who are members of the Company Board on the date of this Agreement and who are independent for purposes of Rule 10A-3 under the Exchange Act (the “Independent Directors”); provided, however, that if the number of Independent Directors is reduced below three for any reason, the remaining Independent Director(s) shall be entitled to nominate an individual or individuals to fill such vacancy who shall be deemed to be Independent Directors for purposes of this Agreement or, if no Independent Directors then remain, the other directors shall promptly (and in any event within ten Business Days) designate three individuals to fill such vacancies who are independent for purposes of Rule 10A-3 under the Exchange Act, and such individuals shall be deemed to be Independent Directors for purposes of this Agreement; provided, that if no such Independent Director is appointed in such time period, Parent shall designate such Independent Director(s). The Company and the Company Board shall promptly take all action as may be necessary to comply with their obligations under this Section 1.4(c). Notwithstanding anything in this Agreement to the contrary, from and after the time, if any, that Parent’s designees pursuant to this Section 1.4 constitute a majority of the Company Board and prior to the Effective Time, subject to the terms hereof, (i) any amendment, modification or termination of this Agreement by the Company, (ii) any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Merger Sub hereunder, (iii) any waiver of any condition to the Company’s obligations hereunder or any of the Company’s rights hereunder, (iv) any amendment to the Company Organizational Documents that adversely affects or would reasonably be expected to adversely affect the stockholders of the Company (other than Parent, Merger Sub or any of their Affiliates) (v) any Adverse Recommendation Change or (vi) any other action of the Company in connection the Merger, which adversely affects or would reasonably be expected to adversely affect the stockholders of the Company (other than Parent, Merger Sub or any of their Affiliates), will require the concurrence of a majority of the Independent Directors (or in the case where there are two or fewer Independent Directors, the concurrence of all Independent Directors). The Independent Directs shall have the authority to retain such counsel (which may include current counsel to the Company) and other advisors at the expense of the Company as reasonably determined by the Independent Directors and shall have the authority to institute any action on behalf of the Company to enforce performance of this Agreement or any of the Company’s rights hereunder, in each case until the Closing. Following the Acceptance Time and prior to the Effective Time, unless required by applicable Law or applicable fiduciary duties, neither Parent nor Merger Sub shall take any action to remove any Independent Director.

Section 1.5 The Top-Up Option.

(a) The Company hereby grants to Merger Sub an irrevocable option (the “Top-Up Option”) to purchase that number of shares of Common Stock (the “Top-Up Shares”) equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock held by Parent and Merger Sub at the time of such exercise, shall constitute one share more than 90% of the total shares of Common Stock then outstanding (determined on a fully diluted basis and assuming the issuance of the Top-Up Shares), at a price per Common Share equal to the Offer Price.

(b) The Top-Up Option shall be exercised by Merger Sub once in whole and not in part on or prior to the fifth Business Day after the later of the Acceptance Time and the expiration of any Subsequent Offering Period, if applicable, if at such time, Parent, Merger Sub and any Subsidiary of Parent or Merger Sub do not own

in the aggregate at least 90% of the total shares of Common Stock then outstanding; provided, however, that the obligation of the Company to deliver the Top-Up Shares is subject to the conditions that (i) no judgment, injunction, order or decree of any Governmental Authority shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares in respect of such exercise; (ii) the Top-Up Option shall not be exercisable for a number of shares of Common Stock in excess of the number of authorized but unissued shares of Common Stock (including as authorized and unissued shares of Common Stock, for purposes of this Section 1.5, any shares of Common Stock held in the treasury of the Company); and (iii) Merger Sub has accepted for payment and paid for all shares of Common Stock validly tendered in the Tender Offer and not withdrawn; provided, further, that the Top-Up Option shall terminate upon the earlier to occur of (A) the Effective Time and (B) the termination of this Agreement in accordance with its terms. Upon exercise of the Top-Up Option, Parent covenants to cause the Closing to occur as promptly as reasonably practicable following the issuance of the Top-Up Shares. The parties shall cooperate to ensure that the issuance of the Top-Up Shares is accomplished as promptly as reasonably practicable following the exercise of the Top-Up Option and in a manner consistent with applicable Law, including compliance with an applicable exemption from registration of the Top-Up Shares under the Securities Act of 1933, as amended (the “Securities Act”).

(c) If Merger Sub wishes to exercise the Top-Up Option, Merger Sub shall so notify the Company in writing, and shall set forth in such notice (i) the number of shares of Common Stock that will be owned by Parent and Merger Sub immediately preceding the purchase of the Top-Up Shares, and (ii) the place and time for the closing of the purchase of the Top-Up Shares (the “Top-Up Closing” and the date of such closing, “Top-Up Closing Date”), which shall take place not later than five Business Days following the Acceptance Time or the expiration of any Subsequent Offering Period. The Company shall, as soon as practicable following receipt of such notice (and in no event later than the Top-Up Closing Date), notify Parent and Merger Sub in writing of the number of shares of Common Stock then outstanding and the number of Top-Up Shares. At the Top-Up Closing, Merger Sub shall pay the Company the aggregate price required to be paid for the Top-Up Shares and the Company shall cause to be issued to Merger Sub a certificate representing the Top-Up Shares, which certificate may include any legends required by applicable securities Laws. The aggregate price required to be paid for the Top-Up Shares shall be paid by Merger Sub or Parent by (A) paying in cash, by wire transfer of readily available funds, an amount equal to not less than the aggregate par value of the Top-Up Shares and (B) executing and delivering to the Company a promissory note (the “Promissory Note”) having a principal amount equal to the aggregate cash purchase price for the Top-Up Shares less the amount paid in cash pursuant to clause (A). The Promissory Note shall bear interest at the rate of interest per annum equal to the prime lending rate prevailing from time to time during such period as published in The Wall Street Journal, shall mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty. Merger Sub and the Company hereby agree that in any appraisal proceeding described in Section 3.4 hereof, that the fair value of the Dissenting Shares subject to the appraisal proceeding shall be determined in accordance with the DGCL without regard to the Top-Up Option, the Top-Up Shares or the Promissory Note.

(d) Without the prior written consent of the Company, the right to exercise the Top-Up Option granted pursuant to this Agreement may be exercised only once and shall not be assigned by Merger Sub except in connection with an assignment in compliance with Section 9.16. Any attempted assignment in violation of this Section 1.5(d) shall be null and void.

(e) From the date hereof until the Effective Time, the Company shall cause to be reserved and kept available out of its authorized and unissued shares of Common Stock or any shares of Common Stock held in its treasury, the number of shares of Common Stock that will be sufficient to permit the exercise in full of the Top-Up Option pursuant to this Section 1.5 in addition to the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Company.

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under the DGCL as the surviving corporation in the Merger (the “Surviving Corporation”) and (c) the Surviving Corporation shall become a wholly-owned Subsidiary of Parent.

Section 2.2 Closing. Unless this Agreement has been terminated in accordance with Section 8.1 through Section 8.4 and subject to the satisfaction or waiver of all of the conditions to closing contained in Article VII, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, at 10:00 a.m. (local time) on the second Business Day after the day on which the conditions set forth in Article VII (other than any conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived in accordance with this Agreement or (b) at such other place and time as Parent and the Company may agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.”

Section 2.3 Effective Time. At the Closing, Parent and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed, signed, acknowledged and filed with the Secretary of State of the State of Delaware in such form as is required by the relevant provisions of the DGCL. The Merger shall become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other subsequent date or time as Parent and the Company may agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

Section 2.4 Effects of the Merger. The Merger shall have the effects set forth in the DGCL, this Agreement and the Certificate of Merger.

Section 2.5 Certificate of Incorporation. The certificate of incorporation of the Company shall, at the Effective Time, be amended and restated to read in its entirety as set forth in Exhibit B and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation (the “Surviving Charter”), until amended as provided therein and by applicable Law.

Section 2.6 Bylaws. The bylaws of Merger Sub in effect immediately before the Effective Time shall be, from and after the Effective Time, the bylaws of the Surviving Corporation (the “Surviving Bylaws”), except that such bylaws shall be amended to reflect the name of the Surviving Corp shall be “Great Wolf Resorts, Inc.”, until amended as provided in the Surviving Charter and the Surviving Bylaws and by applicable Law.

Section 2.7 Directors. The parties shall take all requisite action so that the directors of Merger Sub immediately before the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.

Section 2.8 Officers. The officers of the Company immediately before the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.

ARTICLE III

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 3.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of capital stock of Merger Sub or the Company:

(a) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately before the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Common Stock owned or held in treasury by the Company or any Wholly-

Owned Subsidiary or by Parent or any of its Subsidiaries (other than the Company or any of its Wholly-Owned Subsidiaries) immediately before the Effective Time (collectively, the “Excluded Shares”) shall be canceled automatically without any conversion thereof and shall cease to exist, and no consideration or distribution shall be paid or made for those Excluded Shares.

(c) Conversion of Common Stock.

(i) Each share of Common Stock issued and outstanding immediately before the Effective Time (other than Excluded Shares and Dissenting Shares) shall be canceled and converted into the right to receive the Offer Price in cash, without interest and subject to applicable withholding tax as set forth in Section 3.2(f) (the “Merger Consideration”).

(ii) All shares of Common Stock that have been converted pursuant to Section 3.1(c)(i) shall be canceled automatically and shall cease to exist, and the holders of (A) certificates which immediately before the Effective Time represented such shares (the “Certificates”) or (B) shares represented by book-entry (the “Book-Entry Shares”) shall cease to have any rights with respect to those shares, other than the right to receive the Merger Consideration in accordance with Section 3.2.

(d) Equitable Adjustment. If at any time during the period between the date of this Agreement and the Effective Time, (i) any change in the number of outstanding shares of Common Stock, or securities convertible into, exchangeable into or exercisable for shares of Common Stock, shall occur as a result of any stock split (including a reverse stock split) or combination, or any stock dividend or stock distribution (including any dividend or distribution of securities convertible into or exchangeable for shares of Common Stock) is declared with a record date during such period, then the Merger Consideration and the Offer Price shall be equitably adjusted to reflect such change and (ii) any Rights (as defined in the Rights Plan) are exercised or any dividends or distributions are made, set aside, paid or declared with respect to the Series A Junior Participating Preferred Stock, then the Merger Consideration and the Offer Price shall be equitably adjusted to reflect such change, in each case such that the aggregate consideration payable (taking into account any such stock splits, combinations, dividends or distributions) to shareholders is the same as prior to such event.

Section 3.2 Surrender of Certificates and Book-Entry Shares.

(a) Paying Agent. Not less than three Business Days before the Effective Time, Parent shall (i) select a bank or trust company, satisfactory to the Company in its reasonable discretion, to act as the paying agent for the payment of the amounts to be paid pursuant to this Article III (the “Paying Agent”) and (ii) enter into a paying agent agreement with the Paying Agent, the terms and conditions of which are satisfactory to the Company in its reasonable discretion. Parent shall be responsible for all fees and expenses of the Paying Agent.

(b) Payment Fund. At the Effective Time, Parent shall deposit, or cause to be deposited (including deposits by the Company in accordance with Section 6.14 if deemed appropriate by Parent), with the Paying Agent, for the benefit of the holders of Certificates and Book-Entry Shares for payment in accordance with this Article III through the Paying Agent, sufficient funds for the payment of (i) the aggregate Merger Consideration, and (ii) sufficient funds for the aggregate amount payable by the Company under Section 3.3, which amount shall then be paid by the Paying Agent to the Company. Such funds provided to the Paying Agent are referred to as the “Payment Fund.”

(c) Payment Procedures.

(i) Letter of Transmittal. As promptly as possible after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a share of Common Stock converted pursuant to Section 3.1(c)(i), (A) a letter of transmittal in customary form, specifying that delivery shall be effected, and risk of loss and title to such holder’s shares shall pass, only upon proper delivery of Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal and (B) instructions for surrendering such Certificates or Book-Entry Shares in exchange for the Merger Consideration.

(ii) Surrender of Shares. Upon surrender of a Certificate or of a Book-Entry Share for cancellation to the Paying Agent, together with a duly completed and validly executed letter of transmittal, and any other documents reasonably required by the Paying Agent, the holder of that Certificate or Book-Entry Share shall be entitled to receive, and the Paying Agent shall promptly pay in exchange therefor, the Merger Consideration payable in respect of the number of shares formerly evidenced by that Certificate or such Book-Entry Share less any required withholding of Taxes. Any Certificates and Book-Entry Shares so surrendered shall be canceled immediately. No interest shall accrue or be paid on any amount payable upon surrender of Certificates or Book-Entry Shares.

(iii) Unregistered Transferees. If any Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, then the Merger Consideration may be paid to such a transferee so long as (A) the surrendered Certificate is accompanied by all documents reasonably required by Parent to evidence and effect that transfer and (B) the Person requesting such payment (x) pays any applicable transfer or similar Taxes or (y) establishes to the reasonable satisfaction of Parent and the Paying Agent that any such transfer or similar Taxes have already been paid or are not applicable.

(iv) No Other Rights. Until surrendered in accordance with this Section 3.2(c), each Certificate and each Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the applicable Merger Consideration. Any Merger Consideration paid upon the surrender of any Certificate or Book-Entry Share shall be deemed to have been paid in full satisfaction of all rights pertaining to such Certificate or Book-Entry Share and, in the case of a Certificate, the shares of Common Stock formerly represented by it.

(d) Lost, Stolen or Destroyed Certificates. If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the execution and delivery by such Person of a customary indemnity agreement to provide indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay the Merger Consideration to such Person in respect of the shares of Common Stock represented by such Certificate.

(e) No Further Transfers. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Common Stock that were outstanding immediately before the Effective Time.

(f) Required Withholding. Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement such amounts as may be required to be deducted or withheld therefrom under the Internal Revenue Code of 1986 (the “Code”), or any applicable state, local or foreign Tax Law. The parties agree that the Common Stock is regularly traded on an established securities market as defined in Treasury Regulations Sections 1.1445-2(c)(2) and 1.897-9T(d) and shall not take any action inconsistent therewith (including for purposes of withholding pursuant to Section 1445 of the Code on consideration payable under this Agreement). To the extent that any amounts are so deducted and withheld and paid to the appropriate taxing authorities, those amounts shall be treated as having been paid to the Person in respect of whom such deduction or withholding was made for all purposes under this Agreement.

(g) No Liability. None of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for any amount properly paid to a public official under any applicable abandoned property, escheat or similar Law.

(h) Investment of Payment Fund. The Paying Agent shall invest the Payment Fund as directed by Parent; provided, that such investment shall be in obligations of, or guaranteed by, the United States of America, in commercial paper obligations of issuers organized under the Law of a state of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10 billion. Any such investment shall be for the benefit, and at the risk, of Parent, and any interest or other income resulting from such investment shall be for the benefit of Parent; provided, that no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Common Stock immediately prior to the Effective Time and Parent shall promptly provide, or shall cause the Surviving Corporation to promptly provide, additional funds to the Paying Agent for the benefit of the holders of Common Stock immediately prior to the Effective Time in the amount of any such losses to the extent necessary to satisfy the obligations of Parent and the Surviving Corporation under this Article III.

(i) Termination of Payment Fund. Any portion of the Payment Fund (including the proceeds of any investments thereof) that remains unclaimed by the holders of Certificates or Book-Entry Shares one year after the Effective Time shall be delivered by the Paying Agent to Parent upon demand. Thereafter, any holder of Certificates or Book-Entry Shares who has not complied with this Article III shall look only to the Surviving Corporation, which shall remain responsible for payment of the applicable Merger Consideration, without any interest thereon. Any portion of the Payment Fund remaining unclaimed by holders of Certificates or Book-Entry Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any Liens, claims or interest of any person previously entitled thereto.

Section 3.3 Company Options, Restricted Shares and Stock Unit Awards.

(a) Between the date of this Agreement and the Acceptance Time, the Company Board (or any duly authorized committee thereof) shall adopt resolutions and the Company shall take all necessary actions (including providing all required notices and using reasonable best efforts to obtain the consent of individual holders, if required), to provide that as of the Effective Time, each option to acquire shares of Common Stock (each, a “Company Option”) outstanding and unexercised immediately before the Effective Time, whether or not then exercisable or vested, by virtue of the Closing and without any additional action by Parent, Merger Sub, the Company or the holder of that Company Option, shall be canceled for no consideration.

(b) The Company Board and the Compensation Committee of the Company Board shall adopt resolutions on the date of this Agreement and thereafter the Company shall take all necessary actions (including, without limitation, providing all required notices and using reasonable best efforts to obtain the consent of individual holders, if required), to provide that (i) with respect to each performance-based multi-year program equity grant made under the Great Wolf Resorts, Inc. 2004 Incentive Plan in calendar years prior to 2012 and that is outstanding on the date of this Agreement (each, a “Pre-2012 Stock Unit Award”), the Company shall convert such Pre-2012 Stock Unit Awards into shares of restricted Common Stock, which shall be subject to the same terms and conditions as were applicable to the Pre-2012 Stock Unit Awards immediately prior to such conversion (which terms and conditions, for the avoidance of doubt, shall include the time-based vesting restrictions that would have been applicable to Pre-2012 Stock Unit Awards that would have been earned and converted into Restricted Shares in accordance with the terms of the Pre-2012 Stock Unit Awards); (ii) with respect to each share of restricted Common Stock outstanding as of the date of this Agreement, with those outstanding being determined after giving effect to the conversion contemplated by the preceding clause (i), (collectively, “Restricted Shares”), which, for the avoidance of doubt, shall include Restricted Shares granted in settlement of annual equity grant awards and service-based multi-year performance equity grant awards, the Company shall make such amendments as are necessary to grant agreements, certificates, book entries, Company records and any other documents, to permit such Restricted Shares to be tendered in the Tender Offer; (iii) each holder of Restricted Shares pursuant to clauses (i) and (ii) above shall have the right to tender such Restricted Shares into the Tender Offer and, upon the occurrence of the Acceptance Time, such tendered Restricted Shares shall become fully vested and, subject to withholding pursuant to Section 3.3(d), shall be treated the same as other shares of Common Stock properly tendered in the Tender Offer; and (iv) each Restricted Share which is not tendered in the Tender Offer in accordance with clause (iii) above, shall become fully vested at the Acceptance Time and, upon the Effective Time, shall be cancelled and converted into, and shall thereafter only represent the right to receive, the Merger Consideration in accordance with Section 3.1(c).

(c) Notwithstanding anything to the contrary in Section 3.3(b), no annual equity grant awards or multi-year program equity grant awards granted in 2012 shall be converted into Restricted Shares or shall otherwise be eligible to participate in the Tender Offer, and all such awards shall immediately expire and become null and void immediately prior to the Effective Time if the Effective Time occurs in 2012, with no consideration due therefor. At the Effective Time, all Company Option Plans and Company Stock Plans shall terminate.

(d) The payment of any amounts pursuant to Section 3.3(b) shall be reduced by any income or employment Tax withholding required under the Code or any applicable state, local or foreign Tax Law and may be made through the Company or its Subsidiaries’ payroll system. To the extent that any amounts are so withheld and paid to the appropriate taxing authorities, those amounts shall be treated as having been paid to the holder of that Restricted Share for all purposes under this Agreement. The Company shall: (i) implement the provisions of Section 3.3(a) and Section 3.3(b) and (ii) ensure that all Company Options, Restricted Shares, annual equity grant awards and multi-year program equity grant awards, including the Pre-2012 Stock Unit Awards are canceled and all Company Option Plans and Company Stock Plans terminate at the Acceptance Time or Effective Time, as applicable, in accordance with Section 3.3(a), Section 3.3(b) and Section 3.3(c).

(e) Promptly after the execution of this Agreement, the Company shall deliver to each holder of Company Options, Restricted Shares, annual equity grant awards and multi-year program equity grant awards, including the Pre-2012 Stock Unit Awards, a letter describing the treatment of and, if applicable, payment for such Company Options, Restricted Shares , annual equity grant awards and multi-year program equity grant awards, including the Pre-2012 Stock Unit Awards pursuant to this Section 3.3 and providing instructions for use in obtaining payment for Restricted Shares (which instructions shall provide that the cash payable to such holder pursuant to this Section 3.3 may be, at the election of such holder, mailed to such holder or transferred to such holder by wire transfer). The Company or the Surviving Corporation, as applicable, shall, at all times from and after the Acceptance Time maintain sufficient liquid funds to satisfy its obligations to holders of Restricted Shares pursuant to this Section 3.3. The Company shall take all reasonable steps to facilitate the ability of employees to tender their Restricted Shares and any other shares of Common Stock in the Tender Offer.

(f) As promptly as practicable following the Acceptance Time and in any event not later than the third Business Day thereafter, the Company shall pay through its payroll system to each applicable holder of Restricted Shares, such amount due and payable, if any to such holder pursuant to Section 3.3(b) in respect of such Restricted Shares.

Section 3.4 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary (but subject to the other provisions of this Section 3.4), any shares of Common Stock outstanding immediately prior to the Effective Time for which the holder thereof (i) has not voted in favor of the Merger or consented to it in writing and (ii) has properly demanded the appraisal of such shares in accordance with, and has complied in all respects with, the DGCL (collectively, the “Dissenting Shares”), shall not be converted into, or represent the right to receive, the Merger Consideration in accordance with Section 3.1(c). At the Effective Time, (A) all Dissenting Shares shall be canceled and cease to exist and (B) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the DGCL.

(b) Notwithstanding the provisions of Section 3.4(a), if any holder of Dissenting Shares effectively withdraws or loses such appraisal rights (through failure to perfect such appraisal rights or otherwise), then that holder’s shares (i) shall be deemed no longer to be Dissenting Shares and (ii) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the Merger Consideration upon surrender of the Certificate formerly representing such shares or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, in each case in accordance with Section 3.2.

(c) The Company shall give Parent (i) prompt written notice of any written demands for appraisal of any shares of Common Stock, the withdrawals of such demands and any other instrument served on the Company under the DGCL and (ii) the right to participate in and direct all negotiations and proceedings with respect to such demands for appraisal. Except to the extent required by applicable Law, the Company shall not offer to make or make any payment with respect to any such demands for appraisal, or settle or offer to settle any such demand for appraisal without the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned in the case of any payment made prior to the Closing Date.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (x) the corresponding sections of the disclosure letter delivered by the Company to Parent before the execution of this Agreement (the “Company Disclosure Letter”), it being agreed that disclosure of any item in any section of the Company Disclosure Letter (whether or not an explicit cross reference appears) shall be deemed to be disclosure with respect to any other section of the Company Disclosure Letter and any other representation or warranty made elsewhere in Article IV, in either case, to which the relevance of such item is reasonably apparent from the face of such disclosure or (y) the Company SEC Reports filed after December 31, 2011 (other than any Company SEC Reports filed after the date hereof and excluding any risk factor disclosures and any forward-looking statements or other statements that are cautionary or forward-looking in nature), the Company represents and warrants to Parent and Merger Sub that:

Section 4.1 Organization and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate or similar power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, each of the Subsidiaries of the Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 4.2 Foreign Qualifications. The Company and each of its Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where such qualification is necessary, except where failure to be so qualified or in good standing, individually or in the aggregate, would not have or be reasonably expected to have a Company Material Adverse Effect.

Section 4.3 Corporate Authorization. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, solely with respect to the consummation of the Merger, subject to the receipt of the Requisite Company Vote (unless the Merger is consummated in accordance with Section 253 of the DGCL), to consummate the transactions contemplated by this Agreement. The Company Board at a meeting duly called and held has unanimously (including a majority of disinterested directors): (a) approved and declared advisable this Agreement, the Merger and the transactions contemplated by this Agreement, including the Tender Offer, (b) declared that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement, (c)

directed that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company (unless the Merger is consummated in accordance with Section 253 of the DGCL as contemplated in Section 6.6(e)) and (d) resolved and agreed to recommend to the stockholders of the Company that they accept the Tender Offer, tender their Common Stock into the Tender Offer and vote in favor of the approval and adoption of this Agreement and the transactions contemplated hereby, including the Tender Offer and the Merger (if required by applicable Law), in each case, on the terms and subject to the conditions set forth in this Agreement (this clause (d), the “Company Board Recommendation”), and such approvals are sufficient such that the restrictions on business combinations set forth in Section 203(a) of the DGCL and any other Takeover Law shall not apply for any purpose to Parent, Merger Sub and their respective Affiliates, this Agreement, the Merger or the other transactions contemplated hereby. Section 552.05 of the Wisconsin Statutes is not applicable to the Agreement, the Tender Offer or the Merger because the Company is not a target company that meets the requirements of Section 552.05(7) of the Wisconsin Statutes. Other than Section 203(a) of the DGCL, there are no other Takeover Laws applicable to the Merger and the other transactions contemplated by this Agreement. Assuming that the representations and warranties of Parent and Merger Sub contained in Section 5.5(c) are true and correct and either the Requisite Company Vote is received or the Merger is consummated in accordance with Section 253 of the DGCL as contemplated in Section 6.6(e), the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company. The Company has made available to Parent a true and complete copy of each of the Company Organizational Documents, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of any provision of the Company Organizational Documents, in each case, in any material respect. The Company has made available to Parent true and complete copies of the minutes of all meetings of the Company Board (and each committee thereof) and of the stockholders of the Company, in each case since January 1, 2009 and in the form approved by the Company Board or a committee thereof, as applicable; provided, that the Company shall not be obligated to make available to, and has not made available to, Parent or any designee thereof any portions of any minutes for any meetings that discuss the Tender Offer, the Merger and the other transactions contemplated by this Agreement or any current or prior alternatives thereto considered by the Company Board or any such committee.

Section 4.4 Enforceability. This Agreement constitutes a legal, valid and binding agreement of the Company, subject to the Enforceability Exceptions.

Section 4.5 Subsidiaries. Section 4.5 of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, indicating its jurisdiction of incorporation or formation. Each of the Subsidiaries of the Company (other than Creative Kingdoms, LLC) is wholly-owned by the Company, directly or indirectly, free and clear of any Liens (other than Permitted Liens). The Company owns, directly or indirectly, 62.4% of all of the membership interest of Creative Kingdoms,

LLC, which membership interest is free and clear of any Liens (other than Permitted Liens). The Company and its Subsidiaries own 49% of the membership interests of CTGW, LLC (the “Chehalis Joint Venture”) free and clear of any Liens other than Permitted Liens. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries and the Chehalis Joint Venture, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing.

Section 4.6 Governmental Authorizations. Assuming that the representations and warranties of Parent and Merger Sub contained in Section 5.3 are true and correct, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not require any consent, approval or other authorization of, or filing with or notification to (collectively, “Governmental Authorizations”), any Governmental Authority, other than:

(a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b) the filing with the Securities and Exchange Commission (the “SEC”) of (i) a proxy statement (the “Company Proxy Statement”) relating to the special meeting of the stockholders of the Company to be held to consider the adoption of this Agreement (the “Company Stockholders Meeting”), if necessary, (ii) the Tender Offer Documents and Schedule 14D-9 and (iii) any other filings and reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Exchange Act and the rules and regulations promulgated thereunder;

(c) any filings and reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under state securities Laws or “blue sky” Laws (including Section 552.07 of the Wisconsin Statutes);

(d) compliance with the Applicable Exchange rules and regulations; and

(e) where the failure to obtain such Governmental Authorizations would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

Section 4.7 Non-Contravention. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not (a) contravene or conflict with, or result in any violation or breach of, any provision of (i) the Company Organizational Documents, (ii) the Company’s Subsidiaries’ certificates of incorporation and by-laws or comparable governing documents or (iii) the certificate of formation or limited liability company agreement or comparable governing documents of the Chehalis

Joint Venture or any other Company Financing Party, (b) contravene or conflict with, or result in any violation or breach of, any Law applicable to the Company or any of its Subsidiaries or by which any assets of the Company, any of the Company’s Subsidiaries, the Chehalis Joint Venture or any other Company Financing Party (“Company Assets”) are bound, assuming that all Governmental Authorizations described in Section 4.6 have been obtained or made, (c) except as set forth in Section 4.7 of the Company Disclosure Letter, result in any violation or breach of, constitute a default (with or without notice or lapse of time or both) under, give to others any right of termination, amendment, modification, acceleration or cancellation of, allow the imposition of any fees or penalties under, require the offering or making of any payment or redemption, give rise to any increased, guaranteed, accelerated or additional rights or entitlements of any Person under, or result in the creation of any Lien on any of the Company’s, the Company’s Subsidiaries’ or the Chehalis Joint Venture’s assets under, any Material Contract or Real Property Lease or (d) except as set forth in Section 4.7 of the Company Disclosure Letter, require any consent, approval or other authorization of, or filing with or notification to, any Person under any Material Contract or Real Property Lease, other than in the case of clauses (c) and (d) of this Section 4.7 (other than any Material Contract relating to the Indebtedness of any of the Company, any Subsidiary of the Company, the Chehalis Joint Venture or any other Company Financing Party), except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

Section 4.8 Capitalization.

(a) The Company’s authorized capital stock consists solely of (i) 250,000,000 shares of Common Stock and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). As of the date hereof and without giving effect to the actions taken on the date hereof pursuant to Section 3.3, (A) 31,669,564 shares of Common Stock (excluding Restricted Shares) were issued and outstanding, (B) no shares of Common Stock were held in treasury by the Company or any of its Subsidiaries, (C) 15,500 shares of Common Stock were reserved for issuance upon the exercise of Company Options, (D) a maximum of 1,236,173 shares of Restricted Shares (subject to vesting) were issued and outstanding, (E) a maximum of 1,262,496 shares of Common Stock were issuable upon vesting of issued and outstanding Stock Unit Awards and (F) no shares of Preferred Stock were issued and outstanding. As of the date hereof, Company Options to purchase 15,500 shares of Common Stock were outstanding. Except as set forth above and the rights issued pursuant to the Rights Plan, as of the date hereof, there are no shares of capital stock or securities convertible into, or exchangeable or exercisable for, shares of capital stock of the Company. Section 4.8 of the Company Disclosure Letter sets forth the following information with respect to each Company Option, Restricted Share and Stock Unit Award outstanding on the date of this Agreement: (i) the name of the Company Option, Restricted Share or Stock Unit Award recipient; (ii) the number of shares of Common Stock subject to such Company Option, Restricted Share or Stock Unit Award; (iii) the exercise or purchase price of such Company Option; and (iv) the date on which such Company Option, Restricted Share or Stock Unit Award was granted. The Company has made available to Parent accurate and complete copies of all Company Stock Option Plans pursuant to which the Company has granted the Restricted Shares and Stock Unit Awards that are currently outstanding and the form of all stock award agreements evidencing such Restricted Shares and Stock Unit Awards.

(b) All issued and outstanding shares of Common Stock and all shares of Common Stock that are subject to issuance, upon issuance prior to the Effective Time in accordance with the terms and subject to the conditions specified in the instruments under which they are issuable (i) are, or upon issuance will be, duly authorized, validly issued, fully paid and non-assessable (ii) are not, or upon issuance will not be, subject to any pre-emptive rights and (iii) are, to the extent owned directly or indirectly by the Company, owned free and clear of any Liens, other than Permitted Liens.

(c) All outstanding shares of capital stock or other voting securities or equity interests of each Subsidiary of the Company are duly authorized, validly issued, fully paid and non-assessable and not subject to any pre-emptive rights, and are set forth in Section 4.8(c) of the Company Disclosure Letter.

(d) There are no outstanding contractual obligations of the Company or any of its Subsidiaries to provide any funds to or make any investment (including in respect of any unsatisfied subscription obligation or capital contribution or capital account funding obligation) in (A) any Subsidiary of the Company that is not a Wholly-Owned Subsidiary or (B) any other Person. Except for the Top-Up Shares issuable pursuant to the Top-Up Option, the rights issuable pursuant to the Rights Plan, as set forth above in this Section 4.8 or in Section 4.8(c) of the Company Disclosure Letter, as of the date of this Agreement, there are no (i) outstanding equity or other voting securities of the Company or any of its Subsidiaries, (ii) outstanding securities issued by the Company or any of its Subsidiaries convertible into or exchangeable for equity or voting securities of such entities, (iii) outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any equity or voting securities or securities convertible into or exchangeable for equity or voting securities of such entities or (iv) other options, calls, warrants, preemptive rights, conversion rights, stock appreciation rights, redemption rights, or other rights, agreements, arrangements or commitments of any character that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire, any issued or unissued securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(e) The Company does not have a “poison pill” or similar stockholder rights plan, except, upon its adoption of the Rights Plan contemplated by Section 6.4.

(f) There are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party with respect to the voting of any shares of capital stock of the Company or any of its Subsidiaries. There are no bonds, debentures or notes issued by the Company or any of its Subsidiaries that entitle the holder thereof to vote together with stockholders of the Company on any matters with respect to the Company.

(g) All dividends and distributions (including dividend equivalents) on shares of Common Stock or other securities of the Company or any Subsidiary that have been declared or authorized prior to the date hereof have been paid in full.

(h) Section 4.8(h) of the Company Disclosure Letter sets forth a true and complete summary, as of the close of business on the date immediately preceding the date hereof (but giving effect to the TruPS Exchange), of all Indebtedness of the Company, its Subsidiaries, the Chehalis Joint Venture, Great Wolf Capital Trust I, Great Wolf Capital Trust II and any similar trusts or financing entities (the “Company Financing Parties”), including the identity of any obligor and/or guarantor, the principal amount, accrued interest and any other obligations outstanding thereunder, and the maturity and current redemption price of each such instrument. No material Default (as defined in the 2017 First Mortgage Indenture) or Event of Default (as defined in the 2017 First Mortgage Indenture) under the 2017 First Mortgage Indenture has occurred and is continuing (excluding any that might arise from a breach of the commitments by the Forward Purchasers). (1) No Event of Default (as defined in the Concord Mortgage Loan) exists and (2) all of the representations and warranties made by Great Wolf Lodge of the Carolinas, LLC, the Company and their respective Affiliates in the Loan Documents (as defined in the Concord Mortgage Loan), including the Concord Amendment, are accurate and complete in all material respects (other than in the case of clause (2) any failure of any such representation or warranty to be accurate or complete that is expressly waived in writing by the “Lenders” (as defined in the Concord Amendment) prior to the Expiration Date such that the condition set forth in Section 3.3(a) of the Concord Amendment would either be satisfied or waived). As of the date hereof, all of the outstanding undivided preferred beneficial interests (the “Trust III Preferred Securities”) in the assets of GW Capital Trust III, a Delaware statutory trust and all the outstanding 2007 Junior Subordinated Notes have been cancelled without further liability or obligations thereunder. The exchange contemplated by the TruPS Exchange Agreement has been consummated in accordance with the terms of the TruPS Exchange Agreement in the form attached hereto as Exhibit F and as a result, (i) the execution and delivery of this Agreement, (ii) the receipt of the Company Board Recommendation or any other actions taken by the Company Board (or any committee thereof) in connection with this Agreement or the transactions contemplated hereby, (iii) the receipt of the Requisite Company Vote, if required, or any other actions taken by the stockholders of the Company in connection with this Agreement or the transactions contemplated hereby and (iv) the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not require the redemption or repayment of the Trust IV Preferred Securities or the New Junior Subordinated Notes (or the making of any offer in respect of any such redemption or repayment).

Section 4.9 Voting. In the event that Section 253 of the DGCL is inapplicable and unavailable to effectuate the Merger, the Requisite Company Vote will be the only vote of the holders of any class or series of the capital stock of the Company necessary to approve and adopt this Agreement, the Merger and the transactions contemplated by this Agreement. In the event that the merger is effectuated pursuant to Section 253 of the DGCL, no vote of the holders of any class or series of the capital stock of the Company is necessary to approve and adopt this Agreement, the Merger and the transactions contemplated by this Agreement.

Section 4.10 SEC Reports. The Company has timely filed with the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) all forms, reports, schedules, statements and other documents required to be filed by the Company with the SEC (collectively, the “Company SEC Reports”) since January 1, 2009. Except as set forth in Section 4.10 of the Company Disclosure Letter, such Company SEC Reports (i) were prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and other applicable Law and (ii) did not, at the time they were filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading in any material respect. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any periodic forms, reports, schedules, statements or other documents with the SEC.

Section 4.11 Financial Statements; Internal Controls.

(a) The audited consolidated financial statements of the Company and its consolidated Subsidiaries, for the fiscal year ended December 31, 2011 (the “2011 Audited Financials”) and each other relevant fiscal year included in the Company SEC Reports, and the unaudited consolidated financial statements for the periods subsequent to the 2011 Audited Financials (including in each case any notes thereto), included in the Company SEC Reports:

(i) complied in all material respects with applicable accounting requirements and the rules and regulations of the SEC;

(ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes to those financial statements) and subject, in the case of the unaudited financial statements, to normal year-end audit adjustments and to the absence of information or notes not required by GAAP to be included in interim financial statements as permitted by Form 10-Q of the SEC; and

(iii) fairly presented (except as may be indicated in the notes thereto) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended.

(b) Section 4.11(b) of the Company Disclosure Letter contains (i) the audited consolidated balance sheets of the Chehalis Joint Venture as of December 31, 2010 (the “Chehalis Audited Balance Sheet”), and the related audited statements of operations, shareholders’ equity and cash flows for the fiscal year then ended (together with the Chehalis Audited Balance Sheet, the “Chehalis Audited Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Chehalis Joint Venture as of September 30, 2011 (the “Latest Balance Sheet”) and the related unaudited statement of operations, shareholders’ equity and cash flows for the period then ended (together with the Chehalis Audited Financial Statements and the Latest Balance Sheet, the “Chehalis Financial Statements”). Except (A) as may be indicated in the footnotes thereto and/or (B) in the case of unaudited Chehalis Financial Statements, for the absence of footnotes and for normal year-end adjustments, the Chehalis Financial Statements have been prepared from the books and records of the Chehalis Joint Venture in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes to those financial statements) and fairly presented, in all material respects, the financial condition and results of operations and cash flows of the entities or business to which they relate as of the dates thereof or the periods then ended.

(c) The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably effective to ensure that all material information relating to the Company and its Subsidiaries required to be disclosed in the Company’s periodic reports under the Exchange Act is made known to the Company’s principal executive officer and its principal financial officer by others within the Company or any of its Subsidiaries, and such disclosure controls and procedures are reasonably effective in timely alerting the Company’s principal executive officer and its principal financial officer to such information required to be included in the Company’s periodic reports required under the Exchange Act. The Company has disclosed, based on the most recent evaluation of its principal executive officer and its principal financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s or any of its Subsidiary’s ability to record, process, summarize and report financial information in any material respect and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

(d) From January 1, 2009 to the date hereof, neither the Company nor, to the Knowledge of the Company, any Representative of the Company has received any material complaint, allegation, assertion or claim, regarding deficiencies in the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls.

(e) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Applicable Exchange. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding “extensions of credit” to directors or executive officers of the Company prohibited by Section 402 of the Sarbanes-Oxley Act.

(f) Section 4.11(f) of the Company Disclosure Letter sets forth, and the Company has delivered to Parent complete and correct copies of, the documents creating or governing all of the Company’s “off-balance sheet arrangements” (as defined in Item 303(a)(4) of Regulation S-K of the SEC), to the extent required to be reported in the Company SEC Reports.

(g) The Company has obtained the Concord Amendment pursuant to which, subject to the satisfaction of the conditions contained therein, it shall obtain an amendment to the Concord Mortgage Loan that consents to the transactions contemplated by this Agreement or waives any default or event of default that may arise in connection with this Agreement or the transactions contemplated hereby, extends the maturity of the Concord Mortgage Loan and contains other terms, in each case, in the form set forth in Exhibit C. The Concord Amendment is in full force and effect, subject to the Enforceability Exceptions.

Section 4.12 Liabilities. As of the date hereof, there are no liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”), of the Company or any of its Subsidiaries which are required to be recorded or reflected on a consolidated balance sheet of the Company and its Subsidiaries in accordance with GAAP, other than:

(a) Liabilities disclosed in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2011 (the “Balance Sheet Date”) or the footnotes thereto set forth in the Company SEC Reports;

(b) Liabilities incurred since the Balance Sheet Date in the ordinary course of business;

(c) Liabilities incurred in connection with the transactions contemplated by this Agreement or as expressly permitted by this Agreement;

(d) Liabilities disclosed in Section 4.12 of the Company Disclosure Letter; and

(e) other Liabilities that would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

Section 4.13 Absence of Certain Changes. Except as otherwise contemplated or required by this Agreement, since the Balance Sheet Date through the date hereof, (a) the Company and each of its Subsidiaries have conducted their respective businesses only in the ordinary course consistent with past practice and neither the

Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would require Parent’s consent under Section 6.1 and (b) there has not been any event, development, condition or change that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 4.14 Litigation. Except as set forth in Section 4.14 of the Company Disclosure Letter, there are no legal actions, arbitrations, grievances, litigations, suits, charges or other civil, administrative or criminal proceedings or investigations (collectively, “Legal Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that have had or would reasonably be expected to have a Company Material Adverse Effect. There are no material Orders outstanding against the Company or any of its Subsidiaries or to which any of their respective assets or properties is subject or bound. Section 4.14 of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of each Legal Action and Order that (i) resulted in any criminal sanctions to the Company or any of its Subsidiaries, (ii) within the last three years resulted in an Order requiring payments in excess of $500,000, in each case by or against the Company, any of its Subsidiaries or, in their capacity as such, any of their respective officers or directors, or (iii) imposed any injunctive relief with respect to, or that has required the Company or any of its Subsidiaries to alter, its business practices.

Section 4.15 Material Contracts. Section 4.15 of the Company Disclosure Letter sets forth a list of all of the following Contracts (x) to which the Company or any of its Subsidiaries is a party as of the date of this Agreement or (y) by which the Company, any of its Subsidiaries (and with respect to clauses (c) and (d) the Chehalis Joint Venture or any other Company Financing Party) or any of their respective properties or assets are bound as of the date of this Agreement (in each case, other than any Company Benefit Plan) (collectively, the “Material Contracts”):

(a) Contracts required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or required to be disclosed by the Company in a Current Report on Form 8-K since the Balance Sheet Date and before the date hereof;

(b) Contracts containing a covenant that materially restricts the freedom of the Company or any of its Subsidiaries to engage in any line of business in any geographic area or to compete with any Person, other than any contract that is terminable on less than ninety days’ notice without any such restrictions surviving such termination;

(c) Contracts under which (i) any Person (other than the Company or any of its Subsidiaries) has directly or indirectly guaranteed outstanding Liabilities of the Company or any of its Subsidiaries or (ii) the Company, any Subsidiary of the Company, the Chehalis Joint Venture or any other Company Financing Party has directly or indirectly guaranteed outstanding Liabilities of any Person (other than the Company or any Subsidiary of the Company) (in each case of (i) and (ii), which guarantee obligation exceeds $500,000, other than, in each case, endorsements for the purpose of collection in the ordinary course of business);

(d) Contracts under which the Company, any Subsidiary of the Company, the Chehalis Joint Venture or any other Company Financing Party has borrowed any money or incurred any Indebtedness from, or issued any note, bond, debenture or other evidence of Indebtedness to, any Person (other than the Company or any of its Subsidiaries), in any such case which the outstanding balance, individually, is in excess of $500,000;

(e) Contracts under which the Company or the applicable Subsidiary of the Company, directly or indirectly, has agreed to make after the date hereof any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries and other than extensions of trade credit in the ordinary course of business), in any such case which, individually, is in excess of $500,000;

(f) Contracts that require the future acquisition from another Person or future disposition to another Person of assets or capital stock or other equity interest of another Person and other Contracts that relate to an acquisition or similar transaction which contain “earn-out” obligations with respect to the Company or any of its Subsidiaries, in any such case, after the date hereof with a value in excess of $500,000;

(g) Contracts under which the Company or any Subsidiary of the Company utilizes rights from any third party as of the date hereof to manage or operate any real property;

(h) Contracts relating to the formation, creation, operation, management or control of any partnership, limited liability company or joint venture with a third party;

(i) Contracts governing any material partnership, membership, stock or other ownership interest owned by the Company or its Subsidiaries in any privately-owned entity or entities which are not Subsidiaries of the Company but which primarily own or operate real estate assets;

(j) Contracts that obligate the Company or any of its Subsidiaries to provide indemnification that would reasonably be expected to result in payments in excess of $500,000 other than ordinary course commercial agreements entered into consistent with past practice;

(k) Other than Contracts for ordinary repair and maintenance, any Contract providing for the development or construction of, or additions or expansions to, any real property, under which the Company or any of the Subsidiaries has, or expects to incur, an obligation in excess of $500,000 in the aggregate;

(l) Any advertising or other promotional Contract providing for payment by the Company or any Subsidiary of $500,000 or more;

(m) Any Contract required to be set forth in Section 4.20(a) of the Company Disclosure Letter; and

(n) Contracts pursuant to which the Company or any Subsidiary of the Company manages or operates any real property as of the date hereof other than individual condominium units.

The Company has made available to Parent true and complete copies of all Material Contracts, including any amendments thereto. Each Material Contract is, subject to the Enforceability Exceptions, in full force and effect and a valid and binding agreement of the Company or its applicable Subsidiary, except where failure to be valid and binding would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect. None of the Company, its applicable Subsidiary or, to the Knowledge of the Company, any other party thereto, is in material breach or default under any such Material Contract, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder, in each case except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

Section 4.16 Benefit Plans.

(a) Section 4.16(a) of the Company Disclosure Letter lists all material “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), and all material stock purchase, stock option, severance, employment, consulting, change-of-control, bonus, incentive, deferred compensation and other material benefit plans (including the Company Options Plans and the Company Stock Plans), agreements, programs, policies or commitments, whether or not subject to ERISA, (i) under which any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries has any right to benefits and (ii) which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries has any liability or makes or is required to make contributions with respect to such directors, officers, employees or consultants. All such plans, agreements, programs, policies and commitments are collectively referred to as the “Company Benefit Plans.”

(b) With respect to each Company Benefit Plan, if applicable, the Company has made available to Parent true and complete copies of (i) the plan document, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 (including all schedules), (iv) the most recent annual audited financial statements and opinion and (v) if the Company Benefit Plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the Internal Revenue Service (the “IRS”). In addition, the Company has provided to Parent all information requested by the Parent relating to determinations under Section 280G of the Code.

(c) Neither the Company nor any ERISA Affiliate maintains, sponsors or contributes to or has within the preceding six years maintained, sponsored or contributed to, any employee benefit plan subject to Section 412 of the Code or Title IV of ERISA. For purposes hereof, “ERISA Affiliate” shall mean any entity that is a member of a “controlled group of corporations” with or is under “common control” (as each phrase is defined in section 414(b) or (c) of the Code) with the Company or any of it its Subsidiaries.

(d) Except as would not be reasonably likely to result in material liability to the Company, each Company Benefit Plan is in compliance with ERISA, the Code and other applicable Law. With respect to each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code (i) a favorable determination letter has been issued by the IRS with respect to such qualification, (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code and (iii) to the Knowledge of the Company, no event has occurred since the date of such qualification or exemption that would adversely affect such qualification or exemption. Section 4.16(d) of the Company Disclosure Letter lists all Persons who will be entitled to receive any additional payment from the Company or any other party that reasonably would be expected to result in a loss of deduction for the Company under Section 280G of the Code as a result of the transactions contemplated by this Agreement.

(e) No Company Benefit Plan provides health, medical, life insurance or death benefits to current or former employees of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA or Section 4980B of the Code, or any similar state group health plan continuation Law, the cost of which is fully paid by such current or former employees or their dependents.

(f) Except as set forth in Section 4.16(f) of the Company Disclosure Letter or this Agreement, the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not (either alone or in combination with another event) (i) result in any material payment from the Company or any of its Subsidiaries becoming due, or increase the amount of any compensation due, to any current or former employee of the Company or any of its Subsidiaries, (ii) increase any material benefits otherwise payable under any Company Benefit Plan or (iii) result in the acceleration of the time of payment or vesting of any material compensation or benefits from the Company or any of its Subsidiaries to any current or former employee of the Company or any of its Subsidiaries.

(g) With respect to all amounts deferred under any Company Benefit Plan that is subject to Section 409A of the Code, each such Company Benefit Plan is in documentary and operational compliance with Section 409A of the Code (and the Treasury regulations thereunder), except for such failures that would not be material to the Company.

(h) Since the Balance Sheet Date, the Company and each ERISA Affiliate has performed, in all material respects, all of its obligations under all

Company Benefit Plans, and all material contributions and other payments required to be made by the Company or any ERISA Affiliate to any Company Benefit Plan with respect to any period ending before, at, or including the Closing Date have been made or reserves adequate for such contributions or other payments have been made or will be set aside therefor and such reserves have been or will be reflected in the Company’s financial statements.

(i) No employer securities, employer real property or other employer property is included in the assets of any Company Benefit Plan subject to Section 401(a) of the Code.

(j) Each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Closing Date in accordance with its terms, without any direct or indirect material liability to Parent or Merger Sub (other than ordinary administration expenses or any payments or other obligations specifically set forth in the terms of any such Company Benefit Plan).

(k) There are no pending or, to the Knowledge of the Company, threatened, Legal Actions against any Company Benefit Plan, other than ordinary claims for benefits by participants and beneficiaries or as would not have a Company Material Adverse Effect.

Section 4.17 Labor Relations.

(a) No employee of the Company or any of its Subsidiaries is represented by a union or labor organization. To the Knowledge of the Company, (i) no union organizing efforts have been conducted at the Company or any of its Subsidiaries within the last three years, and (ii) no organizing efforts are now being conducted. In the past three years, no union or labor organization has made, or to the Knowledge of the Company, threatened to make a demand for recognition or certification at the Company or any of its Subsidiaries, sought or, to the Knowledge of the Company, threatened to seek to bargain collectively with the Company or any of its Subsidiaries, or filed or, to the Knowledge of the Company, threatened to file a petition for recognition at the Company or any of its Subsidiaries, and no such demand, petition, or activity now is pending, or to the Knowledge of the Company, threatened. Neither the Company nor any of its Subsidiaries is a party to any Collective Bargaining Agreement. In the past three years, there has not been an actual or, to the Knowledge of the Company, threatened labor disruption at the Company or any of its Subsidiaries, including any strike, lockout, picketing, handbilling, leafleting, sit-in, sick-out, demonstration, boycott, “work to rule” campaign, work stoppage, work slowdown, corporate campaign, or other form of organized labor disruption, and no such activity is currently ongoing or, to the Knowledge of the Company, threatened.

(b) (i) Each of the Company and its Subsidiaries is in material compliance with all applicable Laws relating to labor or employment, including all applicable Laws relating to wages, hours, overtime, collective bargaining, reductions in force, working conditions, equal employment opportunities, immigration, working conditions, employment discrimination, harassment, civil rights, safety and health, disability, employee benefits, workers’ compensation, pay equity, immigration, family and medical leave, data privacy, data protection, and the collection and payment of withholding or social security taxes, and (ii) neither the Company nor any of its Subsidiaries has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local Law within the six years prior to the date of this Agreement that remains unsatisfied.

(c) Except as would not individually or in the aggregate result in a material liability to the Company or any Subsidiary: (i) within the past six years, each person or entity classified by the Company or any of its Subsidiaries as an “independent contractor,” consultant, volunteer, subcontractor, “temp,” leased employee, or other contingent worker is properly classified under all applicable Laws, and the Company and its Subsidiaries have fully and accurately reported all payments to all independent contractors and other contingent workers on IRS Form 1099s or as otherwise required by applicable Laws; (ii) within the past six years, the Company and its Subsidiaries have not incurred any liabilities under the Fair Labor Standards Act and any state laws governing wages, hours, and overtime; (iii) within the past six years, each employee has been paid overtime wages as required by applicable law; (iv) no individual has been improperly excluded from, or wrongly denied benefits under, any Company Benefit Plan; and (v) each of the employees of the Company and its Subsidiaries has all work permits, immigration permits, visas, and other authorizations required by Law for such employee given the duties and nature of such employee’s employment.

Section 4.18 Taxes.

(a) All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed, and all such Tax Returns are true, complete and correct in all respects, except for Tax Returns as to which the failure to so file or be so true, complete and correct would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(b) The Company and its Subsidiaries have fully and timely paid all Taxes due (whether or not shown on any Tax Return), except for Taxes as to which the failure to pay or adequately provide for would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(c) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending, except for such agreements or requests that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(d) No audit or other proceeding by any Governmental Authority is pending or being conducted or, to the Knowledge of the Company, threatened with respect to any Taxes due from or with respect to the Company or any of its Subsidiaries, except for such audits and proceedings that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(e) All deficiencies for Taxes asserted or assessed in writing against the Company or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements contained in the Company SEC Reports except for such deficiencies that would not have a Company Material Adverse Effect.

(f) Neither the Company nor any of its Subsidiaries has engaged in any listed or reportable transactions (as defined under Section 6707A(c) of the Code and Treasury Regulations Section 1.6011-4(b)(2)).

(g) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.

(h) Neither the Company nor any of its Subsidiaries is a party to any Contract with any third party relating to allocating or sharing the payment of, or liability for, Taxes. Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any third party (except for the Taxes of the affiliated group of corporations of the Company is the parent under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, or otherwise

(i) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income tax law) executed on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date or (iv) election under Section 108(i) of the Code.

(j) No written claim has been received by the Company or any of its Subsidiaries from any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(k) The Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(l) There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries.

(m) Neither the Company nor any of its Subsidiaries has made a check-the-box election under Section 7701 of the Code and Treasury Regulations promulgated thereunder.

(n) With respect to any period for which Tax Returns have not yet been filed, or for which Taxes are not yet due or owing, the Company has, in accordance with and at such times as required by generally accepted accounting principles, made due and sufficient accruals or reserves for all material taxes for such period (excluding any “deferred taxes” or similar items that reflect timing differences between tax and financial accounting principles) in the Company’s books and records, including the Company balance sheet.

(o) Neither the Company nor any of its Subsidiaries has filed for or requested any adjustments pursuant to Section 481(a) of the Code or any similar provision of state or local law that will result in a material amount of Tax by reason of a change in accounting method.

Section 4.19 Environmental Matters. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect: (a) the operations of the Company and each of its Subsidiaries comply, and for the past six years have complied, with applicable Law or any binding agreement, memorandum of understanding or commitment letter issued or entered by or with any Governmental Authority or Person relating to (i) pollution, contamination, protection, remediation or reclamation of the environment, or employee health and safety, (ii) emissions, discharges, disseminations, releases or threatened releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures (iii) the management, manufacture, processing, labeling, distribution, use, treatment, storage, disposal, transport, recycling or handling of Hazardous Substances, or (iv) the presence of Hazardous Substances in any building, physical structure, product or fixture (collectively, “Environmental Law”); (b) the Company and its Subsidiaries possess, and have timely applied for renewal of, all material Permits required under Environmental Law necessary for their respective operations, and such operations are in material compliance with applicable Permits; (c) except as set forth in Section 4.19(c) of the Company Disclosure Letter, no Legal Action arising under or pursuant to Environmental Law is pending, or to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries; and (d) to the Knowledge of the Company, no condition exists on any property currently or formerly owned or operated by the Company which has given rise to, or would reasonably be expected to give rise to, any liability or obligation under Environmental Law. The Company has made available to Parent all material environmental reports, assessments, investigations, studies, audits and analyses in its possession or control relating to all properties owned, leased or operated by the Company.

Section 4.20 Intellectual Property; Privacy Policy.

(a) Section 4.20(a) of the Company Disclosure Letter sets forth a true and complete list of (i) all Owned Intellectual Property that is registered, issued or the subject of a pending application for registration; (ii) all material Owned Intellectual Property that is not the subject of a registration or a pending application for registration; (iii) material Contracts pursuant to which the Company or any of its Subsidiaries uses any Licensed Intellectual Property (excluding licenses for commercial off the shelf or shrinkwrap software that has not been modified or customized); and (iv) material Contracts pursuant to which the Company or any of its Subsidiaries licenses or sublicenses any Owned Intellectual Property and/or Licensed Intellectual Property to third parties.

(b) (i) Either the Company or one of its Subsidiaries is the exclusive owner of all right, title and interest in and to the Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens) and has the valid and enforceable right to use the Licensed Intellectual Property, and (ii) there are no Liens or restrictions which may restrict or limit the Company or its Subsidiaries’ ability to use, license, encumber, transfer or assign the Owned Intellectual Property and Licensed Intellectual Property pursuant to the transactions contemplated herein, except in each case as would not have a Company Material Adverse Effect.

(c) Except as set forth in Section 4.20(c) of the Company Disclosure Letter, to the Knowledge of the Company, the Owned Intellectual Property, and the conduct of the Business as currently conducted do not infringe, misappropriate or otherwise violate the Intellectual Property rights or any other rights of any other Person. Except as set forth in Section 4.20(c) of the Company Disclosure Letter, as of the date of this Agreement, (i) there is no Legal Action pending or, to the Knowledge of the Company, threatened against or affecting, the Company or its Subsidiaries or any current or former officer, director or employee of the Company or its Subsidiaries alleging that the Company has infringed, misappropriated or otherwise violated any Intellectual Property, or other proprietary Right of any third party, and (ii) to the Knowledge of the Company, as of the date hereof no Person is infringing upon or misappropriating any Owned Intellectual Property except as would not have a Company Material Adverse Effect.

(d) The consummation of the transactions contemplated by this Agreement shall not alter, impair, limit, restrict, or extinguish any Rights of the Company or any of its Subsidiaries in or to the Owned Intellectual Property or Licensed Intellectual Property, except as would not have a Company Material Adverse Effect.

(e) To the Knowledge of the Company, no open source software, freeware or other software distributed under similar licensing or distribution models has been incorporated into any of its proprietary software or applications that would obligate the Company or any of its Subsidiaries to disclose free of charge to any third party the source code for any software or applications comprising Owned Intellectual Property. The Company and its Subsidiaries have taken commercially reasonable measures to protect, maintain and preserve (i) the operation and security of their proprietary software, applications, firmware, middleware, servers, systems, networks, workstations, data communication lines and other information technology equipment used in the Business and (ii) the confidentiality of all trade secrets and confidential know-how used in the Business.

(f) The Company and its Subsidiaries have a privacy policy (the “Privacy Policy”) regarding the collection and use of personally identifiable information or other confidential customer information (“Personal Information”), a correct and complete copy of which has been provided to Parent prior to the date hereof. The Company and each of its Subsidiaries is in material compliance with all applicable laws and regulations regarding the collection, use, dissemination, storage, and protection of Personal Information and with the Company’s and its Subsidiaries’ Privacy Policy and, to the Knowledge of the Company, no person has gained unauthorized access to or made any unauthorized use of any Personal Information collected, maintained or used by the Company or any of its Subsidiaries. The Company and its Subsidiaries have commercially reasonable security measures, at least consistent with industry standards, in place to protect Personal Information stored in their computer systems from unlawful access or use by any third party or any other use by a third party that would violate the Privacy Policy or applicable laws and regulations. No actions or claims are pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to the collection, use, dissemination, storage, and protection of Personal Information.

Section 4.21 Real Property.

(a) Section 4.21(a)(i) of the Company Disclosure Letter sets forth a true and complete list of all real property owned by the Company, any Subsidiary or the Chehalis Joint Venture as of the date hereof (the “Owned Real Property”). Except as would not materially adversely affect the ownership, use or enjoyment of each such Owned Real Property, (i) the Company, its Subsidiaries and, to the Knowledge of the Company, the Chehalis Joint Venture have good and marketable title in fee simple to such Owned Real Property, free and clear of all Liens other than Permitted Liens, (ii) except as set forth on Section 4.21(a)(ii) of the Company Disclosure Letter, there are no outstanding Contracts of sale or purchase, options or rights of first refusal or any other rights to acquire or sell any real property interests in favor of the Company, any of its Subsidiaries, the Chehalis Joint Venture or any other party in or to any such Owned Real Property or any portion thereof or interest therein, (iii) the Company has delivered to Parent true, and complete copies of all surveys and title policies with respect to all Owned Real Properties which are material to the business currently conducted by the Company or any of its Subsidiaries in the Company’s possession and (iv) the Company has delivered to Parent true, correct and complete copies of all leases, subleases, licenses and other Contracts under which the Company or a Subsidiary is the landlord, sublandlord or licensor, which affect the use and occupancy of any portion of such Owned Real Property, including all amendments and modifications thereto and renewals thereof and each of which has a current term expiring more than six months after the date of this Agreement or an annual base rent obligation of more than $125,000 (collectively, “Company Leases”) all of which are set forth in Section 4.21(a)(iv) of the Company Disclosure Letter. There are no physical conditions or physical defects at any of the

Owned Real Properties which have had or, to the Knowledge of the Company, would be reasonably expected to have a material adverse effect on the operations or value of such Owned Real Properties as currently conducted thereon. Except as would not materially affect the rights and obligations under such Company Lease or the ownership, use or enjoyment of the applicable Owned Real Property, each such Company Lease is valid, binding and in full force and effect, subject to the Enforceability Exceptions, and except as set forth in Section 4.21(a)(iv) of the Company Disclosure Letter all rent and other sums and charges payable by the counterparties to the Company and its Subsidiaries as landlords, licensors or otherwise thereunder are current. Each Owned Real Property has all necessary utilities connections and supply (including sanitary and storm water sewer, drainage, electricity, steam and gas), ingress to and egress from such Owned Real Property with access to public roads or highways, directly or through easements, and on-site parking and signage rights sufficient for the operation of the Company’s and each of its Subsidiary’s business as presently conducted thereon in all material respects. To the Knowledge of the Company, no uncured default on the part the tenant thereunder (and no event or condition which with the giving of notice or lapse of time, or both, which would constitute a default) exists under any such Company Leases, except as would not be reasonably likely to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received written notice of any pending, and to the Knowledge of the Company there is no threatened, condemnation proceeding (or any consensual agreement in lieu thereof) or rezoning application or proceeding with respect to any of the Owned Real Properties which would or would reasonably be expected to adversely affect the operation of the Company’s and each of its Subsidiary’s business as currently conducted thereon in any material respect. To the Knowledge of the Company, there are no zoning variances, exceptions and non-conforming uses (if any) affecting any of the Owned Real Properties which would be or would reasonably be expected to be adversely affected as a result of the consummation of the transactions herein.

(b) Section 4.21(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all material leases, subleases, licenses and other occupancy agreements to which the Company, any of its Subsidiaries or the Chehalis Joint Venture is a party as of the date of this Agreement (the “Real Property Leases” and together with the Company Leases, the “Real Estate Agreements”). Except as would not reasonably be expected to be material to the Company or any of its Subsidiaries, each Real Property Lease to which the Company or any of its Subsidiaries is a party is, subject to the Enforceability Exceptions, a valid and binding agreement of the Company or its applicable Subsidiaries and in full force and effect and has not been assigned or transferred. Except as would not reasonably be expected to be material to the Company or any of its Subsidiaries, each of the Real Property Leases to which the Chehalis Joint Venture is a party as of the date of this Agreement is, to the Knowledge of the Company, subject to the Enforceability Exceptions, a valid and binding agreement of the Chehalis Joint Venture and in full force and effect and has not been assigned or transferred. No material breach or default (and no event or condition which with the giving of notice or lapse of time, or both, would constitute such a default) on the part of the Company, any such Subsidiary of the Company or, to the Knowledge of the Company, the landlord or any counter-party thereunder exists under any material Real Property Lease of the

Company or any Subsidiary, and except as set forth in Section 4.21(a) of the Company Disclosure Letter all rent and other sums and charges payable by the Company or any of its Subsidiaries to the landlord or any counterparty thereunder are current in all material respects. No material breach or default (and no event or condition which with the giving of notice or lapse of time, or both, would constitute such a default) on the part of the Chehalis Joint Venture or the landlord or any counter-party thereunder exists under any material Real Property Lease of the Chehalis Joint Venture, and as set forth in Section 4.21(a) of the Company Disclosure Letter all rent and other sums and charges payable by the Chehalis Joint Venture to the landlord or any counterparty thereunder are current in all material respects. The Company has delivered to Parent true, correct and complete copies of all such leases (including all modifications and amendments thereto and renewals thereof) in the Company’s possession. The Company and each of its Subsidiaries and, to the Knowledge of the Company, the Chehalis Joint Venture, has a good and valid leasehold interest in each parcel of real property (“Leased Parcel”) which is subject to a Real Property Lease free and clear of all Liens, except for Permitted Liens. There are no physical conditions or defects at any of the Leased Parcels which have had or, to the Knowledge of the Company, would be reasonably expected to have a material adverse effect on the operations of such Leased Parcel. Each Leased Parcel has all necessary utilities connections and supply (including sanitary and storm water sewer, drainage, electricity, steam and gas), ingress to and egress from the Leased Parcel with access to public roads or highways, directly or through easements, and on-site parking and signage rights sufficient for the operation of the Company’s and each of its Subsidiary’s business as currently conducted thereon in all material respects. Neither the Company nor any of its Subsidiaries has received written notice of any pending, and to the Knowledge of the Company there is no threatened, condemnation proceeding (or any consensual agreement in lieu thereof) or rezoning application or proceeding with respect to any Leased Parcel which would or would reasonably be expected to adversely affect the operation of the Company’s and each of its Subsidiary’s business as currently conducted thereon in any material respect. To the Knowledge of the Company there are no zoning variances, exceptions and non-conforming uses (if any) affecting any of the Leased Parcels or Real Property Leases which would be or would reasonably expected to be adversely affected as a result of the consummation of the transactions herein.

Section 4.22 Insurance. The Company and each of its Subsidiaries and properties is covered by valid and currently effective insurance policies issued in favor of the Company or one or more of its Subsidiaries and self-insurance amounts, which together are customary in all material respects in terms, risks covered and coverage amounts for companies or properties of similar size in the industry and locales in which the Company and its Subsidiaries operate. Section 4.22 of the Company Disclosure Letter contains a list of all material insurance policies in effect at the time of this Agreement. There is no claim by the Company or any Subsidiary of the Company pending under any insurance policies which has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business consistent with past practice except as would not have a Company Material Adverse Effect. With respect to each such insurance policy, except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (a) the insurance policy is in full force and effect, (b)

the Company and each of its Subsidiaries have paid, or caused to be paid, all premiums due under the policy and have not received written notice that they are in default with respect to any obligations under the policy, (c), neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or, to the Knowledge of the Company, failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or material modification of, any such policy and (d) to the Knowledge of the Company, as of the date hereof, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation. Neither the Company nor any Subsidiary of the Company has received any written notice of cancellation or termination with respect to any insurance policy existing as the of the date hereof that is held by, or for the benefit of, any of the Company or any of its Subsidiaries, other than as would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company and its Subsidiaries and their respective assets and properties, have at all times since January 1, 2009 been and are adequately insured, to the extent required by Law or any Material Contract to which the Company or any of its Subsidiaries are party. As of the date hereof, no policy limits applicable to any insurance policies of the Company or any of its Subsidiaries have been exhausted or materially reduced.

Section 4.23 Permits; Compliance with Law.

(a) (i) Each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Authority (“Permits”) necessary for it to own, lease and operate its properties and assets or to carry on its business in all material respects as it is now being conducted (collectively, the “Company Permits”) and (ii) all such Company Permits are in full force and effect. As of the date of this Agreement, no material suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company threatened. Each of the Company and each Subsidiary of the Company is in material compliance with, and since January 1, 2009 has been or has taken any necessary steps to become in material compliance with, (A) any Law applicable to such entity or by which any property or asset of such entity is bound or affected, and (B) each Company Permit to which such entity is a party or by which such entity or any property or asset of such entity is bound.

(b) None of the Company and any of its Subsidiaries is in material conflict with, or in material default or material violation of, (i) any Law applicable to the Company or such Subsidiary of the Company or by which any of the Company Assets is bound or (ii) any Company Permits.

(c) No representation is made under this Section 4.23 with respect to SEC reports, financial statements and internal controls, employee benefits, labor, Tax, environmental or intellectual property matters, which matters are addressed in Section 4.10, Section 4.11, Section 4.16, Section 4.17, Section 4.18, Section 4.19 and Section 4.20, respectively.

Section 4.24 Affiliated Transactions. No present or former director, officer, stockholder, partner, member, employee or Affiliate (other than Subsidiaries of the Company) of the Company or any of its Subsidiaries, nor any of such Person’s Affiliates or immediate family members (each of the foregoing a “Related Party”) is a party to any Contract with or binding upon the Company or its Subsidiaries (other than employment agreements) or any of their respective properties or assets or has any material interest in any property used by the Company or its Subsidiaries or has engaged in any transaction with any of the foregoing since January 1, 2009, in either case that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (an “Company Affiliate Transaction”) that has not been so disclosed. Any Affiliate Transaction as of the time it was entered into and as of the time of any amendment or renewal thereof contained such terms, provisions and conditions as were at least as favorable to the Company or any of its Subsidiaries as would have been obtainable by the Company in a similar transaction with an unaffiliated third party. To the Knowledge of the Company, no Related Party of the Company or any of its Subsidiaries owns, direct or indirectly, on an individual or joint basis, any interest in, or, except as set forth in Section 4.24 of the Company Disclosure Letter, serves as an officer or director or in another similar capacity of, any supplier or other independent contractor of the Company or any of its Subsidiaries, or any organization which has a Contract with the Company or any of its Subsidiaries.

Section 4.25 Opinion of Financial Advisor. Deutsche Bank Securities Inc. (the “Company Financial Advisor”) has delivered to the Company Board its written opinion to the effect that, as of the date of this Agreement, and subject to the various limitations, assumptions, factors and matters set forth therein, the Offer Price and the Merger Consideration are fair to the stockholders of the Company from a financial point of view (such opinion, the “Fairness Opinion”).

Section 4.26 Rights Plan. The Company has adopted a stockholder rights plan in the form attached hereto as Exhibit D-1 (the “Rights Plan”). The Rights Plan has an effective date of the date hereof.

Section 4.27 Brokers. No broker, finder or investment banker other than the Company Financial Advisor is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. A true and correct redacted copy of the engagement letter between the Company and the Company Financial Advisor with respect to the transactions contemplated by this Agreement has been provided to Parent prior to the date hereof.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the corresponding sections of the disclosure letter delivered by Parent to the Company before the execution of this Agreement (the “Parent Disclosure Letter”), it being agreed that disclosure of any item in any section of the

Parent Disclosure Letter shall be deemed to be disclosure with respect to any other section to which the relevance of such item is reasonably apparent on the face of such disclosure, Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

Section 5.1 Organization and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Law of the State of Delaware. Each of Parent and Merger Sub has the requisite power and authority and all necessary governmental approvals to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 5.2 Corporate Authorization. Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The board of directors of each of Parent and Merger Sub has adopted resolutions approving this Agreement and the transactions contemplated by this Agreement. The board of directors of each of Parent and Merger Sub at a meeting duly called and held have unanimously (a) approved and declared advisable this Agreement, the Tender Offer, the Merger and the transactions contemplated by this Agreement, including the Tender Offer and (b) declared that it is in the best interests of the stockholders of Parent or Merger Sub that Parent or Merger Sub, as applicable, enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement. The execution, delivery and performance of this Agreement, by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject to the adoption of the Agreement by Parent as the sole direct or indirect stockholder of Merger Sub. This Agreement constitutes a legal, valid and binding agreement of Parent and Merger Sub, subject to the Enforceability Exceptions. No vote or consent of the stockholders of Parent is required by applicable Law, or the certificate of incorporation or bylaws or other equivalent organizational documents of Parent in connection with the Merger or the other transactions contemplated by this Agreement.

Section 5.3 Governmental Authorizations. Subject to the accuracy of the Company’s representations and warranties in Section 4.3 and Section 4.6, the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not require any Governmental Authorization, other than:

(a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b) the filing with the SEC of any filings or reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Exchange Act and the rules and regulations promulgated thereunder;

(c) any filings and reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under state securities Laws or “blue sky” Laws (including Section 552.07 of the Wisconsin Statutes); and

(d) where the failure to obtain such Governmental Authorizations would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect.

Section 5.4 Non-Contravention. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not:

(a) contravene or conflict with, or result in any violation or breach of, any provision of the organizational documents of Parent or Merger Sub;

(b) contravene or conflict with, or result in any violation or breach of, any Law applicable to Parent or any of its Subsidiaries or by which any assets of Parent or any of its Subsidiaries (“Parent Assets”) are bound, assuming that all Governmental Authorizations described in Section 5.3 have been obtained or made;

(c) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contracts to which Parent or any of its Subsidiaries is a party or by which any Parent Assets are bound (collectively, “Parent Contracts”), other than as would not have a Parent Material Adverse Effect; or

(d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Parent Contracts, other than as, if not obtained, would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect.

Section 5.5 Capitalization; Interim Operations of Merger Sub; Ownership of Common Stock.

(a) As of the date of this Agreement, the authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub has no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub.

(b) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement and ancillary thereto. Merger Sub has no Subsidiaries.

(c) As of the date of this Agreement, none of Parent, Merger Sub or their respective Affiliates own, directly or indirectly, beneficially (as defined in Rule 13d-3 under the Exchange Act) or of record, any shares of Common Stock or securities that are convertible into or exchangeable or exercisable for Common Stock, and none of Parent, Merger Sub or their respective Affiliates holds any rights to acquire or vote any shares of Common Stock except pursuant to this Agreement.

Section 5.6 Financing.

(a) Parent has delivered to the Company true and complete copies of (i) an executed equity commitment letter from certain Persons party thereto (the “Sponsors”) to provide equity financing (the “Equity Financing”) to Parent and/or Merger Sub to which the Company is an express third-party beneficiary pursuant to the terms and subject to the conditions and limitations thereof (the “Equity Commitment Letter”) and (ii) an executed commitment letter (the “Forward Purchase Commitment Letter”, and together with the Equity Commitment Letter, the “Financing Commitments”) from the financial institutions party thereto (the “Forward Purchasers”) pursuant to which, and subject to the terms and conditions of which, the Forward Purchasers have committed to purchase any of the 10.875% First Mortgage Notes due 2017 issued pursuant to the 2017 First Mortgage Indenture (the “2017 First Mortgage Notes”), which are tendered to Parent or any Affiliate of Parent pursuant to a Change of Control Offer made by Parent or such Affiliate of Parent to the holders of the 2017 First Mortgage Notes (the “Forward Purchase Commitment” and, together with the equity financing pursuant to the Equity Commitment Letter, the “Financing”).

(b) Each of the Financing Commitments is a legal, valid and binding obligation of Parent or Merger Sub and, to the Knowledge of Parent, the other parties thereto. Each of the Financing Commitments is in full force and effect, and neither of the Financing Commitments has been withdrawn, rescinded or terminated or otherwise amended or modified in any respect.

(c) Assuming the accuracy of the representations and warranties set forth in Article IV and the compliance by the Company with its obligations under this Agreement, neither Parent nor Merger Sub is in breach of any of the terms or conditions set forth in either of the Financing Commitments, and no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach, default or failure to satisfy any condition precedent set forth therein. Assuming the accuracy of the representations and warranties set forth in Article IV and the compliance by the Company with its obligations under this Agreement, neither Parent nor Merger Sub is aware of any fact or occurrence existing on the date hereof that, with or without notice, lapse of time or both, could reasonably be expected to (i) make any of the assumptions or any of the statements set forth in the Financing Commitments inaccurate, (ii) result in any of the conditions in the Financing Commitments not being satisfied, (iii) cause either of the Financing Commitments to be ineffective or

(iv) otherwise result in the Financing not being available on a timely basis in order to consummate the transactions contemplated by this Agreement. As of the date hereof, neither the Sponsors nor any Forward Purchaser has notified Parent or Merger Sub of its intention to terminate either of the Financing Commitments or not to provide the Financing.

(d) The net proceeds from the Equity Financing will be sufficient to consummate the Tender Offer, Merger and the other transactions contemplated by this Agreement, including the payment by Parent and Merger Sub of the Merger Consideration, the Offer Price and any fees and expenses of or payable by Parent, Merger Sub or the Surviving Corporation.

(e) Parent has delivered to the Company a true and complete (aside from redactions) copy of the fee letters with respect to fees, market flex and related arrangements with respect to the Forward Purchase Commitment (the “Fee Letters”), with only fee amounts and certain economic terms (none of which would adversely affect the amount (other than in respect of upfront fees) or availability of the Forward Purchase Commitment if so exercised by the Forward Purchasers party thereto) redacted. Other than as set forth in the unredacted portions of the Fee Letters, the Fee Letters do not contain any conditions precedent to the funding of the Forward Purchase Commitment. As of the date hereof, there are no side letters, understandings or other agreements or arrangements relating to the funding of the full amount or any portion of the Financing to which Parent, Merger Sub or any of their respective Affiliates are a party, other than as expressly set forth in the Financing Commitments delivered to the Company prior to the date hereof. Other than as set forth in the Financing Commitments and the unredacted portions of the Fee Letters, there are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing or completion of the Forward Purchase Commitment (the “Disclosed Conditions”). No Person has any right to impose, and none of the Sponsors, any Forward Purchaser, Parent or Merger Sub has any obligation to accept, any condition precedent to such funding other than the Disclosed Conditions nor any reduction to the aggregate amount available under the Financing Commitments on the Closing Date (nor any term or condition which would have the effect of reducing the aggregate amount available under the Financing Commitments on the Closing Date). Assuming the accuracy of the representations and warranties set forth in Article IV and the compliance by the Company with its obligations under this Agreement, neither Parent nor Merger Sub has any reason to believe that it will be unable to satisfy on a timely basis any conditions to the funding of the full amount of the Financing, or that the Financing will not be available to Parent or Merger Sub on the Closing Date. Parent or Merger Sub has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Financing Commitments that are due as of the date hereof. For the avoidance of doubt, it is not a condition to Closing under this Agreement, nor to the consummation of the Merger, for Parent or Merger Sub to obtain the Financing or any alternative financing.

Section 5.7 Litigation. As of the date of this Agreement, there is no Legal Action pending or, to the Knowledge of Parent, threatened, against Parent or any of its Affiliates before any Governmental Authority that would or seeks to materially delay or prevent the consummation of the Merger or the transactions contemplated by this Agreement. As of the date of this Agreement, neither Parent nor any of its Affiliates is subject to any Order of, or, to the Knowledge of Parent, continuing investigation by, any Governmental Authority, or any Order of any Governmental Authority that would or seeks to materially delay or prevent the consummation of any of the transactions contemplated by this Agreement.

Section 5.8 No Regulatory Impediment. Parent is not aware of any material fact relating to its or any of its Affiliates’ respective businesses, operations, financial condition or legal status, including any officer’s, director’s or current employee’s status, that would reasonably be expected to materially impair the ability of the parties to this Agreement to obtain, on a timely basis, any authorization, consent, Order, declaration or approval of any Governmental Authority or third party necessary for the consummation of the transactions contemplated by this Agreement.

Section 5.9 Absence of Arrangements with Management. Other than this Agreement, as of the date hereof there are no contracts, undertakings, commitments, agreements or obligations or understandings between Parent or Merger Sub or any of their respective Affiliates, on the one hand, and any member of the Company’s management or the Company Board or any of their respective Affiliates, on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.

Section 5.10 Brokers. The Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Parent or Merger Sub, other than any such fee that is conditioned upon consummation of the Merger.

Section 5.11 Limited Guarantee. Concurrently with the execution of this Agreement, Parent and Merger Sub have delivered to the Company a limited guarantee of the Sponsors in favor of the Company, dated the date hereof (as amended, modified or supplemented from time to time in accordance with its terms, the “Limited Guarantee”). The Limited Guarantee is in full force and effect and, subject to the Enforceability Exceptions, constitutes the legal, valid and binding obligation of the Sponsors, enforceable in accordance with its terms, and has not been amended, withdrawn or rescinded in any respect. No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Sponsors under the Limited Guarantee.

Section 5.12 Independent Investigation. In entering into this Agreement and each of the other documents and instruments relating to the Merger and the other transactions contemplated by this Agreement, Parent and Merger Sub have each relied solely upon its own investigation and analysis and the representations and warranties provided by the Company in Article IV, and Parent and Merger Sub acknowledge and agree that (a) except for the specific representations and warranties of the Company contained in this Agreement (including any that are subject to the Company Disclosure Letter and the Company SEC Reports), none of the Company, its Affiliates or any of its or their respective stockholders, controlling persons or Representatives makes or has made any representation or warranty, either express or implied, with respect to the Company or its Subsidiaries or Affiliates or the Chehalis Joint Venture or their business, operations, technology, assets, liabilities, results of operations, financial condition, prospects, projections, budgets, estimates or operational metrics, or as to the accuracy or completeness of any of the information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided (including in any management presentations, information or descriptive memorandum, certain “data rooms” maintained by the Company, supplemental information or other materials or information with respect to any of the above) or otherwise made available to Parent and Merger Sub or any of their respective Affiliates, stockholders or Representatives and (b) to the fullest extent permitted by applicable Law, none of the Company, its Affiliates or any of its or their respective stockholders, controlling persons or Representatives shall have any liability or responsibility whatsoever to Parent or Merger Sub, their respective Affiliates, stockholders or Representatives on any basis (including in contract or tort, at law or in equity, under federal or state securities Laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to Parent or Merger Sub, their respective Affiliates, stockholders or Representatives, except as and only to the extent expressly set forth in this Agreement or due to Fraud. Each of Parent and Merger Sub acknowledges and agrees that it has been furnished with, or given adequate access to, all information and materials relating to the Company and its Subsidiaries and the Chehalis Joint Venture that it has requested and Representatives of the Company have answered all inquiries that Parent or Merger Sub has made of them concerning the Company and its Subsidiaries.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of Business of the Company. From and after the date of this Agreement and prior to the earlier of the Acceptance Time or the termination of this Agreement pursuant to Article VIII, except as expressly required by this Agreement, as set forth in Section 6.1 of the Company Disclosure Letter or as required by applicable Law, without the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned, the Company shall, and shall cause each of its Subsidiaries to, (x) conduct its operations only in the ordinary course of business consistent with past practice and (y) use its commercially reasonable efforts to preserve intact its business organization, to keep available the services of its officers and employees and to preserve the relationships with those Persons having business relationships with the Company or any of its Subsidiaries and to continue its program of capital expenditures in accordance with the Company’s capital expenditure budget set forth in Section 6.1(f) of the Company Disclosure Letter in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, and except as otherwise expressly required by this Agreement, as set forth in Section 6.1 of the Company Disclosure Letter (including as contemplated in the Company’s capital expenditure budget) or as otherwise required by applicable Law, from and after the date of this Agreement and prior to the earlier of the Acceptance Time, the Effective Time or the termination of this Agreement pursuant to Article VIII, the Company shall not, and shall cause each of its Subsidiaries not to, take any of the following actions, without the prior written consent of Parent; provided, that with respect to the actions set forth in clauses (d), (f), (h), (i), (j), (k), (l), (m), (p), (q), (s), and (w) below such consent may not be unreasonably withheld, delayed or conditioned:

(a) Organizational Documents. Amend any of the Company Organizational Documents or any charter, bylaws or similar organizational document of any of its Subsidiaries;

(b) Dividends. Make, set aside, declare or pay any dividend or distribution payable in cash, stock, property or otherwise with respect to any of its capital stock, other than dividends and distributions by any Wholly-Owned Subsidiary to the Company or any Wholly-Owned Subsidiary;

(c) Capital Stock. (i) Adjust, split, combine, sub-divide or reclassify its or any of its Subsidiaries’ capital stock, (ii) redeem, purchase or otherwise acquire, directly or indirectly, any shares of its or any of its Subsidiaries’ capital stock or any securities convertible or exchangeable into or exercisable for any shares of its or any of its Subsidiaries’ capital stock, (iii) grant any Person any right or option to acquire any shares of its or any of its Subsidiaries’ capital stock or (iv) issue, deliver or sell any additional shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock (other than pursuant to (A) the Top-Up Option, (B) the Rights Plan, (C) the exercise of the Company Options (including the reduction of shares deliverable pursuant thereto to satisfy applicable tax withholding obligations), (D) the vesting of Restricted Shares and Stock Unit Awards (including the reduction of shares deliverable pursuant thereto to satisfy applicable tax withholding obligations) and (E) the conversion of convertible securities, in each case outstanding as of the date of this Agreement or pursuant to Contracts existing as of the date of this Agreement and disclosed in the Company Disclosure Letter);

(d) Compensation and Benefits. (i) Enter into any new, or amend, terminate or renew any existing, employment, bonus, change of control or severance agreement with or for the benefit of any officers, directors or employees, or grant any increases in the compensation, perquisites or benefits payable or to become payable to any of its current or former directors, officers, employees or consultants, (ii) establish, adopt, enter into, amend, renew or terminate any Company Benefit Plan or any employee benefit plan, agreement, policy, program or commitment that, if in effect on the date of this Agreement, would be a Company Benefit Plan, (iii) grant any retention, severance or termination pay to any current or former director, officer or other employee of the Company or of any Subsidiary, (iv) make any deposits or contributions of cash or other property to, or take any other action to fund or in any other way secure the payment of compensation or benefits under, Company Benefit Plans or agreements subject to Company Benefit Plans or any other plan, agreement, contract or arrangement of the Company except to the extent required by Law, such Company Benefit Plan or agreements, contracts or arrangements in effect prior to the date hereof or in accordance with the ordinary course of business consistent with past practice of the Company; (v) loan or advance any money or other property to any current or former director, officer or employee of the Company or any of its Subsidiaries, (vi) grant any equity or equity based awards (provided that equity awards may be transferred in accordance with the terms of the applicable plan document or agreement), (vii) accelerate the vesting or payment of the compensation payable or the benefits provided or to become payable or provided to any of its current or former directors, officers, employees or consultants, or (viii) hire or terminate (other than for cause) any employee, except in the ordinary course of business consistent with past practice; except, in the case of each of clauses (i) through (viii), (A) to the extent required by applicable Law, this Agreement or any Company Benefit Plan or other agreement in effect on the date of this Agreement and disclosed in the Company Disclosure Letter, (B) in conjunction with agreements or arrangements that are entered into in the ordinary course of business consistent with past practice with new hire employees (other than officers, directors and general managers), and in the case of any individual who is engaged to replace or succeed a then current employee (other than officers, directors and general managers), the total target annual cash compensation for such individual may be increased above the level applicable to such replaced or succeeded employee but only to the extent necessary on a commercially reasonable basis, (C) increases in salary, annual bonus targets, hourly wage rates, perquisites and benefits in the ordinary course of business consistent with past practice; provided that such increases with respect to any individual shall not exceed $25,000 above such individual’s 2011 level and such increases with respect to all individuals shall not exceed $500,000 in the aggregate, or (D) to comply with Section 409A of the Code and guidance applicable thereunder;

(e) Acquisitions. Acquire (by merger, consolidation, acquisition of equity interests or assets, or otherwise) or agree to acquire any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof, any property or asset, except assets (other than real property) in the ordinary course of business and in a manner consistent with past practice, except for any such transaction (i) which is between the Company and any Wholly-Owned Subsidiary or between any Wholly-Owned Subsidiaries or (ii) for which the consideration paid (including assumed indebtedness for borrowed money) does not exceed $1,000,000, individually or in the aggregate;

(f) Capital Expenditures. (i) authorize, make or agree to make any capital expenditure or expenditures (including in respect of any repair, alteration, restoration, renovation or rehabilitation of any owned real property, Real Property Lease or any construction projects) or enter into any agreements or arrangements providing for any such capital expenditures, in each case other than (A) maintenance expenditures at existing properties in the ordinary course of business consistent with past practice, (B) those set forth in the Company’s capital expenditure budget as set forth on Section 6.1(f)

of the Company Disclosure Letter, (C) safety and emergency expenditures that do not exceed $250,000 in the aggregate (determined net of any insurance proceeds received or to be received) or (D) those that do not exceed $250,000 individually or in the aggregate (for purposes of calculating expenditures pursuant to this clause (D), any expenditures incurred or committed to be incurred pursuant to clauses (A), (B) and (C) above in this Section 6.1(f) shall be excluded) or (ii) enter into any material new line of business outside of its existing business;

(g) Dispositions. Sell, lease, license, transfer, pledge, encumber, grant or dispose of any Owned Intellectual Property, Licensed Intellectual Property or material Company Assets, including the capital stock of Subsidiaries of the Company, other than (i) the sale of inventory or licensing of Intellectual Property in the ordinary course of business, (ii) the disposition of used, obsolete or excess equipment in the ordinary course of business, (iii) other dispositions or grants of licenses in the ordinary course of business, (iv) any Permitted Liens or (v) pursuant to any Contract existing and in effect as of the date hereof;

(h) Indebtedness; Guarantees. Incur, create, assume, guarantee, or otherwise become liable for, any new Indebtedness (other than intercompany liabilities) in excess of $250,000 in the aggregate or voluntarily repay or prepay any Funded Debt (other than required amortization payments under existing Contracts);

(i) Intercompany Loans. Other than in the ordinary course of business consistent with past practice, enter into (i) any intercompany loan (other than with the Company or any Wholly-Owned Subsidiary) or (ii) intercompany debt arrangements (other than with the Company or any Wholly-Owned Subsidiary), or, in either case, modify or otherwise increase or decrease the balances thereof;

(j) Encumbrances. Mortgage, pledge, hypothecate, grant an easement with respect to, or otherwise encumber or restrict the use of any of its material assets (tangible or intangible), or create, assume or suffer to exist any Liens thereupon except Permitted Liens;

(k) Loans. Make any loans, advances or capital contributions to, or investments in, any other Person (other than the Company or any Wholly-Owned Subsidiary);

(l) Accounting; Tax Elections. (i) change any of the financial accounting methods, principles, or practices used by it or any of the working capital policies applicable to the Company and its Subsidiaries, other than to the extent required by GAAP or applicable Law, (ii) Make or revoke any material Tax election or change its accounting methods, principles, policies or procedures (or file for such election or change), file any amended Tax Return, surrender any right to claim a refund of Taxes, settle any Tax claim or assessment relating to the Company or any of its Subsidiaries, or consent to any waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any of its Subsidiaries, other than to the extent required by GAAP or applicable Law;

(m) Legal Actions; Claims. Waive, release, assign, settle or compromise any material Legal Actions or claims pending or threatened against the Company, any of its Subsidiaries or any of their respective directors or officers other than in the case of Legal Actions or claims both (i) in the ordinary course of business consistent with past practice (except with respect to Transaction Claims), and (ii) either (A) for an amount not greater than $500,000 individually (including any single or aggregated claims arising out of the same or similar facts, events or circumstances) or $1,000,000 in the aggregate (determined in each case net of insurance proceeds) or (B) if the loss resulting from such waiver, release, assignment settlement or compromise is reimbursed to the Company or any of its Subsidiaries by an insurance policy, in each case without the imposition of equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries or any of its officers or directors;

(n) Restrictive Covenants. Renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of the Company and its Subsidiaries or the Surviving Corporation after the Effective Time;

(o) Related Party Transactions. Enter into, amend, waive or terminate (other than terminations in accordance with their terms) any Company Affiliate Transaction;

(p) Material Contracts. Except as disclosed in Section 6.1(p) of the Company Disclosure Letter or required by applicable Law or the transactions contemplated by this Agreement, enter into, amend, terminate (other than terminations in accordance with their terms) or waive any material rights or obligations under, any Material Contract, Real Estate Agreement or Collective Bargaining Agreement;

(q) Special Meetings. Except as may be required by applicable Law or applicable organization documents, convene any special meeting (or any adjournment thereof) of the stockholders of the Company other than the Company Stockholders Meeting;

(r) Voting Agreements. Enter into any agreement or understanding or arrangement with respect to the voting or registration of the shares of the Company’s or its Subsidiaries’ capital stock;

(s) Insurance Policies. Fail to use commercially reasonable efforts to (i) keep in force material insurance policies and (ii) in the event of a termination, cancellation or lapse of any material insurance policies, obtain replacement policies providing insurance coverage with respect to the material assets, operations and activities of the Company and its Subsidiaries as is currently in effect;

(t) Merger. Merge or consolidate the Company or any of its Subsidiaries with any Person;

(u) Reorganizations. Adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(v) Frustrate Conditions. Take any action (or omit to take any action) if such action (or omission) could reasonably be expected to result in any of the Tender Offer Conditions or any conditions to the Merger set forth in Article VII not being satisfied;

(w) Chehalis Joint Venture. Take any action as an equity holder of the Chehalis Joint Venture, other than actions relating to the litigation against Thurston County and the other defendants named therein;

(x) Grand Mound Refinance. Enter into a refinancing or amendment of the loans under the Construction Loan Agreement dated as of July 27, 2007, by and between CTGW, LLC, as borrower, the lenders party thereto and Marshall Financial Group, LLC, as administrative agent (the loans under such agreements (the “Grand Mound Loans” and, as refinanced, the “New Grand Mound Loans”) on terms less favorable to the Company in any material respect than those terms set forth in that certain term sheet dated March 12, 2012 delivered by the Company to Purchaser immediately prior to execution hereof (the “Grand Mound Term Sheet”) and on such other terms less favorable in the aggregate to the Company in any material respect than those terms contained in the Grand Mound Loans; or

(y) Related Actions. Authorize, commit or agree to do any of the foregoing.

Section 6.2 Conduct of Business of Parent. Parent shall not, and shall not permit Merger Sub to, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), take or agree to take any action that would reasonably be expected to materially interfere with Parent’s ability (a) to make available to Merger Sub immediately prior to the Acceptance Time funds sufficient for the satisfaction of all of Merger Sub’s obligations in connection with the consummation of the Tender Offer, including the payment of the Offer Price and the payment of all associated costs and expenses to be paid by Parent or Merger Sub or (b) to make available to the Paying Agent immediately prior to the Effective Time funds sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement, including the payment of the Merger Consideration and the payment of all associated costs and expenses to be paid by Parent or Merger Sub hereunder.

Section 6.3 Access to Information; Confidentiality.

(a) The Company shall, and shall cause its Subsidiaries, to (i) provide to Parent and its Representatives access at reasonable times (including normal business hours) upon prior notice to the officers, employees, properties, offices, warehouses and other facilities (including for the purpose of making reasonable noninvasive or disruptive inspections), and to all books, contracts, commitments and records (including Tax Returns) of the Company and its Subsidiaries and cause the Company’s and its Subsidiaries’ respective Representatives to provide reasonable access to such information as Parent or Merger Sub may reasonably request, (ii) make available to Parent and Merger Sub a copy of each report, schedule and other document filed or received by the Company or any of its Subsidiaries during such period pursuant to the requirements of the federal or state securities Laws; and (iii) furnish promptly such information concerning the Company and its Subsidiaries, including such financial and operating data and other information with respect to the business, properties and personnel of the Company and its Subsidiaries, as Parent may reasonably request. Notwithstanding the foregoing, the Company shall not be required to provide such access if it determines that such access would unreasonably damage the Company’s properties or assets or disrupt or impair the business or operations of the Company or any of its Subsidiaries. Nothing herein shall require the Company or any of its Subsidiaries to disclose information to the extent such disclosure (A) would result in a waiver of attorney-client privilege, work product doctrine or similar privilege, (B) would cause competitive harm to the Businesses if the transactions contemplated by this Agreement are not consummated or (C) would violate any applicable Law or any confidentiality obligation of such party existing as of the date hereof.

(b) Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated June 27, 2011 (the “Confidentiality Agreement”), between an affiliate of the Sponsors and the Company with respect to the information disclosed under this Section 6.3.

(c) Nothing contained in this Agreement shall give Parent or its Affiliates, directly or indirectly, rights to conduct or cause to be conducted any environmental investigation of the current or former operations or facilities of the Company or any of its Subsidiaries without the prior written consent of the Company, which consent cannot be unreasonably withheld, delayed or conditioned.

(d) Nothing contained in this Agreement shall give Parent, directly or indirectly, rights to control or direct the operations of the Company or any of its Subsidiaries before the Acceptance Time. Before the Acceptance Time, the Company shall, consistent with the terms and conditions of this Agreement, exercise complete control and supervision over the operations of the Company and its Subsidiaries.

Section 6.4 Rights Plan. The Company will file on the date hereof with the Secretary of State of the State of Delaware a Certificate of Designation in respect of the Series A Junior Participating Preferred Stock relating thereto, in the form attached as Exhibit D-2 (the “Certificate of Designation”). The Company will distribute the Rights (as defined in the Rights Plan) prior to the eleventh day following the date hereof to holders of record as of a date not later than the eleventh day following the date hereof. The Company shall not, without Parent’s prior written consent, amend or waive any provision of the Rights Plan or redeem any of the Rights issued under the Rights Plan;

provided, however, that the Company Board may amend or waive any provision of the Rights Plan or redeem such Rights to the extent that: (i) (A) none of the Company, its Affiliates, its Subsidiaries or any of their Representatives shall have breached in any material respect any of the provisions set forth in Section 6.5 or in Section 6.7, (B) the Company Board determines in good faith, after having consulted with the Company’s outside legal counsel, that the failure to amend such Rights Plan, waive such provision or redeem such Rights would be inconsistent with its fiduciary duties, and (C) the Company provides Parent with written notice of the Company’s intent to take such action at least three Business Days before taking such action; or (ii) a court of competent jurisdiction orders the Company to take such action or issues an injunction mandating such action.

Section 6.5 No Solicitation.

(a) Except as permitted by Section 6.5(b), the Company shall not, and the Company shall cause its Subsidiaries not to, and the Company shall not permit its or its Subsidiaries’ Representatives to directly or indirectly, (i) solicit, initiate, knowingly facilitate (including by way of furnishing information) or knowingly encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Takeover Proposal, (ii) enter into or participate in any discussions or negotiations regarding or furnish any non-public information in connection with, a Takeover Proposal (other than to state that the Company is not permitted to have discussions) or (iii) execute or enter into any Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement).

(b) Notwithstanding Section 6.5(a), until the Acceptance Time, following the receipt by the Company of an unsolicited bona fide written Takeover Proposal, (i) the Company Board shall be permitted to participate in discussions regarding such unsolicited bona fide written Takeover Proposal solely to clarify the terms of such Takeover Proposal and (ii) if the Company Board determines in good faith (A) that such unsolicited bona fide written Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (B) after consultation with outside legal counsel, that the failure to take the actions set forth in clauses (x) and (y) below with respect to such unsolicited bona fide written Takeover Proposal would be inconsistent with its fiduciary duties, then the Company may, in response to such Takeover Proposal, (x) furnish access and non-public information with respect to the Company and any of its Subsidiaries to the Person who has made such unsolicited bona fide written Takeover Proposal pursuant to an Acceptable Confidentiality Agreement, so long as any written material non-public information provided under this clause (x) has previously been provided to Parent or is provided to Parent substantially concurrently with the time it is provided to such Person, and (y) participate in discussions and negotiations regarding such unsolicited bona fide written Takeover Proposal. The Company agrees that neither it nor any Subsidiary shall terminate, waive, amend, modify or fail to enforce any existing standstill or confidentiality obligations owed by any Person to the Company or any of its Subsidiaries, in each case except (I) to the extent necessary to permit the Company to take an action it is otherwise permitted to take under

Section 6.5(b)(ii) in full compliance with such provision or (II) to the extent that the Company has duly effected an Adverse Recommendation Change in accordance with the terms hereof with respect to a proposal by the third party subject to such standstill provision. The Company shall, and shall cause its Subsidiaries and its and their Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to any Takeover Proposal as of the date hereof, shall take reasonable steps to inform its and its Subsidiaries’ Representatives of the obligations undertaken in this Section 6.5 and shall request that all confidential information previously furnished to any such third parties be returned or destroyed promptly.

(c) From and after the date of this Agreement, the Company shall advise Parent orally and in writing of (i) the receipt by the Company or any of its Subsidiaries, or any of its or their respective Representatives, of any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding any Takeover Proposal, specifying the material terms and conditions thereof and the identity of the party making the Takeover Proposal, and (ii) any material modifications to the financial or other material terms and conditions of such Takeover Proposal, in each case as promptly as practical (and in any event within two days) of the Company’s receipt thereof. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any person subsequent to the date of this Agreement which prohibits the Company from providing such information to Parent and shall otherwise keep Parent reasonably informed of the status of any discussions or negotiations and of any modifications to such inquiries, proposals or offers, including any change in the Company’s intentions as previously stated.

(d) Except as set forth in Section 6.5(e) and Section 6.5(f), the Company Board (or any committee thereof) shall not, and shall not publicly propose to, (i) withdraw, modify, amend or qualify the Company Board Recommendation in any manner adverse to Parent or Merger Sub, (ii) adopt, approve, endorse, recommend or otherwise declare advisable the adoption of any Takeover Proposal, (iii) approve, recommend or allow the Company to enter into an Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement), (iv) enter into any agreement, letter of intent, or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, (v) subject to Section 6.5(g), fail to recommend against any Takeover Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten Business Days after the commencement of such Takeover Proposal, (vi) fail to include the Company Board Recommendation in either the Schedule 14D-9 or Company Proxy Statement or (vii) resolve or agree to do any of the foregoing (each such action set forth in this Section 6.5(d), an “Adverse Recommendation Change”).

(e) Notwithstanding Section 6.5(d), the Company Board may, at any time before the Acceptance Time and in response to a Superior Proposal received by the Company Board after the date of this Agreement, (x) make an Adverse

Recommendation Change in accordance with Section 6.5(f) or (y) terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal to the extent set forth in Section 8.4(a), but only if:

(i) the Company shall have first provided prior written notice to Parent in advance of taking such action that it is prepared (x) to make an Adverse Recommendation Change which notice shall specify the details of the Intervening Event or (y) to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, which notice shall include the material terms and conditions of the transaction that constitutes such Superior Proposal and the identity of the party making such Superior Proposal, and shall have contemporaneously provided a copy of all of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents, including the then-current form of the definitive agreements with respect to such Superior Proposal;

(ii) prior to making any Adverse Recommendation Change or, in the case of a Superior Proposal, approving or recommending such Superior Proposal or terminating this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, negotiate with Parent and its Affiliates in good faith (to the extent Parent and its Affiliates also seek to negotiate) to make such adjustments in the terms and conditions of this Agreement so that this Agreement results in a transaction that is no less favorable to the stockholders of the Company than any Takeover Proposal that is deemed to constitute a Superior Proposal; and

(iii) Parent does not make, within three Business Days after the receipt of such notice (it being understood and agreed that any material change to the financial or other terms and conditions of any such Superior Proposal shall require an additional notice to Parent and an additional two Business Day period) (any such notice period being the “Notice Period”), a binding and irrevocable written and complete proposal (including any schedules or exhibits) that the Company Board determines in good faith, after consultation with its financial advisor, causes the Takeover Proposal that constituted a Superior Proposal to no longer constitute a Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (e), and any purported termination pursuant to the foregoing clause (e) shall be void and of no force or effect, unless (A) at or concurrently with such termination the Company pays the Company Termination Fee in full and otherwise complies with the provisions of Section 8.6(b) and (B) such Superior Proposal did not result from a breach by the Company of this Section 6.5.

(f) Notwithstanding anything to the contrary in this Agreement, but subject to Section 6.5(e), at any time before the Acceptance Time (i) in response to the receipt of a bona fide written Takeover Proposal if the Company Board determines in good faith (after consultation with its advisors) that such bona fide written

Takeover Proposal constitutes a Superior Proposal and following consultation with outside legal counsel, that it is required to withdraw, modify or amend the Company Board Recommendation in order to comply with its fiduciary duties to the stockholders of the Company under applicable Law, or (ii) if other than in connection with a Takeover Proposal, an event, fact, circumstance, development or occurrence (an “Intervening Event”) that affects the business assets or operations of the Company that is unknown to the Company Board as of the date of this Agreement becomes known to the Company Board prior to obtaining the Requisite Company Vote and the Company Board has concluded in good faith, following consultation with its outside legal counsel, that it would be required to withdraw, modify or amend the Company Board Recommendation in order to comply with its fiduciary duties to the stockholders of the Company under applicable Law, then, in each case, the Company Board may withdraw, modify or amend the Company Board Recommendation in a manner adverse to Parent; provided, that the Company Board may not withdraw, modify or amend the Company Board Recommendation in a manner adverse to Parent pursuant to the foregoing if any such Superior Proposal resulted from a breach by the Company of this Section 6.5. The Company agrees that any violation of this Section 6.5 by any Subsidiary or Representative of the Company shall be deemed a breach of this Section 6.5 by the Company.

(g) Nothing contained in this Agreement shall prohibit the Company from complying with Rules 14d-9, 14e-2(a) and Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or making any required disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with its outside legal counsel, the failure to do so would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law or such disclosure is otherwise required under applicable Law.

Section 6.6 Company Proxy Statement.

(a) If approval of, or notification to, the Company’s stockholders is required by applicable Law to consummate the Merger, then promptly following the later of (i) the Acceptance Time, and (ii) the expiration of any Subsequent Offering Period, the Company shall use commercially reasonable efforts to prepare and file with the SEC not later than five Business Days following such date the preliminary Company Proxy Statement. Parent shall provide the Company with any information that may be required in connection with the preparation and filing of the Company Proxy Statement and any updates to such information, as appropriate. The Company shall provide Parent with a reasonable opportunity to review and comment on such draft, and once such draft is in a form reasonably acceptable to each of Parent and the Company, the Company shall file the Company Proxy Statement with the SEC in accordance with this Section 6.6(a).

(b) The Company agrees that none of the information included or incorporated by reference in the Company Proxy Statement will, at the date it is first mailed to the stockholders of the Company or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein to the extent based on information supplied by or on behalf of Parent or Merger Sub or any Affiliate of Parent or Merger Sub in connection with the preparation of the Company Proxy Statement for inclusion or incorporation by reference therein.

(c) Parent and Merger Sub hereby covenant and agree that none of the information supplied by or on behalf of Parent or Merger Sub or any Affiliate of Parent or Merger Sub for inclusion or incorporation by reference in the Company Proxy Statement shall, at the date it is first mailed to the stockholders of the Company or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that no representation or warranty is made by either Parent or Merger Sub with respect to statements made or incorporated by reference therein to the extent based on information supplied by the Company or any Affiliate of the Company in connection with the preparation of the Company Proxy Statement for inclusion or incorporation by reference therein.

(d) The Company shall (i) respond to any comments on the Company Proxy Statement or requests for additional information from the SEC as soon as practicable after receipt of any such comments or requests and (ii) cause the definitive Company Proxy Statement to be mailed to the stockholders of the Company as promptly as practicable following the filing of the preliminary Company Proxy Statement with the SEC in accordance with Section 6.6(a). The Company shall promptly (A) notify Parent upon the receipt of any such comments or requests and (B) provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand. If at any time prior to the Company Stockholders Meeting, any information relating to the Company, Parent or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Company Proxy Statement, so that the Company Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company. Before responding to any such comments or requests or the filing or mailing of the definitive Company Proxy Statement, the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Company Proxy Statement and related correspondence and filings and (y) shall include in such drafts, correspondence and filings all comments reasonably proposed by Parent.

(e) Notwithstanding Section 6.6(a) and Section 6.7, if following the Acceptance Time or the exercise of the Top-Up Option, Parent, Merger Sub or any other direct or indirect Subsidiary of Parent shall collectively hold at least 90% of the total shares of Common Stock then outstanding (determined on a fully-diluted basis), then each of Parent, Merger Sub and the Company shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the consummation of the purchase of the shares of Common Stock in the Tender Offer without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

(f) The Company Proxy Statement shall include the Company Board Recommendation unless the Company Board has withdrawn, modified or amended the Company Board Recommendation in accordance with Section 6.5.

Section 6.7 Company Stockholders Meeting. Following the clearance of the Company Proxy Statement by the SEC, the Company shall call, give notice of and hold the Company Stockholders Meeting as promptly as practicable following the date of this Agreement for the purpose of obtaining the Requisite Company Vote, if approval of the Company’s stockholders is required by applicable Law to consummate the Merger. Subject to Section 6.6, the Company shall use its reasonable best efforts to, and to cause its Representatives to, solicit or cause to be solicited from its stockholders proxies in favor of adoption of this Agreement; provided, that the Company may postpone, recess or adjourn the Company Stockholders Meeting: (a) with the consent of Parent, (b) for the absence of a quorum, or (c) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the Company Board has determined in good faith (after consultation with its outside legal counsel) is necessary or advisable under applicable Laws and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting. At the Company Stockholders Meeting, Parent and Merger Sub shall cause all shares of Common Stock then owned by them and their Subsidiaries to be voted in favor of the approval and adoption of this Agreement and the transactions contemplated hereby.

Section 6.8 Employees; Benefit Plans.

(a) For the period commencing as of the Acceptance Time and ending on the one year anniversary of the Acceptance Time (the “Continuation Period”), the Company (and, following the Effective Time, the Surviving Corporation) or any of its Subsidiaries shall provide to each individual who, immediately prior to the Acceptance Time is an employee of the Company or any of its Subsidiaries, including any individual on short-term disability leave immediately prior to the Acceptance Time (each, an “Employee”) compensation and benefits (excluding equity and equity-based awards which will remain discretionary) that are no less favorable in the aggregate than those provided to the Employees under the compensation and benefit plans, programs, policies, agreements and arrangements of the Company and its Subsidiaries in effect immediately prior to the Acceptance Time. Notwithstanding anything to the contrary set forth herein, after the Acceptance Time, nothing herein shall preclude the Company (and, following the Effective Time, the Surviving Corporation) from terminating the employment of any Employee for any lawful reason.

(b) From and after the Acceptance Time, the Company (and, following the Effective Time, the Surviving Corporation) shall, or shall cause each of its Subsidiaries to, honor all Company Benefit Plans (including all severance, change of control and similar plans and agreements) in accordance with their terms as in effect immediately prior to the Acceptance Time, subject to any amendment or termination thereof that may be permitted by such Company Benefit Plans and except as provided herein; provided, that nothing herein shall prevent the amendment or termination of any specific plan, program policy, agreement or arrangement, or interfere with Parent’s, the Company’s, the Surviving Corporation’s or any of their respective Affiliates’ rights or obligations to make such changes as are necessary to comply with applicable Law. Notwithstanding the foregoing, for the later of the duration of the Continuation Period or the remaining term of any individual employment, severance or separation agreement in effect immediately prior to the Acceptance Time, the Company (and, following the Effective Time, the Surviving Corporation) shall provide each Employee who suffers a termination of employment under circumstances that would have given the Employee a right to severance payments and benefits under the Company’s severance policy or individual employment, severance or separation agreement or other arrangement in effect immediately prior to the Acceptance Time and as set forth in Section 4.16(a) of the Company Disclosure Letter (each, a “Company Severance Plan”) with severance payments and benefits no less favorable than those that would have been provided to such Employee under any Company Severance Plan.

(c) For all purposes under all employee benefit plans of the Company (and, following the Effective Time, the Surviving Corporation) and its Subsidiaries providing benefits to any Employee after the Acceptance Time (the “New Plans”), each Employee shall receive full credit for such Employee’s years of service with the Company and its Subsidiaries before the Acceptance Time (including predecessor or acquired entities or any other entities for which the Company and its Subsidiaries have given credit for prior service), to the same extent as such Employee was entitled, prior to the Acceptance Time, to credit for such service under any similar or comparable Company Benefit Plan (except to the extent such credit would result in a duplication of accrual of benefits). In addition, where applicable, and without limiting the generality of the foregoing: (i) at the Acceptance Time, each Employee shall be immediately eligible to participate, without any waiting time, in each New Plan to the extent such waiting time was satisfied under a similar or comparable Company Benefit Plan in which such Employee participated immediately before the Acceptance Time (such plans, collectively, the “Old Plans”), (ii) the Company (and, following the Effective Time, the Surviving Corporation) shall cause all pre-existing condition exclusions or limitations and actively-at-work requirements of each New Plan to be waived or satisfied for such Employee and his or her covered dependents to the extent waived or satisfied under the analogous Old Plan as of the Acceptance Time and (iii) the Company (and, following the Effective Time, the Surviving Corporation) shall cause all eligible expenses incurred by each Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d) To the extent required by Law or under any Company Benefit Plan as of December 17, 2011, with respect to any earned but unused vacation time to which any Employee is entitled pursuant to the vacation policy or individual agreement or other arrangement applicable to such Employee immediately prior to the Effective Time, the Company (and, following the Effective Time, the Surviving Corporation) or any of its Subsidiaries shall, (i) allow such Employee to use such earned vacation and (ii) if any Employee’s employment terminates during the Continuation Period under circumstances entitling the Employee to severance pay under the Company Severance Plan, pay the Employee, in cash, an amount equal to the value of the earned vacation time.

(e) Nothing in this Section 6.8, whether express or implied, shall confer upon any current or former employee of the Company, Parent, the Surviving Corporation or any of their respective Affiliates, any entitlement, rights or remedies (including, without limitation, any right to employment or continued employment for any specified period), of any nature or kind whatsoever under or by reason of this Section 6.8. No provision of this Section 6.8 is intended to modify, amend or create any employee benefit plan of the Company, Parent, Surviving Corporation or any of their respective Affiliates.

Section 6.9 Directors’ and Officers’ Indemnification and Insurance.

(a) The Surviving Corporation shall cause all rights to indemnification, advancement of expenses and exculpation now existing in favor of any present or former director, officer or employee of the Company or any of its Subsidiaries and the fiduciaries of any Company Benefit Plans (the “Indemnified Parties”) as provided in (i) the Company Organizational Documents, (ii) the minutes of any meetings of the Company Board or any committee of the Company Board set forth in Section 6.9(a) of the Company Disclosure Letter, (iii) the minutes of any meetings of the boards of directors, or any committee of the boards of directors or equivalent governing bodies, of any of the Subsidiaries of the Company set forth in Section 6.9(a) of the Company Disclosure Letter, (iv) agreements between an Indemnified Party and the Company or one of its Subsidiaries or (v) otherwise in effect at the Effective Time (collectively, the “Covered Indemnification Rights”), to survive the Tender Offer and the Merger and to continue in full force and effect without any modification that would affect adversely the rights thereunder of such Indemnified Parties for a period of not less than six years after the Effective Time or, if longer, for such period as is set forth in any applicable agreement with an Indemnified Party in effect on the date of this Agreement.

(b) After the Effective Time, the Surviving Corporation shall indemnify all Indemnified Parties to the fullest extent permitted by applicable Law with respect to all acts and omissions arising out of or relating to their services as directors, officers or employees of the Company, its Subsidiaries or another Person, if such Indemnified Party is or was serving as a director, officer or employee of such other Person at the request of the Company, or fiduciaries of the Company Benefit Plans, whether asserted or claimed at or after or occurring before the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement or otherwise) to the same extent as provided in the Covered Indemnification Rights, in effect on the date of this Agreement. If any Indemnified Party is or becomes involved in any Legal Action in connection with any matter subject to indemnification hereunder, then the Surviving Corporation shall advance as incurred any costs or expenses (including reasonable legal fees and disbursements of counsel selected by the Indemnified Party), judgments, fines, losses, claims, damages or Liabilities (“Damages”) arising out of or incurred in connection with such Legal Action, subject to the Surviving Corporation’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such Damages if it is ultimately determined under applicable Law that such Indemnified Party is not entitled to be indemnified. In the event of any such Legal Action, (i) the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Legal Action and (ii) the Surviving Corporation shall not settle, compromise or consent to the entry of any judgment in any Legal Action pending or threatened in writing to which an Indemnified Party is a party (and in respect of which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Legal Action or the Indemnified Party otherwise consents.

(c) The Surviving Corporation shall maintain in effect for at least six years after the Effective Time the current policies of directors’ and officers’ liability insurance maintained by the Company or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement) so long as Parent and the Surviving Corporation are not required to pay a premium in excess of 300 % of the last annual premium paid by the Company for such insurance before the date of this Agreement (such 300% amount being the “Maximum Premium”). If the Surviving Corporation is unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, then Parent and the Surviving Corporation shall, jointly and severally, instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium. Notwithstanding the foregoing, in lieu of the arrangements contemplated by this Section 6.9(c), before the Effective Time, the Company shall be entitled to purchase a

“tail” directors’ and officers’ liability insurance policy covering the matters described in this Section 6.9(c) and, if the Company elects to purchase such a policy before the Effective Time, then Parent and the Surviving Corporation’s obligations under this Section 6.9(c) shall be satisfied so long as Parent and the Surviving Corporation cause such policy to be maintained in effect for a period of six years following the Effective Time.

(d) The Surviving Corporation hereby acknowledges that the Indemnified Parties may have certain rights to indemnification, advancement of expenses and/or insurance provided by other Persons. The Surviving Corporation hereby agrees that (i) except with respect to indemnification provided under any insurance policy obtained by or on behalf of the Company from an insurance company, surety or similar provider (a “Company Insurer”), the Surviving Corporation is the indemnitor of first resort (i.e., its obligations to the Indemnified Parties are primary and any obligation of such other Persons (other than Company Insurers) to advance expenses or to provide indemnification for the same expenses or liabilities incurred by any such Indemnified Party are secondary), (ii) the Surviving Corporation shall be required to advance the full amount of expenses incurred by any such Indemnified Party and shall be liable for the full indemnifiable amounts, without regard to any rights any such Indemnified Party may have against any such other Person (other than a Company Insurer) and (iii) the Surviving Corporation irrevocably waives, relinquishes and releases such other Persons (other than Company Insurers) from any and all claims against any such other Persons for contribution, subrogation or any other recovery of any kind in respect thereof. The Surviving Corporation further agrees that no advancement or payment by any of such other Persons on behalf of any such Indemnified Party with respect to any claim for which such Indemnified Party has sought indemnification from the Surviving Corporation shall affect the foregoing and such other Persons (other than Company Insurers) shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnified Party against the Surviving Corporation.

(e) The covenants contained in this Section 6.9 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.

(f) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, the Surviving Corporation shall take all necessary action so that the successors or assigns of the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.9.

Section 6.10 Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Law, except as otherwise provided in Section 6.11, each of the parties to this Agreement shall, and shall cause its Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the Tender Offer Conditions and the conditions to the Merger set forth in Article VII are satisfied and to consummate the transactions contemplated by this Agreement as promptly as practicable provided, however, that no party shall be obligated by this Section 6.10 to waive any Tender Offer Condition or condition to the Merger. For the avoidance of doubt, the terms of this Section 6.10 shall not limit the rights of the Company set forth in Section 6.5.

Section 6.11 Consents; Filings; Further Action; Stockholder Actions.

(a) Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Law and subject to this Section 6.11 each of Parent and the Company shall, and Parent shall cause each of its Subsidiaries to, use its reasonable best efforts to promptly (i) obtain any consents, approvals or other authorizations, and make any filings and notifications, required in connection with the transactions contemplated by this Agreement, (ii) make any other submissions either required or deemed appropriate by either Parent or the Company in connection with the transactions contemplated by this Agreement under the Securities Act, the Exchange Act, the DGCL, the Applicable Exchange rules and regulations and any other applicable Law, including, if the Expiration Date occurs on or after May 11, 2012, filing the Company’s quarterly report on Form 10-Q for the period ending March 31, 2012 pursuant to the Exchange Act no later than May 11, 2012, and (iii) take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 6.11 to cause the expiration of the applicable waiting periods, or receipt of required consents, approvals or authorizations, as applicable, under such Laws as soon as practicable. As promptly as reasonably practicable following the date hereof, the Company shall deliver all notices required pursuant to any Material Contracts or Real Property Leases as a result of the execution, delivery and performance of this Agreement and/or and the consummation by the Company of the transactions contemplated by this Agreement. The Company shall, and shall cause its Subsidiaries to, waive any notice periods required pursuant to any intercompany agreements as a result of the execution, delivery and performance of this Agreement and/or and the consummation by the Company of the transactions contemplated by this Agreement that would, without such waiver, extend beyond the Initial Expiration Date. Parent and the Company shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents to the non-filing party and its advisors before filing. Parent shall not consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Authority without the consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned.

(b) Each of Parent and the Company shall promptly inform the other party upon receipt of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement. If Parent or the Company (or any of their respective Affiliates) receives a request for additional information from any Governmental Authority that is related to the transactions contemplated by this Agreement, then such party shall endeavor in good faith to make, or cause to be made, to the extent practicable and after consultation with the other party, an appropriate response to such request. No party shall participate in any meeting or engage in any material substantive conversation with any Governmental Authority without giving the other party prior notice of the meeting or conversation and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. Parent shall advise the Company promptly of any understandings, undertakings or agreements (oral or written) which Parent proposes to make or enter into with any Governmental Authority in connection with the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, Parent shall use its reasonable best efforts to resolve any objections that may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory Law as promptly as practicable.

(c) Notwithstanding anything to the contrary in this Agreement but subject to Section 6.14 and Section 6.16, in connection with obtaining any approval, consent or waiver from any Person with respect to the Tender Offer or the Merger, (i) without the prior written consent of Parent, none of the Company or any of its Subsidiaries shall pay or commit to pay to such Person whose approval, consent or waiver is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such Person, in each case other than immaterial amounts or commitments, and (ii) neither Parent nor Merger Sub shall be required to pay or commit to pay to such Person whose approval, consent or waiver is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation other than immaterial amounts, commitments or obligations.

(d) Notwithstanding anything to the contrary contained in this Agreement, but without limiting Parent’s obligations with respect to the Forward Purchase Commitment as set out in Section 6.14, nothing shall obligate Parent, Merger Sub or any of their respective Affiliates to take any action or agree to take or not take any action that would reasonably be expected to have a Company Material Adverse Effect.

(e) Notwithstanding anything to the contrary in this Agreement, except as would or would reasonably be expected to cause a Company Material Adverse Effect, Parent shall take, and shall cause its Subsidiaries to take (and, notwithstanding anything to the contrary in this Agreement, but subject to Section 6.1 and Section 6.5, the Company and its Affiliates shall be permitted to take, without affecting any representation, warranty, covenant or condition in this Agreement), all action necessary to avoid the entry or to effect the dissolution of, or vacate or lift, any Order which would otherwise have the effect of preventing, impairing or delaying the Closing.

(f) Notwithstanding anything to the contrary set forth in this Agreement, none of Parent, Merger Sub or any of their Affiliates shall be required to (and neither the Company nor any of its Subsidiaries shall), (i) sell, license, divest or dispose of or hold separate any entities, assets, Intellectual Property or businesses of any Affiliate of Parent or Merger Sub or, after the Effective Time, the Surviving Corporation or any of its Subsidiaries, (ii) terminate, amend or assign existing relationships or contractual rights and obligations, of any Affiliate of Parent or Merger Sub or, after the Effective Time, the Surviving Corporation or any of its Subsidiaries, (iii) change or modify any course of conduct regarding future operations, of any Affiliate of Parent or Merger Sub or, after the Effective Time, the Surviving Corporation or any of its Subsidiaries, (iv) otherwise take actions that would limit its freedom of action with respect to, or its ability to retain, one or more of their respective businesses, assets or rights or interests therein or (v) commit to take any such actions in the foregoing clauses (i), (ii), (iii) or (iv). For the avoidance of doubt, Parent shall not require the Company or its Subsidiaries to, and the Company and its Subsidiaries shall not be required to, take any action with respect to any Order or any applicable Law which would bind the Company or its Subsidiaries irrespective of whether the Merger occurs.

(g) The Company shall promptly (i) provide copies to Parent of all proceedings and correspondence relating to any Legal Actions or claims pending or threatened in writing against the Company, any of its Subsidiaries or any of their respective directors or officers by any stockholder of the Company and (ii) shall keep Parent reasonably informed on a timely basis regarding any oral claims made or threatened against any such Person as to which the directors or officers of the Company are aware, in each case, relating to the Tender Offer, the Merger or the other transactions contemplated hereby (collectively, the “Transaction Claims”), shall give Parent the opportunity to participate with the Company regarding the defense or settlement of any such Transaction Claim, and shall give due consideration to Parent’s advice with respect to such stockholder Legal Action. The Company shall not settle any Transaction Claims unless the settlement contains a full and unconditional release of the Company, its Subsidiaries, Parent, Merger Sub and their respective Affiliates and the Representatives of each of the foregoing in form and substance reasonably satisfactory to Parent (which such satisfaction shall not be unreasonably withheld, delayed or conditioned).

Section 6.12 Public Announcements. Except as provided for in this Agreement, Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements about this Agreement or any of the transactions contemplated by this Agreement. Neither Parent nor the Company shall issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable Law or the Applicable Exchange requirements, in which case that party shall use its reasonable best efforts to consult with the other party before issuing any such release or making any such public statement. Notwithstanding the foregoing, without the prior consent of the other parties, the Company (a) may communicate with customers, vendors, suppliers, financial analysts, investors and media representatives in a manner consistent with its past practice regarding matters unrelated to this Agreement and the transactions contemplated hereby in compliance with applicable Law and (b) may disseminate the information included in a press release or other document previously approved for external distribution by Parent.

Section 6.13 Fees, Expenses and Conveyance Taxes. Except as explicitly provided otherwise in this Agreement, whether or not the Merger is consummated, all expenses (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the transactions contemplated by this Agreement (“Expenses”) shall be paid by the party incurring those Expenses. For the avoidance of doubt, in no event will Parent or Merger Sub or any of their Affiliates (other than the Company, the Surviving Corporation and any of their respective Subsidiaries) be responsible for any of the fees or expenses of Paul, Weiss, Rifkind, Wharton & Garrison LLP or any of the Company’s other Representatives, in each case, in connection with the transactions contemplated by this Agreement. The Company and Parent shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any sales, transfer, stamp, stock transfer, value added, use, real property transfer or gains and any similar Taxes which become payable in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, if the Tender Offer has been consummated, the Company shall reimburse Parent and Merger Sub for all of their out-of-pocket expenses at the Acceptance Time.

Section 6.14 Financing.

(a) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to obtain the Equity Financing and, if the Requisite Notes Consent is not obtained, to consummate the “Change of Control Offer” contemplated by the Forward Purchase Commitment as soon as reasonably practicable on the terms and conditions described in the Financing Commitments (and in accordance with the relevant provisions of the 2017 First Mortgage Indenture), including the market flex terms in the related Fee Letters, including using its reasonable best efforts to (i) comply with its obligations under the Financing Commitments, (ii) negotiate and enter into definitive agreements with respect to the Forward Purchase Commitment on terms and conditions no less favorable to Parent and Merger Sub than those contained in the Forward Purchase Commitment Letter, including the market flex provisions in the related Fee Letter (or on terms which would not reasonably be expected to delay or prevent the consummation of the Tender Offer) and (iii) satisfy on a timely basis all conditions applicable to Parent and Merger Sub contained in the Financing Commitments (or any definitive agreements related thereto) that are within its reasonable control, including the payment of any commitment, engagement or placement fees required as a condition to the Financing. Notwithstanding anything to the contrary in the immediately preceding sentence, subject to the terms and conditions of this Agreement (and in the case of the Forward Purchase Commitment only, unless the Requisite Notes Consent is obtained), each of Parent and Merger Sub shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to take all actions necessary to maintain in effect the Financing Commitments in accordance with the terms and subject to the conditions thereof. Parent shall keep the

Company informed on a regular basis and in reasonable detail of the status of its efforts to arrange the Financing (including providing the Company with copies of draft and definitive agreements and other documents related to the Financing). Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice (but in any event, within two Business Days) (x) of any breach or default by any party to any of the Financing Commitments, the Equity Commitment Letter or definitive agreements related to the Financing of which Parent or Merger Sub becomes aware, and (y) of the receipt of (A) any written notice or (B) other communication, in each case from any Financing source with respect to any (1) actual or potential breach, default, termination or repudiation by any party to any of the Financing Commitments, the Equity Commitment Letter or definitive agreements related to the Financing of any provisions of the Financing Commitments, the Equity Commitment Letter or definitive agreements related to the Financing or (2) material dispute or disagreement between or among any parties to any of the Financing Commitments, the Equity Commitment Letter or definitive agreements related to the Financing with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing. As soon as reasonably practicable, but in any event within two Business Days of the date the Company delivers to Parent or Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (x) or (y) of the immediately preceding sentence. Parent shall not, without the prior written consent of the Company, amend, modify, supplement or waive any of the conditions or contingencies to funding or consummation, as applicable, contained in the Financing Commitments (or any definitive agreements related thereto) or any other provision of, or remedies under, the Financing Commitments (or any definitive agreements related thereto), in each case, to the extent such amendment, modification, supplement or waiver imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of, or consummation of the Change of Control Offer contemplated by, the Financing, as applicable, in a manner that would reasonably be expected to have the effect of (A) materially and adversely affecting the ability of Parent or Merger Sub to (x) consummate the Tender Offer or (y) timely consummate the transactions contemplated by this Agreement or (B) amending, modifying, supplementing or waiving the conditions or contingencies to the Financing in a manner that would make the funding of, or consummation of the Change of Control Offer contemplated by, the Financing, as applicable, or satisfaction of the conditions to obtaining or consummating the Financing, as applicable, materially less likely to occur.

(b) Notwithstanding anything to the contrary set forth in this Agreement, Parent shall have the right to substitute other debt or equity for all or any portion of the Forward Purchase Commitment contemplated by the Forward Purchase Commitment Letter from the same and/or alternative financing sources and terminate the Forward Purchase Commitment Letter if the terms would not be reasonably expected to materially delay or prevent the consummation of the Tender Offer. The Parent shall notify the Company as promptly as practicable in advance of such substitution.

(c) In the event all conditions applicable to the Financing Commitments have been satisfied and all Tender Offer Conditions are satisfied or waived, Parent shall use its reasonable best efforts to cause each of the Sponsors to fund the Equity Financing and the Parent or its Affiliates to consummate the Change of Control Offer contemplated by the Forward Purchase Commitment to the extent required to consummate the Tender Offer. For the avoidance of doubt, it is expressly understood that the Forward Purchase Commitment shall not be deemed required to consummate the Tender Offer, the Merger or the other transactions contemplated by this Agreement. Any reference in this Agreement to (A) “Financing,” and “Forward Purchase Commitment” shall include the financing contemplated by the Financing Letters as amended or modified in compliance with this Section 6.14 and (B) “Financing Commitments”, “Equity Commitment Letter”, “Forward Purchasers” and “Forward Purchase Commitment Letter” shall include such documents or parties as amended, modified, substituted or replaced in compliance with this Section 6.14.

(d) Prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to, and the Company and its Subsidiaries shall use its reasonable best efforts to cause their respective Representatives to cooperate reasonably with and assist Parent, Merger Sub and their authorized Representatives in connection with the arrangement of the Financing on the terms contemplated by the Forward Purchase Commitment and, upon Parent’s request in connection with the arrangement of a working capital credit facility (the “Working Capital Facility”), including (i) participating in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions, road shows and sessions with ratings agencies on reasonable advance notice, (ii) furnishing the Required Information as promptly as reasonably practicable, (iii) assisting in a reasonable manner with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, information memoranda and packages (to the extent relating to the Company and its Subsidiaries) and similar documents for the Forward Purchase Commitment and the Working Capital Facility and executing customary authorization and management representation letters (including, in the case of a public-side version of an information memorandum, a representation to the arranger of the Working Capital Facility that such public-side version does not include material non-public information about the Company and its Subsidiaries), in each case, to the extent reasonably necessary for the consummation of the Forward Purchase Commitment or the Working Capital Facility, (iv) taking all corporate actions, subject to the consummation of the Tender Offer, reasonably requested by Parent that are reasonably necessary or customary to permit the consummation of the Forward Purchase Commitment and the Working Capital Facility, (v) cooperating reasonably in respect of the preparation of and, if applicable, executing and delivering any underwriting or placement agreements, pledge and security documents, hedging agreements and other definitive financing documents related to the Financing on the terms contemplated by the Financing Commitments and the Working Capital Facility, (vi) permitting Parent and Merger Sub to access and use the cash at the Company and its Subsidiaries to pay the Merger Consideration and/or to pay the related fees and expenses of Parent, Merger Sub and/or the Company; provided, that such cash is not restricted from being used for such purpose pursuant to the terms of the Contracts governing the Indebtedness of the Company and its Subsidiaries, (vii) using its reasonable best efforts to obtain, in each case, to the extent reasonably necessary for the consummation of the

Forward Purchase Commitment or the Working Capital Facility, customary accountants’ comfort letters, consents, surveys and, appraisals, engineering reports, environmental and other inspections, title insurance and other documentation and items relating to the Forward Purchase Commitment, the Working Capital Facility and collateral arrangements, as reasonably requested by Parent, (viii) executing and delivering any customary and reasonable officer’s certificates, customary closing documents, or other certificates or documents with respect to the Forward Purchase Commitment contemplated by the Forward Purchase Commitment Letter and the Working Capital Facility, in each case, as may be reasonably requested by Parent (including customary consents of accountants for use of their reports in any materials relating to the Forward Purchase Commitment), in each case, to the extent reasonably necessary for the consummation of the Forward Purchase Commitment or the Working Capital Facility, (ix) using reasonable best efforts to facilitate the pledging of collateral for the Working Capital Facility, including taking commercially reasonable actions necessary to permit the sources of the Working Capital Facility to evaluate the Company’s and its Subsidiaries’ real property and current assets, cash management and accounting systems, policies and procedures for the purpose of establishing collateral arrangements in connection with the Working Capital Facility, and (x) assisting Parent in obtaining ratings in connection with the Forward Purchase Commitment and/or the Working Capital Facility; provided, that (A) the Company shall not be required to make any payments under any such agreements or documents prior to the Acceptance Time for which it has not received prior reimbursement by or on behalf of Parent or become subject to any obligations or liabilities with respect thereto that are not covered by the indemnity in clause (e) below, (B) the Company shall only be obligated to provide a solvency certificate in a customary form at or following the Acceptance Time in connection with the closing of the Working Capital Facility and (C) nothing shall obligate the Company to provide any information that would violate any obligations of confidentiality to any third party or result in a violation of Law or loss of any attorney-client privilege.

(e) The Company and its Representatives shall be given a reasonable opportunity to review and comment on any financing documents and any materials that are to be presented during any meetings conducted in connection with the Financing and/or the Working Capital Facility, and Parent shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company and its Representatives. Parent and Merger Sub acknowledge and agree that the Company and its Affiliates and their respective Representatives shall not have any responsibility for, or incur any liability to any Person under or in connection with, the arrangement of the Financing or any alternative financing that Parent or Merger Sub may raise in connection with the transactions contemplated by this Agreement other than with respect to the Excluded Obligations. Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all Damages suffered or incurred by them in connection with the arrangement of the Financing or any alternative financing and any information utilized in connection therewith (other than the Excluded Obligations). The foregoing indemnity will expire and terminate automatically without any further liability effective as of the Effective Time. For the avoidance of doubt, for purposes of the foregoing, Damages will include any indemnification obligations of the Company to its Affiliates and the Company’s or any of such Affiliates’ Representatives. For purposes of the foregoing, “Excluded Obligations” means (i) liabilities resulting from or arising out of information provided by or on behalf of the Company or its Subsidiaries or the Chehalis Joint Venture, (ii) Damages proximately resulting from or arising out of a breach by the Company of a representation and warranty or covenant and (iii) fees or expenses covered by Section 6.13.

(f) The Company hereby consents to the use of its logos in connection with the Forward Purchase Commitment and Working Capital Facility; provided that such logos are used solely in a manner that would not reasonably be expected to harm the Company or any of its Subsidiaries.

(g) The Company shall periodically update the Required Information provided to Parent and Merger Sub pursuant to this Agreement as may be necessary such that the Required Information does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading.

(h) The Company shall use its commercially reasonable efforts to obtain the New Grand Mound Loans as soon as reasonably practicable on terms no less favorable to the Company in any material respect than those terms set forth on the Grand Mound Term Sheet and on such other terms no less favorable in the aggregate to the Company in any material respect than those terms contained in the Grand Mound Loans. The Company shall keep Parent and Merger Sub reasonably apprised of developments relating to the New Grand Mound Loans and shall give Parent and Merger Sub prompt notice of any material change with respect thereto. Each of Parent and Merger Sub shall be given a reasonable opportunity to review and comment on any financing documents negotiated in connection with the New Grand Mound Loans, and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent, Merger Sub and their Representatives.

(i) The Company shall, and shall cause its Subsidiaries to, and the Company and its Subsidiaries shall use their reasonable best efforts to cause their respective Representatives to reasonably assist Parent, Merger Sub and their authorized Representatives in connection with the preparation of any deliverables required by the terms of any Indebtedness evidenced by agreements set forth in Section 4.7 of the Company Disclosure Schedule, including, without limitation, (i) obtaining any officer’s certificates, or documents reasonably requested by Parent, Merger Sub and their authorized Representatives to facilitate the execution and delivery of such deliverables, and (ii) facilitating the communication with any third parties, including to determine whether such deliverables are required; provided, that nothing in this Section 6.14(i) shall be construed to require any Representative of the Company or its Subsidiaries, respectively, to prepare or execute any legal opinions or memoranda other than as set forth in the next sentence. Prior to the Effective Time, the Company shall take all necessary actions required pursuant to Section 8.01 of the New Junior Subordinated Notes Indenture and Section 8.01 of the Indenture, dated as of March 15, 2005, as amended, by and between the Company and JPMorgan Chase Bank, National Association, as trustee, to permit the Merger to be consummated, including without limitation, execution and delivery of supplemental indentures, if required, and delivery to the respective trustees of the “Officers’ Certificate” and “Opinion of Counsel” required under each indenture. The Company shall pay the fee required by the First Amendment Fee Letter (as such term is defined in the Concord Amendment) immediately following, and only in the event of, the Acceptance Time.

Section 6.15 Section 16b-3. Prior to the Acceptance Time, the Company shall (and shall be permitted to) take such steps as may be reasonably required to cause dispositions of the Company’s equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action letter dated January 12, 1999 issued by the SEC regarding such matters.

Section 6.16 Mortgage Notes Consent Solicitation.

(a) The Company shall (i) use its reasonable best efforts to commence or cause the Issuers to commence (or, at Parent’s election in its sole discretion, to assist Parent or its Affiliates or its Representatives in a third party commencement of) a consent solicitation on the date hereof, and in any event shall commence such consent solicitation no later than the date the Tender Offer is required to be commenced pursuant to Section 1.1(a) (the “Consent Solicitation”); and (ii) reasonably assist Parent or its Affiliates or its Representatives in a third party commencement of an offer to purchase and/or a change of control offer (a “Change of Control Offer”) (which Parent shall use its reasonable best efforts to commence on the date hereof and in no event later than the date the Tender Offer is required to be commenced pursuant to Section 1.1(a)), in each case, in respect of the 2017 First Mortgage Notes issued pursuant to the 2017 First Mortgage Indenture, on such terms and conditions requested by Parent and reasonably acceptable to the Company (it being understood that the amendments described in Exhibit E hereto are acceptable for such consent solicitation). Such amendments shall include amendments to waive the requirement to make a Change of Control Offer (the “Change of Control Amendments”) and to modify such other terms and provisions of the 2017 First Mortgage Indenture requested by the Parent and in any event so as to accommodate Parent’s financing with respect to the transactions provided for herein (such actions are referred to collectively as the “Notes Offers”) with respect to the 2017 First Mortgage Notes issued by GWR Operating Partnership, L.L.L.P. and Great Wolf Finance Corp. (the “Issuers”), pursuant to that certain Indenture, dated as of April 7, 2010, by and among the Company, the Issuers, the guarantors named therein, and U.S. Bank National Association, as trustee (the “2017 First Mortgage Indenture”). The Company shall provide, and shall cause its Subsidiaries to provide, all cooperation reasonably requested by Parent in connection with the Notes Offers. Such cooperation shall include (i) engagement of a solicitation agent, information agent, dealer manager and a depositary agent with respect thereto, in each case, reasonably acceptable to Parent and on terms and conditions reasonably acceptable to Parent, (ii) the delivery by the Company and the Issuers of Officer’s Certificates and Opinions of Counsel (as such terms are defined in the 2017 First Mortgage Indenture) required under the 2017 First Mortgage Indenture, (iii) execution and delivery of supplemental indentures and (iv) using commercially reasonably efforts to cause the trustee under the 2017 First Mortgage Indenture to execute supplemental indentures, in the case of subclauses (ii), (iii) and (iv), upon the receipt of the Requisite Notes Consent and/or requisite noteholder approval of any of the amendments proposed in Exhibit E; provided that, in each case, the Company and its Affiliates shall not be required to make any payments under any of the foregoing prior to the consummation of the Tender Offer.

(b) The Company’s or the Issuers’ obligations to make any payment with respect to the Notes Offers shall be subject to conditions as requested by Parent and reasonably acceptable to the Company, including that (i) the consummation of the Tender Offer shall occur concurrently therewith (or Parent and the Company shall be satisfied that it will occur substantially concurrently with obtaining such consent and making such payment (if any)) and (ii) such other conditions as are customary for transactions similar to the Notes Offers. The minimum consent fee offered by the Company to any holder of 2017 First Mortgage Notes issued pursuant to the 2017 First Mortgage Indenture willing to give its consent to the Change of Control Amendments contained in the Consent Solicitation, shall be the amount set forth in Exhibit E, subject to the terms and conditions contained in the documents pursuant to which such Consent Solicitation is made. The parties shall use reasonable best efforts to complete the Notes Offers prior to or concurrently with the Acceptance Time (including by making public announcements extending the expiration date of the Notes Offers as requested by the Parent and by the Company otherwise complying with the time periods required by Rule 14e-1 under the Exchange Act, if applicable); provided that the parties’ obligations to complete the Change Control Offer shall terminate upon receipt of the Requisite Notes Consent and the effectiveness of the supplemental indenture giving effect to the waiver of the “Change of Control Offer” under the 2017 First Mortgage Notes Indenture. Unless otherwise agreed by Parent, concurrent with the Acceptance Time, and in accordance with the terms of the Notes Offers, the Company or the Issuers, if they have made a consent solicitation, shall pay any consent payments in connection with any consents properly given and not withdrawn in such consent solicitation; provided that, the Company, and the Issuers shall not be obligated to pay any consent payments in connection with such consent solicitation unless the Tender Offer has been consummated. To the extent necessary, Parent shall provide (or cause to be provided) sufficient immediately available funds to the Company to make all payments required by the preceding sentence at or prior to the time such payments are to be made. The Notes Offers and other actions taken in connection therewith shall be conducted in accordance with the terms of the 2017 First Mortgage Indenture and all applicable rules and regulations of the SEC and other applicable Laws.

(c) The Company shall, and shall cause the Issuers to, waive any of the conditions to the Notes Offers as may be reasonably requested by Parent (other than the conditions that the payment of the consent fee or the Change of Control Offer are conditioned on the consummation of the Tender Offer as provided in clause (b) above and that there shall be no Law prohibiting consummation of the Notes Offers), so long as such waivers would not cause the Notes Offers to violate the 2017 First Mortgage Indenture, the Exchange Act, the Trust Indenture Act of 1939, as amended, or any other applicable Law. Without the prior written consent of Parent, the Company shall not, and shall not permit the Issuers to, waive any condition to the Notes Offers or make any change, amendment or modification to the terms and conditions of the Notes Offers (including any extension thereof) other than as agreed between Parent and the Company or as required to comply with applicable Law.

(d) Parent shall prepare, in consultation with the Company, as promptly as practicable, a consent solicitation statement and/or an offer to purchase, as applicable, in respect of the Notes Offers, together with any required related consent letters and similar ancillary agreements (such documents, together with all supplements and amendments thereto, being referred to herein collectively as the “Notes Offer Documents”). Parent and the Company shall, and the Company shall cause the Issuers to, reasonably cooperate with each other in the preparation of the Notes Offer Documents. The Notes Offer Documents shall be subject to the prior review of, and comment by, Parent and the Company, and shall be reasonably acceptable to each of them (it being understood that the documents attached in Exhibit E hereto are reasonably acceptable to the Company).

(e) Notwithstanding anything in this Agreement to the contrary, if this Agreement is terminated pursuant to Article VIII, Parent shall promptly reimburse the Company for all reasonable out-of-pocket costs, fees and expenses (including legal fees and expenses, printing costs, and the out-of-pocket costs, fees and expenses of any solicitation agent or other agent retained in connection with the Notes Offer) incurred by or on behalf of the Company or any of the Issuers in connection with the Notes Offer. Prior to the Effective Time, Parent shall indemnify and hold harmless the Company, its Subsidiaries and, each person, if any, who controls the Company within the meaning of Section 20 of the Exchange Act for any Damages incurred by any of them in connection with any action taken by them to the extent pursuant to this Section 6.16 with respect to the Notes Offer other than the Excluded Obligations. Parent shall indemnify and hold harmless the respective officers, directors and representatives of the Company and its Subsidiaries for any Damages incurred by any of them in connection with any action taken by them to the extent pursuant to this Section 6.16 with respect to the Notes Offer other than the Excluded Obligations; provided that to the extent such indemnitee is also the beneficiary of indemnification from the Company or any Subsidiary or any insurance policy obtained by or on behalf of the Company from a Company Insurer, Parent is the indemnitor of last resort.

(f) Except as otherwise specifically provided for in Section 6.16(a), any legal opinions or negative assurance letters to be delivered in connection with the transactions contemplated by this Section 6.16 shall be delivered by counsel to Parent, and the Company shall have no obligation with respect thereto.

Section 6.17 Takeover Laws. The Company shall (i) use its commercially reasonable efforts to (A) take all steps to exclude the applicability of any Takeover Laws to the Tender Offer, the Merger or any other transaction contemplated by this Agreement and (B) challenge the validity or applicability of any Takeover Laws to the Tender Offer, the Merger or any other transaction contemplated by this Agreement and (ii) not take any action which reasonably could be expected to cause any Takeover Law to become applicable to this Agreement, the Merger or any other transaction contemplated hereby. No Adverse Recommendation Change shall change the approval of the Company Board for the purposes of causing any Takeover Law to be inapplicable to the transactions contemplated by this Agreement.

Section 6.18 Notice of Developments. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of the occurrence or non-occurrence, to their respective knowledge, of any event, which is likely (a) to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate if made as of the Expiration Date or the Effective Time so that the Tender Offer Conditions or the conditions to the Merger in Article VII, as applicable, would not be satisfied, (b) to result in any material failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied hereunder or (c) to result in the failure of any condition to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.18 shall not limit or otherwise affect the remedies available hereunder to any of the parties receiving such notice.

Section 6.19 Resignations. The Company shall use its reasonable best efforts to obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation effective as of the Acceptance Time, of those directors of the Company or any Subsidiary designated by Parent to the Company in writing at least 10 calendar days prior to the Acceptance Time.

Section 6.20 NASDAQ Delisting and Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the Applicable Exchange to cause the delisting of the Company and the Common Stock from the Applicable Exchange as promptly as practicable after the Effective Time and the deregistration of the Common Stock under the Exchange Act as promptly as practicable after such delisting.

Section 6.21 Rule 14d-10(d) Matters. Prior to the Acceptance Time and to the extent permitted by Law, the Company (acting through the Company Board, compensation committee or the Independent Directors), to the extent required will take all such steps as may be required to cause each agreement, arrangement or understanding as may be entered into by Parent, Merger Sub, the Company or any Subsidiary of the Company on or after the date hereof with any officer, director or employee that holds shares of Common Stock pursuant to which compensation is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to otherwise satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver by all parties (to the extent permitted by applicable Law) at on or before the Closing Date of each of the following conditions:

(a) Company Stockholder Approval. If required by Law, this Agreement shall have been duly adopted by the Requisite Company Vote at a duly called Company Stockholders Meeting.

(b) No Orders. No Governmental Authority shall have issued any Order that enjoins or otherwise prohibits consummation of the Merger and no Law or Order shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits or makes illegal the consummation of the Merger or the other transactions contemplated hereby.

(c) Purchase of Common Shares in the Tender Offer. Merger Sub shall have accepted for payment and paid for all of the shares of Common Stock validly tendered (and not properly withdrawn) pursuant to the Tender Offer.

Section 7.2 Conditions to Parent’s and Merger Sub’s Obligation to Effect the Merger. The respective obligation of Parent and Merger Sub to effect the Merger is subject to the satisfaction or waiver by such parties (to the extent permitted by applicable Law) at on or before the Closing Date of each of the following conditions:

(a) Top-Up Shares. If the Top-Up Option shall have been exercised, the Top-Up Shares shall have been validly issued and delivered to Merger Sub.

Section 7.3 Frustration of Closing Conditions. Neither the Company, on the one hand, nor Parent or Merger Sub, on the other hand, may rely, on the failure of any condition set forth in Section 7.1 or, with respect to Parent or Merger Sub, the failure of any condition set forth in Section 7.2, to be satisfied to excuse performance by such party of its obligations hereunder, if such failure was caused by such party’s failure to act in good faith and in compliance with the terms of this Agreement and the Tender Offer.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination by Mutual Consent. This Agreement may be terminated and the Tender Offer and the Merger may be abandoned at any time before the Effective Time, whether before or after obtaining the Requisite Company Vote, by mutual written consent of Parent and the Company.

Section 8.2 Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time before the Effective Time:

(a) if the Acceptance Time shall not have occurred prior to the 120th day after the date hereof (the “Termination Date”); or

(b) whether before or after obtaining the Requisite Company Vote, if any Order permanently enjoins or otherwise prohibits consummation of the Tender Offer or the Merger, and such Order has become final and nonappealable.

Notwithstanding the foregoing, the right to terminate this Agreement under Section 8.2(a) shall not be available (and the term “Termination Date” shall be automatically extended) (i) to Parent at any time that the Company shall be entitled to specific performance pursuant to Section 9.17 to cause Parent and Merger Sub to draw down the Equity Financing pursuant to the Equity Commitment Letter and to consummate the Tender Offer and the Merger; provided, that, within two Business Days following the Termination Date, the Company shall have delivered notice to Parent that the Company Board has approved commencement of an action to enforce its right to specific performance as described above and such action has been commenced within a reasonable period following such notice and (ii) to the Company at any time that Parent shall be entitled to specific performance pursuant to Section 9.17 with respect to any breach of this Agreement that gives rise to the failure to satisfy a Tender Offer Condition; provided, that, within two Business Days following the Termination Date, Parent shall have delivered notice to the Company that Parent intends to commence an action to enforce its right to specific performance as described above and such action has been commenced within a reasonable period following such notice (it being understood that, in each case, the right to terminate shall be reinstated automatically from and after, and the Termination Date shall be deemed to be, (a) the 10th Business Day after delivery of any such notice if such action has not been commenced prior to such Business Day and (b) the 5th Business Day after a final resolution of such action has become non-appealable).

Section 8.3 Termination by Parent. This Agreement may be terminated by Parent at any time before the Acceptance Time:

(a) if the Company Board (or a committee thereof) withdraws, modifies, amends or qualifies the Company Board Recommendation in a manner adverse to Parent or Merger Sub;

(b) if (i) the Company Board (or a committee thereof) approves, adopts, endorses, recommends or otherwise declares advisable the adoption of a Takeover Proposal, (ii) a tender offer or exchange offer (other than the Tender Offer) for all outstanding shares of capital stock of the Company is commenced and the Company Board recommends in favor of such tender offer or exchange offer by its stockholders, (iii) the Company or the Company Board (or any committee thereof) approves or recommends, or enters into or allows the Company or any of its Subsidiaries to enter into, a letter of intent, agreement in principle or definitive agreement for a Takeover Proposal, (iv) within three Business Days of a written request by Parent for the Company to reaffirm the Company Board Recommendation following the date any Takeover Proposal or any material modification thereto is first published or sent or given to the stockholders of the Company, the Company fails to issue a press release that reaffirms the Company Board Recommendation, (v) the Company shall have failed to include in the Schedule 14D-9 or the Company Proxy Statement distributed to its stockholders the Company Board Recommendation or (vi) the Company or the Company Board (or any committee thereof) shall authorize or publicly propose any of the foregoing;

(c) if the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breaches, individually or in the aggregate, (i) would give rise to, if occurring or continuing at the Expiration Date, the failure of a Tender Offer Condition and (ii) have not been cured by the Company within the earlier of ten Business Days (or in the case of a breach by the Company of any of its obligations contained in Section 6.14(d) or Section 6.16, twenty Business Days) after the Company’s receipt of written notice of such breach from Parent and the Termination Date, but only so long as neither Parent nor Merger Sub are then in breach of their respective representations, warranties, covenants or agreements contained in this Agreement, which breach by Parent or Merger Sub would make it impossible for Merger Sub to consummate the Tender Offer or the Merger; or

(d) if, as of any Expiration Date (A) Parent has not received the Requisite Notes Consent, (B) the Forward Purchase Commitment Letter shall have been terminated or the Forward Purchasers shall have indicated to Parent in writing their intention not to consummate their obligations thereunder with respect to the Change of Control Offer or Parent or its Affiliate shall not be able to obtain the Forward Purchase Commitment promptly following the Acceptance Time and (C) Parent has not breached any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would permit the Company to terminate this Agreement pursuant to Section 8.4(b) (determined without giving effect to the notice and cure provisions contained therein).

Section 8.4 Termination by the Company. This Agreement may be terminated by the Company at any time before the Acceptance Time:

(a) pursuant to and in accordance with, and subject to, the terms and conditions of Section 6.5(e); provided, that the Company shall comply with its obligations under Section 8.6(b) and substantially concurrently with such termination enter into an Alternative Acquisition Agreement with respect to a Superior Proposal;

(b) if Parent or Merger Sub (i) (x) breaches any of their respective representations, warranties, covenants or agreements contained in this Agreement, which breaches, individually or in the aggregate, would delay beyond the Termination Date or prevent the consummation of the Tender Offer or the Merger or (y) materially breaches their respective obligations in Section 6.14 which is the primary cause of the failure to obtain the Forward Purchase Commitment and (ii) have not been cured by Parent within the earlier of ten Business Days after Parent’s receipt of written notice of such breach from the Company and the Termination Date, but only so long as the Company is not then in breach of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a Tender Offer Condition; or

(c) if (i) all of the Tender Offer Conditions shall have been satisfied or waived as of the expiration of the Tender Offer (including any extensions thereof in accordance with Section 1.1(b)), and Merger Sub shall have failed to consummate the Tender Offer promptly thereafter in accordance with Section 1.1(c) and (ii) such failure shall not have not been cured by Parent or Merger Sub within the earlier of three days after the Company’s receipt of written notice of such breach from the Company and the Termination Date.

Section 8.5 Effect of Termination. In the event of termination of this Agreement in accordance with Section 8.1 through Section 8.4, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub, the Sponsors, Forward Purchase Commitment Parties, the Parent Related Parties and their Related Parties or the Company or its Related Parties; provided, that:

(a) the Confidentiality Agreement, the Limited Guarantee and the provisions of Section 6.3(b) (Confidentiality), Section 6.13 (Fees, Expenses and Conveyance Taxes), Section 6.16(e) (Mortgage Notes Consent Solicitation), this Section 8.5 (Effect of Termination), Section 8.6 (Fees and Expenses Following Termination) and Article IX (Miscellaneous) shall survive the termination hereof;

(b) the Company or Parent may have liability as provided in Section 8.6; and

(c) subject to Section 8.6(e), no such termination shall relieve the Parent, Merger Sub or the Company from any Damages resulting from a Willful and Material Breach of this Agreement or Fraud, in which case the non-breaching party shall be entitled to all rights and remedies available at law or in equity (subject to Section 9.17); provided, however, that the maximum aggregate liability of any party for any Damages shall be limited to an amount equal to $20 million, and in no event shall the other party seek to recover any Damages in excess of such amount (including consequential, indirect or punitive damages). In the case of any Damages sought by the

Company from Parent or Merger Sub, including for any failure to consummate the Closing when required to do so by this Agreement (whether due to the failure to obtain the Financing or otherwise), such Damages can be based on the consideration that would have otherwise been payable to the stockholders and equity holders of the Company pursuant to this Agreement or based on loss of market value or stock price of the Company (including its Common Stock) and implied value of any equity awards.

Section 8.6 Fees and Expenses Following Termination.

(a) Except as set forth in this Section 8.6, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid in accordance with the provisions of Section 6.13.

(b) The Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal (x) in the cases of clauses (i), (ii) and (iii) below, an amount equal to $5.3 million and reimbursement of Parent and its Affiliates of all Expenses up to $1.7 million and (y) in the case of clauses (iv) and (v) below, an amount equal to that required to reimburse Parent and its Affiliates of all Expenses up to $1.7 million (each such amount, the “Company Termination Fee”):

(i) if this Agreement is terminated by the Company pursuant to Section 8.4(a), in which case payment shall be made concurrently with such termination;

(ii) if this Agreement is terminated by Parent pursuant to Section 8.3(a) or Section 8.3(b) in which case payment shall be made within five Business Days following such termination;

(iii) if (A) this Agreement is terminated (1) by the Company pursuant to Section 8.2(a) (unless the Company would have been entitled to terminate this Agreement pursuant to Section 8.4(b) but for such termination pursuant to Section 8.2(a)), (2) by the Company or Parent pursuant to Section 8.2(b) to the extent such Order arises out of or is related to a Transactional Litigation Claim or (3) by Parent pursuant to Section 8.3(c) and (B) within twelve months following the date of such termination, the Company enters into an agreement in respect of, or consummates any transaction in respect of a Takeover Proposal, in which case payment shall be made within five Business Days following the date on which the Company consummates such transaction in respect of a Takeover Proposal. For purposes of the foregoing clause (B) only, references in the definition of the term “Takeover Proposal” to the figure “20%” shall be deemed to be replaced by “more than 50%”; provided; however that any such Company Termination Fee shall be reduced by the amount of any previous Company Termination Fee paid pursuant to Section 8.6(b)(iv);

(iv) if this Agreement is terminated by Parent pursuant to Section 8.3(c); or

(v) if this Agreement is terminated by the Company or Parent pursuant to Section 8.2(a), and Parent has not breached any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would permit the Company to terminate this Agreement pursuant to Section 8.4(b) (determined without giving effect to the notice and cure provisions contained therein) or Section 8.4(c).

(c) Parent shall pay to the Company by wire transfer of immediately available funds an amount equal to $20 million (the “Parent Termination Fee”) within five Business Days after termination:

(i) if this Agreement is terminated by the Company pursuant to Section 8.4(b) or Section 8.4(c) ; or

(ii) if this Agreement is terminated by the Company or Parent pursuant to Section 8.2(a) and the Company would have been entitled to terminate this Agreement pursuant to Section 8.4(b) or Section 8.4(c) but for such termination pursuant to Section 8.2(a).

(d) Parent shall pay to the Company by wire transfer of immediately available funds an amount equal to $15 million (the “Forward Purchase Termination Fee”) within five Business Days after termination if this Agreement is terminated by Parent pursuant to Section 8.3(d).

(e) Parent and the Company acknowledge that (i) the fees and Expenses and other provisions of this Section 8.6 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, Parent and the Company would not enter into this Agreement and (iii) any amount payable pursuant to this Section 8.6 does not constitute a penalty. Notwithstanding anything to the contrary in this Agreement, (A) if the Company Termination Fee is required to be paid pursuant to Section 8.6(b)(i), Section 8.6(b)(ii) or Section 8.6(b)(v) as a result of a termination of this Agreement, Parent’s right to receive the Company Termination Fee pursuant to this Section 8.6 shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise) of such party and its Affiliates, as applicable, for (x) any Damages suffered as a result of the failure of the Merger to be consummated and (y) any other Damages suffered as a result of or under this Agreement and the transactions contemplated by this Agreement, and upon payment of the Company Termination Fee in accordance with this Section 8.6, neither the Company nor any of its stockholders, directors, officers, agents or other Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement; provided, that the foregoing shall not impair the rights of Parent, if any, to obtain injunctive relief pursuant to Section 9.17 prior to any termination of this Agreement and (B) if the Parent Termination Fee or the Forward Purchase Termination Fee, as applicable, is required to be paid as a result of a termination of this Agreement, the Company’s right to receive the Parent Termination Fee or Forward Purchase Termination Fee, as applicable, pursuant to this Section 8.6 shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of such party and its Affiliates, as applicable, against Parent, Merger Sub, the Forward Purchasers and other financing sources and their Related Parties and upon payment of the Parent Termination Fee or Forward Purchase Termination Fee, as applicable, in accordance with this Section 8.6, neither Parent nor any of its stockholders, directors, officers, agents or other Representatives, shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement; provided, that the foregoing shall not impair the rights of the Company to obtain injunctive relief pursuant to Section 9.17 prior to any termination of this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Certain Definitions. For purposes of this Agreement:

(a) “Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a Person making a Takeover Proposal substantially similar to and on terms no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

(b) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person; provided, that, (i) neither any Person that owns equity securities of the Company nor any Affiliate or portfolio company of such Person shall be deemed to be an Affiliate of the Company solely by virtue of such Person’s ownership of equity securities of the Company and (ii) with respect to Parent, shall not include portfolio companies or other investments of Apollo Global Management LLC. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

(c) “Alternative Acquisition Agreement” means any written letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract constituting or relating to, or which is intended to or is reasonably likely to lead to, any Takeover Proposal.

(d) “Applicable Exchange” means the NASDAQ Global Market.

(e) “Business Day” means any day other than Saturday, Sunday or a day on which commercial banks in New York, New York are authorized or required by Law to close, and shall consist of the time period from 12:01 a.m. through 12:00 midnight New York time.

(f) “Businesses” means, collectively, the lodging, family entertainment, waterpark resorts and leisure business.

(g) “Capital Lease Obligations” of any person shall mean the obligations of such person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such person under GAAP and, for purposes hereof, the amount of such obligations at any time shall be the capitalized amount thereof at such time determined in accordance with GAAP.

(h) “Collective Bargaining Agreement” means any collective bargaining agreement, works council agreement, labor union contract, trade union agreement, foreign works council contract, or other agreement with any union or labor organization to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound.

(i) “Common Stock” means shares of common stock, par value $0.01 per share, of the Company.

(j) “Company Material Adverse Effect” means a material adverse effect on the business, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole; provided, that the term “Company Material Adverse Effect” shall not include any such effect relating to or arising from (i) any national, international or any foreign or domestic regional economic, financial, social or political conditions (including changes therein) or events in general, (ii) changes in any financial, debt, credit, capital or banking markets or conditions (including any disruption thereof), (iii) changes in interest, currency or exchange rates or the price of any commodity, security or market index, (iv) changes in legal or regulatory conditions, including changes or proposed changes in Law, GAAP or other accounting principles or requirements, or standards, interpretations or enforcement thereof, (v) changes in the Company’s and its Subsidiaries’ industries in general or seasonal fluctuations in the business of the Company or any of its Subsidiaries, (vi) any change in the market price or trading volume of any securities or indebtedness of the Company or any of its Subsidiaries, or the change in, or failure of the Company to meet, or the publication of any report regarding, any internal or public projections, forecasts, budgets or estimates of or relating to the Company or any of its Subsidiaries for any period, (it being understood that the underlying causes of such decline or failure may, if they are not otherwise excluded from the definition of Company Material Effect, be taken into account in determining whether a Company Material Adverse Effect has occurred), (vii) the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism or military conflicts, whether or not pursuant to the declaration of an emergency or war, (viii) the existence, occurrence or continuation of any earthquakes, floods, hurricanes, tropical storms or other natural disasters (ix) the identity of Parent, Merger Sub or any of their respective Affiliates as a party to the transactions contemplated by this Agreement, (x) any actions taken, or not taken, at the request of

Parent, and/or (xi) any effect that is cured by the Company prior to the termination of this Agreement, unless, in the cases of clauses (i), (ii), (iii), (iv), (v), (vi), (vii) or (viii), any such fact, event, change, effect, development, condition or occurrence has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, when compared to other companies operating in the same industries in which the Company or its Subsidiaries operate; provided, further, that with respect to references to Company Material Adverse Effect in the representations and warranties set forth in Section 4.6 and Section 4.7, the exception set forth in subclause (x) shall not apply.

(k) “Company Option Plans” means all plans set forth on Section 4.16(a) of the Company Disclosure Letter under which Company Options have been granted.

(l) “Company Organizational Documents” means the certificate of incorporation and bylaws (or the equivalent organizational documents) of the Company and its Subsidiaries as in effect on the date of this Agreement (including, without limitation, the Certificate of Designation).

(m) “Company Stock Plans” means all plans set forth on Section 4.16(a) of the Company Disclosure Letter under which Restricted Shares and Stock Unit Awards have been granted.

(n) “Concord Mortgage Loan” means that certain Loan Agreement, dated as of July 15, 2011, among Great Wolf Lodge of the Carolinas, LLC, as borrower, Crédit Agricole Corporate and Investment Bank, as agent, Deutsche Bank Securities Inc., as syndication agent, and the several banks and other financial institutions from time to time party thereto, as lenders.

(o) “Contract” means any contract, agreement, indenture, note, bond, loan, lease, sublease, conditional sales contract, mortgage, license, sublicense, obligation, promise, undertaking, commitment or other binding arrangement (in each case, whether written or oral and including any amendment, supplement or waiver of any of the foregoing).

(p) “Enforceability Exceptions” means (i) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws of general applicability affecting creditors’ rights generally and (ii) general principles of equity.

(q) “Fraud” means an actual or intentional fraud with respect to the making of any representation or warranty in Article IV or Article V, as applicable, which shall only be deemed to exist if the Person (which with respect to the Company shall be deemed to refer to the individuals identified on Section 9.1(z) of the Company Disclosure Letter) making such representation or warranty had actual knowledge (as opposed to imputed or constructive knowledge) that such representation or warranty (as qualified by the Company Disclosure Letter, with respect to the Company) was actually and intentionally breached in any material respect when made.

(r) “Funded Debt” means, at any date, the sum of (without duplication) all Indebtedness (other than letters of credit, to the extent undrawn) consisting of Capital Lease Obligations, bankers’ acceptances, Indebtedness for borrowed money, preferred stock and Indebtedness in respect of the deferred purchase price of property or services of the Company and the Subsidiaries determined on a consolidated basis on such date.

(s) “Governmental Authority” means: (i) any federal, state, local, municipal, foreign or international government or governmental authority, quasi governmental entity of any kind, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private) or anybody exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, (ii) any self-regulatory organization or (iii) any political subdivision of any of the foregoing.

(t) “Guarantee” of or by any person (the “guarantor”) shall mean (a) any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation (whether arising by virtue of partnership arrangements, by agreement to keep well, to purchase assets, goods, securities or services, to take-or-pay or otherwise) or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Indebtedness or other obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, (iv) entered into for the purpose of assuring in any other manner the holders of such Indebtedness or other obligation of the payment thereof or to protect such holders against loss in respect thereof (in whole or in part) or (v) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or other obligation, or (b) any lien on any assets of the guarantor securing any Indebtedness or other obligation (or any existing right, contingent or otherwise, of the holder of Indebtedness or other obligation to be secured by such a lien) of any other person, whether or not such Indebtedness or other obligation is assumed by the guarantor; provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit, in either case in the ordinary course of business, or customary and reasonable indemnity obligations in effect on the Closing Date or entered into in connection with any acquisition or disposition of assets permitted under the credit agreement.

(u) “Hazardous Substances” means: (i) any substance that is listed, classified or regulated under any Environmental Law, (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon or (iii) any other substance that is or may become the subject of regulatory action under any Environmental Law.

(v) “Indebtedness” of any person shall mean, without duplication, (a) all obligations of such person for borrowed money, (b) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such person under conditional sale or other title retention agreements relating to property or assets purchased by such person, (d) all obligations of such person issued or assumed as the deferred purchase price of property or services (other than current trade liabilities and current intercompany liabilities (but not any refinancings, extensions, renewals or replacements thereof) incurred in the ordinary course of business and maturing within 365 days after the incurrence thereof), (e) all Guarantees by such person of Indebtedness of others, (f) all Capital Lease Obligations of such person, (g) all payments that such person would have to make in the event of an early termination, on the date Indebtedness of such person is being determined, in respect of outstanding swap agreements, (h) the principal component of all obligations, contingent or otherwise, of such person as an account party in respect of letters of credit, (i) the principal component of all obligations of such person in respect of bankers’ acceptances and (j) the amount of all obligations of such person with respect to the redemption, repayment or other repurchase of any preferred stock (excluding accrued dividends that have not increased the liquidation preference of such preferred stock). The Indebtedness of any person shall include the Indebtedness of any partnership in which such person is a general partner, other than to the extent that the instrument or agreement evidencing such Indebtedness expressly limits the liability of such person in respect thereof.

(w) “Intellectual Property” means all rights, title, and interest in and to the following worldwide without limitation: (i) trademarks, service marks, Internet domain names, trade dress, business names, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby; (ii) patents, invention disclosures and applications therefor, including divisionals, continuations, continuations-in-part, provisionals, renewal applications, and renewals, extensions, reexaminations and reissues, inventions (whether patentable or not), and improvements and enhancements to any of the foregoing; (iii) trade secrets and know-how (including those contained in designs, specifications, know-how, customer/vendor lists, sales records/data bases, technical information, marketing information, proprietary software and applications); and (iv) copyrights in works of authorship (including those contained in software, web site applications, and any compilations of information), and any registrations and applications therefor.

(x) “2007 Junior Subordinated Notes Indenture” means the 2017 Junior Subordinated Notes Indenture, dated as of June 15, 2007, between the Company and Wells Fargo Bank, N.A., as trustee.

(y) “2007 Junior Subordinated Notes” means the notes issued pursuant to the 2007 Junior Subordinated Notes Indenture.

(z) “Knowledge” means, when used with respect to (i) Parent, the actual knowledge of the Persons set forth in Section 9.1(z) of the Parent Disclosure Letter after reasonable inquiry of their direct reports, and (ii) the Company, (A) the actual knowledge of the Persons set forth in Part I of Section 9.1(z) of the Company Disclosure Letter after reasonable inquiry of their direct reports and (B) ) the actual knowledge of the Persons set forth in Part II of Section 9.1(z) of the Company Disclosure Letter.

(aa) “Law” means any law, statute, ordinance, code, regulation, rule or other requirement of any Governmental Authority, and any Orders.

(bb) “Licensed Intellectual Property” means all Intellectual Property used in or related to the Businesses that is owned by a third party and licensed or sublicensed by either the Company or any of its Subsidiaries, as the case may be.

(cc) “Liens” means any mortgages, liens, pledges, security interests, claims, options, rights of first offer or refusal, charges or other encumbrances in respect of any property or asset.

(dd) “Orders” means any orders, decisions, judgments, writs, injunctions, decrees, awards or other determination of any Governmental Authority.

(ee) “Owned Intellectual Property” means all Intellectual Property owned by either the Company or any of its Subsidiaries, as the case may be.

(ff) “Parent Material Adverse Effect” means any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes and effects, would prevent, materially impair or materially delay the consummation of the Merger and the other transactions contemplated hereby or prevent or materially impair or materially delay the ability of Parent or Merger Sub to perform its obligations hereunder.

(gg) “Permitted Lien” shall mean (i) any Lien for Taxes which are not yet due or which are being contested in good faith, (ii) Liens securing indebtedness or liabilities that are reflected in the Company SEC Reports, (iii) such non-monetary Liens or other imperfections of title, if any, that are not materially adverse to the Company and its Subsidiaries, including (A) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (B) any supplemental Taxes or assessments not shown by the public records and (C) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (iv) rights of parties in possession, (v) Liens imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations, (vi) Liens disclosed on existing title insurance policies, title reports or existing surveys which have (together with all documents creating or evidencing such Liens) been delivered to Parent, (vii) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the ordinary course of business for amounts not yet due or which are being contested in good faith, (viii) in the case of leased real property, any Lien to which the fee or any other interest in the leased premises is subject and (ix) other Liens that would not or would reasonably be expected not to have a Company Material Adverse Effect.

(hh) “Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization, including a Governmental Authority.

(ii) “Representatives” means, when used with respect to Parent or the Company, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of Parent or the Company, as applicable, and their respective Subsidiaries.

(jj) “Required Information” means all customary financial and other information regarding the Company or any of its Subsidiaries as may be reasonably requested by Parent (including in connection with Parent’s preparation of pro forma financial statements), including audited financial statements for the year ended December 31, 2011 prepared in accordance with GAAP, financial data, audit reports and other information of the type and form required by Regulation S-X and Regulation S-K under the Securities Act (including for the avoidance of doubt information required by Regulation S-X Rule 3-10) for primary or secondary offerings of the 2017 First Mortgage Notes on a registration statement on Form S-1 under the Securities Act and of the type and form customarily included in offering documents used to syndicate revolving credit facilities and debt offerings of the type to be included in the Forward Purchase Commitment or in offering documents used in primary or secondary private placements of the 2017 First Mortgage Notes under Rule 144A promulgated under the Securities Act, in each case assuming that such syndication of revolving credit facilities and offering(s) of the 2017 First Mortgage Notes were made at the same time during the Company’s fiscal year as such syndication and offering(s) of the 2017 First Mortgage Notes will be made, or as otherwise reasonably required in connection with the Forward Purchase Commitment and the transactions contemplated by this Agreement or as otherwise reasonably necessary in order to assist in receiving customary “comfort” (including “negative assurance” comfort) from independent accountants in connection with the offering(s) of debt securities contemplated by the Forward Purchase Commitment (provided that the information required by Item 402 or Regulation S-K will not be deemed to be Required Information until the earlier of (x) the time such information is included or required to be included in a filing made by the Company with the SEC or (y) April 29, 2012). For the avoidance of doubt, all Required Information that is contained in materials filed by the Company with the SEC shall be incorporated by reference into any relevant Notes Offer Documents, and the Company shall not be required to cause such incorporated information to be set forth in full therein.

(kk) “Requisite Company Vote” means the adoption of this Agreement by the affirmative vote of holders of a majority of the outstanding shares of Common Stock as of the record date for the Company Stockholders Meeting.

(ll) “Requisite Notes Consent” means holders representing a majority in principal amount of the outstanding 2017 First Mortgage Notes (calculated in accordance with the terms and provisions of the 2017 First Mortgage Indenture) have agreed to waive the requirement to consummate a “Change of Control Offer” (as defined in the 2017 First Mortgage Indenture), with respect to the consummation of any or all of the transactions contemplated by this Agreement. For the avoidance of doubt, the term Requisite Notes Consent does not include consent to the other amendments set forth in Exhibit E or such other amendments as are requested by Parent and reasonably acceptable to the Company in accordance with Section 6.16.

(mm) “Rights” means any rights, title, interest or benefit of whatever kind or nature.

(nn) [RESERVED].

(oo) “Subsidiary” means, when used with respect to any Person, any other Person that such Person directly or indirectly owns or has the power to vote or control more than either (i) 50% of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such other Person or (ii) 50% of the economic interests.

(pp) “Superior Proposal” means any bona fide written Takeover Proposal not solicited or initiated in violation of Section 6.5 which (i) relates to more than 50% of the outstanding shares of Common Stock or all or substantially all the assets of the Company and its Subsidiaries taken as a whole and (ii) the Company Board determines, in consultation with its legal and financial advisors, (A) is on terms and conditions more favorable, from a financial point of view, to the stockholders of the Company (in their capacities as stockholders) than those contemplated by this Agreement (including any alterations to this Agreement agreed to in writing by Parent in response thereto) and (B) is reasonably likely to be consummated (if accepted).

(qq) “Takeover Laws” means any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws or regulations of any jurisdiction that may purport to be applicable to this Agreement or the transactions contemplated hereby.

(rr) “Takeover Proposal” means any proposal or offer (including any proposal from or to the Company’s stockholders) from any Person other than Parent or Merger Sub relating to (i) a merger, consolidation, spin-off, share exchange (including a split-off) or business combination involving the Company or any of its Subsidiaries, (ii) a direct or indirect sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of 20% or more of the assets of the Company and its Subsidiaries, taken as a whole, (iii) a direct or indirect purchase or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 20% or more of the voting power of the capital stock of the Company, including by way of a tender offer or exchange offer, (iv) a reorganization, recapitalization, liquidation or dissolution of the Company or (v) any other transaction having a similar effect to those described in clauses (i) through (iv).

(ss) “Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

(tt) “Taxes” means (i) any and all Federal, state, local, foreign and other net income, gross income, gross receipts, transaction, hotel occupancy, sales, use, ad valorem, transfer, franchise, profits, registration, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, unclaimed property, remittance/escheat, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, fines, assessments and any penalties, additions to tax or additional amounts with respect thereto; (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, or being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law; and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person.

(uu) “Wholly-Owned Subsidiary” means any Subsidiary in which all issued and outstanding equity interests of such Subsidiary are owned, directly or indirectly, by the Company.

(vv) “Willful and Material Breach” means a deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.

(ww) “Wisconsin Statutes” means the Wisconsin Statutes & Annotations, as amended.

Section 9.2 Interpretation. Unless the express context otherwise requires:

(a) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean U.S. dollars;

(d) references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f) references herein to any gender shall include each other gender;

(g) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, that nothing contained in this Section 9.2 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(j) the word “or” shall be disjunctive but not exclusive;

(k) references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(l) references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof;

(m) the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement;

(n) with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence;

(o) if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day; and

(p) references herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement”.

Section 9.3 No Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement shall survive the Effective Time. This Section 9.3 shall not limit any covenant or agreement of the parties to this Agreement which, by its terms, contemplates performance after the Effective Time.

Section 9.4 Governing Law. This Agreement, and any dispute, claim, legal action, suit, proceeding or controversy arising out of or relating hereto, shall be governed by, and construed in accordance with, the Law of the State of Delaware, without regard to conflict of law principles thereof.

Section 9.5 Submission to Jurisdiction; Service.

(a) Each party to this Agreement (a) irrevocably and unconditionally submits to the personal jurisdiction of the federal courts of the United States of America located in the State of Delaware and the Court of Chancery of the State of Delaware, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that any actions or proceedings (whether at law, in equity, in contract, tort or otherwise) arising in connection with this Agreement or the transactions contemplated by this Agreement, the Financing Commitments or the Limited Guarantee shall be brought, tried and determined only in the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (the “Chosen Courts”), (d) waives any claim of improper venue or any claim that those courts are an inconvenient forum and (e) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the aforesaid courts. The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.7 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

(b) Notwithstanding anything in Section 9.5(a) to the contrary, each of the parties hereto agrees that it will not bring or support any action or proceeding (whether at law, in equity, in contract, tort or otherwise) against the Forward Purchasers or any other Persons that have committed to provide or otherwise entered into agreements in connection with the Forward Purchase Commitment or other financings in connection with the transactions contemplated hereby, including any joinder agreements or credit agreements relating thereto (each such Person, a “Forward Purchase Commitment Party”) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Forward Purchase Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). The provisions of this Section 9.5(b) shall be enforceable by each Forward Purchase Commitment Party, its Affiliates and their respective successors and permitted assigns, and shall not modify any rights or lack thereof vis-à-vis the Forward Purchase Commitment Parties which are set forth solely between the parties to the Forward Purchase Commitment Letter or other financing documents and not hereunder.

Section 9.6 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.6.

Section 9.7 Notices. All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a party as shall be specified by like notice):

If to Parent or Merger Sub, to:

c/o Apollo Management VII, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Attention: Aaron Stone

                 Scott Ross

Facsimile: (212) 515-3264

with a copy (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York 10036

Attention: Adam Weinstein, Esq.

Facsimile: (212) 872-1002

If to the Company, to:

Great Wolf Resorts, Inc.

525 Junction Road

Ste. 6000 South Tower

Madison, WI 53717

Attention: William J. Robinson, Esq.

Facsimile: (608) 662-4281

Email: wrobinson@greatwolf.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention: Jeffrey D. Marell, Esq.

                 Kelley D. Parker, Esq.

Facsimile: (212) 757-3900

All such notices or communications shall be deemed to have been delivered and received (a) if delivered in person, on the day of such delivery, (b) if by facsimile or electronic mail, on the day on which such facsimile or electronic mail was sent; provided, that receipt is personally confirmed by telephone, (c) if by certified or registered mail (return receipt requested), on the seventh Business Day after the mailing thereof or (d) if by reputable overnight delivery service, on the second Business Day after the sending thereof.

Section 9.8 Amendment. Subject to Section 1.4(c), this Agreement may be amended by the parties to this Agreement at any time before the Effective Time, whether before or after obtaining the Requisite Company Vote, so long as (a) no amendment that requires further stockholder approval under applicable Law after stockholder approval hereof shall be made without such required further approval and (b) such amendment has been duly approved by the board of directors of each of Merger Sub, Parent and the Company. This Agreement may not be amended except by an instrument in writing signed by each of the parties to this Agreement.

Section 9.9 Extension; Waiver. Subject to Section 1.4(c), at any time before the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or (c) subject to applicable Law, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

Section 9.10 Entire Agreement. This Agreement (including the exhibits and schedules hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement contain all of the terms, conditions and representations and warranties agreed to by the parties relating to the subject matter of this Agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. Without limiting the generality of Section 5.12, no representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

Section 9.11 No Third-Party Beneficiaries. Except (a) as provided in Section 6.9, (which shall be for the benefit of Indemnified Parties), (b) as provided in Section 9.5 and with respect to Section 9.6 and Section 9.13 (which shall be for the benefit of the Forward Purchase Commitment Parties), (c) for the provisions of Article III (which, from and after the Effective Time, shall be for the benefit of holders of Common Stock, Company Options, Restricted Shares and Stock Unit Awards as of the Effective Time), (d) for the provisions of the last sentence of Section 6.14(d) (which shall be for the benefit of the Company, its Affiliates and their respective Representatives),(e) as provided in Section 8.5, Section 8.6(e) and Section 9.12 (which shall be for the benefit of the Sponsors, the Forward Purchase Commitment Parties, the Parent Related Parties and their Related Parties) and (f) as provided in the penultimate sentence of Section 1.4(c) (which shall be for the benefit of the Independent Directors), but, in each case, subject to the limitations on enforcement (including as provided in Sections 9.4, 9.5, 9.6 and 9.17) provided for in this Agreement, this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 9.12 Disclaimer. The representations and warranties set forth in Article IV and Article V and the covenants and agreements set forth in Article VI have been made solely for the benefit of the parties to this Agreement and (i) may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate; (ii) have been qualified in certain instances by reference to the Company Disclosure Letter, which contains certain disclosures not reflected in the text of this Agreement; and (iii) may apply standards of materiality in a way that is different from what may be viewed as material by the stockholders of, of other investors in, the Company.

Section 9.13 No Recourse. Notwithstanding anything to the contrary set forth in this Agreement, the Sponsors, the Forward Purchasers and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, financing sources (including the Forward Purchasers), managers, general or limited partners or assignees (each a “Parent Related Party” and collectively, the “Parent Related Parties”) or any Related Party of any Parent Related Party, in each case other than Parent, Merger Sub or any of their respective assignees under this Agreement, shall not have any liability, personal or otherwise, or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement for any breach, loss or damage for (i) any Damages suffered as a result of the failure of the Merger to be consummated and (ii) any other Damages suffered as a result of or under this Agreement and the transactions contemplated by this Agreement (or in respect of any oral representations made or alleged to be made in connection herewith or therewith) except as set forth in the Limited Guarantee, the Equity Commitment Letter (solely with respect to obtaining specific performance in accordance therewith) or pursuant to Section 9.17 of this Agreement.

Section 9.14 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, then (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

Section 9.15 Rules of Construction. The parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Subject to and without limiting the introductory language to Article IV and Article V, each party to this Agreement has or may have set forth information in its respective disclosure letter in a section of such disclosure letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not constitute an admission by such party that such item is material, that such item has had or would have a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or that the disclosure of such be construed to mean that such information is required to be disclosed by this Agreement.

Section 9.16 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns. No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion; provided, however, that each of Parent and Merger Sub shall be permitted, without the Company’s consent, to assign any of their respective rights, interests and obligations under this Agreement to any of its Affiliates or Subsidiaries or to any financing source for security purposes, and the enforcement of all rights and remedies that Parent has against the Company, but such assignment shall not relieve Parent or Merger Sub of any obligation or liability hereunder. Any purported assignment without such prior written consents shall be void.

Section 9.17 Specific Performance. The parties to this Agreement agree that irreparable damage would occur if any of the provisions of this Agreement, the Equity Commitment Letter or the Limited Guarantee were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chosen Courts, this being in addition to any other remedy at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. The parties acknowledge and agree that each party hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Notwithstanding anything in this Agreement to the contrary, the parties hereby further acknowledge and agree that prior to the Acceptance Time, the Company shall be entitled to specific performance to cause Parent and Merger Sub to draw down the Equity Financing pursuant to the Equity Commitment Letter and to consummate the Tender Offer and the Merger only if (a) with respect to the Tender Offer, all the Tender Offer Conditions have been satisfied or waived as of the Expiration Date and either (i) the Requisite Notes Consent has been obtained or (ii) (A) the Change of Control Offer contemplated by the Forward Purchase Commitment has been completed or will be completed substantially contemporaneously with the consummation of the Tender Offer, (B) the Forward Purchase Commitment Letter is in full force and effect and (C) the Forward Purchasers have not indicated to Parent in writing their intention not to consummate their obligations thereunder and Parent or its Affiliate will be able to obtain the Forward Purchase Commitment promptly following the Acceptance Time and, (b) with respect to the Merger, (i) all the conditions in Article VII (other than those conditions that, by their nature, are to be satisfied at the Closing) have been satisfied, (ii) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.2, and (iii) the Company has irrevocably confirmed that if specific performance is granted and the Equity Financing is funded, the Closing will occur. For the avoidance of doubt, in no event shall the Company be entitled to enforce or seek to enforce specifically Parent’s obligation to cause the Equity Financing to be funded or to complete the Tender Offer and the Merger if (a) the Tender Offer Conditions have not been satisfied or waived as of the Expiration Date or (b) (i) the Requisite Notes Consent has not been obtained and (ii) (A) the Change of Control Offer contemplated by the Forward Purchase Commitment has not been completed or will not be completed contemporaneously with the consummation of the Tender Offer or (B) the Forward Purchasers have indicated to Parent in writing their intention not to consummate their obligations thereunder or Parent or its Affiliate will not be able to obtain the Forward Purchase Commitment promptly following the Acceptance Time. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (a) the other party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 9.18 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement. Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement. This Agreement shall become effective when, and only when, each party hereto shall have received a counterpart signed by all of the other parties hereto.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

K-9 HOLDINGS, INC.

By:	/s/ Aaron Stone
	Name:	Aaron Stone
	Title:	President

K-9 ACQUISITION, INC.

By:	/s/ Aaron Stone
	Name:	Aaron Stone
	Title:	President

[Signature Page to Merger Agreement]

GREAT WOLF RESORTS, INC.

By:	/s/ James A. Calder
	Name:	James A. Calder
	Title:	Chief Financial Officer

[Signature Page to Merger Agreement]

EXHIBIT A

CONDITIONS TO THE TENDER OFFER

Notwithstanding any other term of the Tender Offer or the Merger Agreement, Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered shares of Common Stock promptly after the termination or withdrawal of the Tender Offer), to pay for any shares of Common Stock tendered pursuant to the Tender Offer and, subject to the terms of the Merger Agreement (including Section 1.1), may delay the acceptance for payment of or payment for shares of Common Stock or amend, extend or terminate the Tender Offer at any Expiration Date:

(a) unless there shall have been validly tendered and not withdrawn a number of shares of Common Stock that, together with the shares of Common Stock, if any, then owned by Parent or any of its Subsidiaries, representing at least a majority of the outstanding shares of Common Stock on a fully diluted basis on the date of purchase (which means, as of any time, the number of shares of Common Stock outstanding, together with all shares of Common Stock that the Company would be required to issue pursuant to the conversion or exercise of all options, rights and securities convertible into or exercisable for shares of Common Stock or otherwise, including after giving effect to Section 3.3(a) and Section 3.3(b)) (the “Minimum Condition”); or

(b) if any of the following conditions shall exist:

(i) there shall be pending any Legal Action by any Governmental Authority that seeks, directly or indirectly, to (A) challenge or make illegal or otherwise prohibit, restrain or materially delay the consummation of the Tender Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, (B) to prohibit or limit the ownership, operation or control by the Company, Parent or any of their respective Affiliates of any material portion of the business or assets of the Company, Parent or any of their respective Affiliates, or to compel the Company, Parent or any of their respective Affiliates to dispose of or hold separate any material portion of the business or assets of the Company, Parent or any of their respective Affiliates or (C) to impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any shares of Common Stock (or shares of capital stock of the Surviving Corporation), including the right to vote shares of Common Stock purchased or owned by them on all matters properly presented to stockholders of the Company;

(ii) there shall be any Law enacted, entered, promulgated, enforced or deemed applicable by any Governmental Authority that would, or would reasonably be expected to, directly or indirectly, result in any of the consequences referred to in clauses (A) through (C) of paragraph (b)(i) above;

[Exhibit A]

(iii) since the date of the Merger Agreement, there shall have occurred any event, change, development, circumstance, occurrence, effect, condition or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(iv) (A) the Company shall have breached or failed to comply in any material respect with any of its obligations, covenants or agreements contained in the Merger Agreement; (B) (1) any of the representations and warranties of the Company set forth in Section 4.1 (Organization and Power), Section 4.3 (Corporate Authorization), Section 4.7 (Non-Contravention), Section 4.8 (Capitalization), Section 4.9 (Voting), Section 4.13(b) (Absence of Certain Changes – MAE), Section 4.25 (Opinion of Financial Advisor) or Section 4.27 (Brokers) shall not be true and correct as of the date of the Merger Agreement or as of any Expiration Date as if made as of the time of such determination (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), subject to de minimis exceptions in the case of each of (v) the first sentence of Section 4.8(a) and the second sentence of Section 4.8(d), which de minimis exceptions shall be defined as not more than 0.1% of the outstanding shares of the Common Stock as of any measurement date solely for purposes of this clause (v), (w) the last two sentences of Section 4.8(a), (x) Section 4.8(b)(iii), (y) the first sentence of Section 4.8(d) and (z) the first sentence of Section 4.8(h), which de minimis exceptions shall be defined for purposes of this clause (z) with respect to the amount of principal, interest and other obligations outstanding under the applicable Indebtedness as 0.1% of such amount or (2) any of the remaining representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct, without giving effect to any materiality or “Material Adverse Effect” qualifications or exceptions contained in such representations and warranties, except as, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect, in each case, as of the date of the Merger Agreement or as of any Expiration Date as if made as of the time of such determination (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); or (C) Parent and Merger Sub shall have failed to have received a certificate of an executive officer of the Company, dated as of any Expiration Date, to the effect set forth in the foregoing clauses (iv)(A) and (B), and (iii) ;

(v) prior to the purchase of shares of Common Stock pursuant to the Tender Offer, the Company Board shall have withdrawn, modified, qualified or amended the Company Board Recommendation in any manner adverse to Parent;

(vi) the Merger Agreement shall have been terminated in accordance with its terms or shall have been amended in accordance with its terms to provide for such termination or amendment of the Tender Offer; or

(vii) if the Change of Control Offer is prohibited by any rule, regulation or interpretation of the SEC, or the staff thereof, or Law from being consummated

A-2

concurrently with the Tender Offer or the 30 day period required by 2017 First Mortgage Notes Indenture with respect to a Change of Control Offer has not expired (it being understood that this condition will be deemed to have been satisfied upon the earlier of (x) receipt of the Requisite Notes Consent and (y) five Business Days prior to the Termination Date (the “Delaying Condition”).

The foregoing conditions are for the sole benefit of Merger Sub and Parent and may be asserted by Merger Sub or Parent regardless of the circumstances giving rise to such condition, in whole or in part, at any applicable time or from time to time in their sole discretion prior to the expiration of the Tender Offer, except that the conditions relating to receipt of any approvals from any Governmental Authority may be asserted at any time prior to the acceptance for payment of shares of Common Stock in the Tender Offer, and all conditions (except for the Minimum Condition) may be waived by Parent or Merger Sub in their sole discretion in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC. The failure of Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Capitalized terms used in this Exhibit A and not otherwise defined shall have the respective meanings assigned thereto in the Agreement to which this Exhibit A is attached (the “Merger Agreement”).

A-3